ANNUAL REPORT 2024

AC Immune



Our goal is global leadership in *Precision Medicine* for the diagnosis and treatment of neurodegenerative diseases

WE ARE EXECUTING A CLEAR BUSINESS STRATEGY BUILT ON THREE PILLARS:



alzheimer's disease

ACCELERATE DEVELOPMENT OF NOVEL THERAPEUTICS IN AD WITH OUR PARTNERS

parkinson's and **neuro orphans**

EXPAND OUR STRATEGIC FOCUS IN PARKINSON'S DISEASE (PD) AND NON-AD NEURODEGENERATIVE DISEASES, INCLUDING NEUROORPHAN INDICATIONS AND LIMBIC-PREDOMINANT AGE-RELATED TDP-43 ENCEPHALOPATHY (LATE)

diagnostics

A CONTINUED FOCUS ON DIAGNOSTICS ENABLING **PRECISION MEDICINE** TO BE AN ULTIMATE DIFFERENTIATOR FOR THE COMPANY

Contents

Operating and Financial Highlights 2
Chair & CEO's Statement 4

BUSINESS OVERVIEW

AC Immune: At a glance 9
Unmet need in neurodegenerative diseases 10
Our strategic vision 13

ESG REPORT

Alzheimer's disease and underserved communities 24
Our approach and progress 27
Human capital 28
Environmental 30
Governance and cybersecurity 32

CORPORATE GOVERNANCE

Board of Directors 38
Executive Management 40
Directors and Executive Management Compensation Report 42
Statutory Auditor's Report 52

FINANCIAL STATEMENTS

Consolidated Balance Sheets 56
Consolidated Statements of Income/(Loss) 57
Consolidated Statements of Comprehensive Income/(Loss) 58
Consolidated Statements of Changes in Equity 59
Consolidated Statements of Cash Flows 60
Notes to the Consolidated Financial Statements 62
Statutory Auditor's Report 90

STATUTORY FINANCIAL STATEMENTS

Statutory Balance Sheets 98
Statutory Income Statements 99
Notes to the Statutory Financial Statements 100
Proposed Carry Forward of the Accumulated Losses 110
Statutory Auditor's Report 111
Shareholder Information 116

Operating and Financial Highlights

AC Immune presents its financial results for the year ended December 31, 2024

CASH RESOURCES (CHF)

165.5m

R&D EXPENDITURE (CHF)

62.6m

EMPLOYEES WORLDWIDE

172

CASH RUNWAY

Q1 2027

PATENTS GRANTED

>480



"AC Immune aims to shift the treatment paradigm for neurodegenerative diseases to Precision Medicine and ultimately, to deliver Precision Prevention"

Chair & CEO's Statement

Dear Shareholders,

We are delighted to present AC Immune's 2024 Annual Report highlighting a year of extraordinary progress for the Company. Among the significant achievements in 2024, we struck an award-winning exclusive option and license deal with Takeda for our anti-amyloid beta (Abeta) active immunotherapies focusing on ACI-24.060. Additionally, we were thrilled to receive the news that JNJ-2056 (our anti-phosphorylated Tau active immunotherapy, ACI-35.030) had been granted FDA Fast Track designation and that we received the second milestone payment from J&J given the rapid enrollment in the initial stages of ReTain, the ongoing Phase 2b trial. With these and other developments in the pipeline, we continue to reinforce our leadership in the field of neurodegenerative diseases (NDDs) and pioneering Precision Prevention.

OUR LEADERSHIP IN ACTIVE IMMUNOTHERAPIES FOR NDDS HAS BEEN CLEARLY DEMONSTRATED AGAIN

We have made great strides on our three active immunotherapies targeting the hallmark pathological proteins, Abeta (ACI-24.060), pTau (ACI-35.030), and a-syn (ACI-7104.056). We are leading the way towards delivering innovative new approaches to Alzheimer's disease (AD), Parkinson's disease (PD), and potentially other NDDs.

For ACI-35.030, patients are being treated with JNJ-2056 in the large, randomized Phase 2b clinical trial program (ReTain) in preclinical AD being conducted by our partner, Janssen Pharmaceuticals (J&J). This is a first-of-its-kind clinical trial in individuals with pre-symptomatic AD who are selected using a multistep screening protocol. The extremely high level of interest in this trial has resulted in the screening of many thousands of presymptomatic people to identify those with measurable Tau pathology. We were delighted in September 2024 to receive a CHF 25 million milestone payment in recognition of exceeding projections for the study.

Our innovative, biomarker-based adaptive Phase 1b/2 clinical trial, ABATE, evaluating our anti-Abeta active immunotherapy, ACI-24.060, in patients with prodromal AD and individuals with Down syndrome is progressing well. As a reminder, ACI-24.060 is FDA Fast Track designated and now progressing with close involvement of Takeda following the exclusive option and license deal signed in May 2024. We hope to share interim multi-cohort 12-month results of the study towards the end of 2025.

We were proud to report in November 2024 the initial interim results from our Phase 2 VacSYn trial of ACI-7104.056, our wholly-owned a-syn targeted active immunotherapy for early-stage PD. We showed that it was well tolerated and safely generated a strong antibody response against a-syn. We anticipate reporting more extensive results from the study in H1 2025 prior to launching Part 2 of the trial in 150 patients.

These programs in preclinical AD, in prodromal AD, and in early-stage PD, respectively, underscore our long-term drive to deliver precisely targeted active immunotherapy aiming to prevent the irreversible neurological damage caused by NDDs.

PRECISION PREVENTION WITH ACTIVE IMMUNOTHERAPY AND SMALL MOLECULE DRUGS

The disease-modifying potential of immunotherapeutic approaches has been demonstrated with the regulatory approval of monoclonal antibody-based therapies now commercially available for AD. We believe the early commercial uptake of these products has been slower than anticipated based in part on issues of patient inconvenience and ongoing risk-benefit uncertainties. We are more convinced than ever that the optimal immunotherapeutic modality providing the right features for a precision-based preventive approach in neurodegenerative disease is active immunotherapy where we are leading the way. Success in our efforts with our partners will see AC Immune's programs have a profound social and economic impact with potential to be employed across the global population.

Additionally, we are developing small molecule drugs to complement the immunotherapeutic approaches, particularly in some early stages of diseases with intracellular pathology. We are very encouraged by our raft of small molecule drug candidates coming through preclinical development targeting Tau, a-syn, and the NLRP3 inflammasome where data supports further progress into clinical development. We are excited by the prospects offered by these novel drugs and look forward to providing greater insight into their development opportunities.



NEW DIAGNOSTICS ARE ESSENTIAL FOR **PRECISION MEDICINE** AND PREVENTION

AC Immune's portfolio of product candidates in development as imaging agents or for testing biofluids positions the company as the leader in the emerging field of Precision Medicine for NDDs. The selectivity and specificity of these candidates targeting Tau, a-syn, and TDP-43 enables more detailed characterization of specific disease pathologies in patients. It is the strength of our Morphomer® technology platform which generated these candidates now in clinical development.

PI-2620, being developed as a positron emission tomography (PET) tracer for Tau, is leading the way and is currently in an ongoing Phase 3 clinical trial of PI-2620 being conducted by Life Molecular Imaging. The evidence from this trial will support the application for regulatory approval. Our PET tracers for a-syn continue to be evaluated in clinical trials including a new candidate (ACI-15916) now in a Phase 1 trial which aims to demonstrate improved detection of a-syn for the diagnosis of Parkinson's disease (PD). We have begun Phase 1 clinical testing of ACI-19626, our PET tracer for TDP-43 which is increasingly recognized as an important target in multiple NDDs such as amyotrophic lateral sclerosis (ALS) and frontotemporal lobar degeneration (FTLD) and as a prominent co-pathology in AD and PD.

OPERATIONAL AND FINANCIAL STRENGTHS

To ensure the Company's success in addressing the challenges of neurodegenerative diseases and to be ready for the tremendous opportunities represented by delivering innovative new therapies and diagnostics to these diseases, we strengthened our financial position and enhanced our development capabilities through strategic partnering, notably with Takeda on our anti-Abeta active immunotherapies. The leadership team has recently been augmented with changes including the appointments of Anke Post, M.D. PhD to the role of Chief Medical Officer and the internal promotions of Mark Danton (EVP, Artificial Intelligence and Information Systems), Günther Staffler, PhD (SVP, Immunotherapy) and Francesca Capotosti, PhD (VP, Research).

After a successful year of development with partnering activities bringing in USD 100 million from Takeda and CHF 25 million from J&J, we ended the year with cash resources of CHF 165.5 million. This financial strength provides us with a runway into 2027 taking us through important development milestones on multiple programs.

LOOKING INTO THE FUTURE

As ever, the coming year holds significant opportunities for further progress in the pipeline, which we are eagerly looking forward to sharing with you.

We sincerely thank all our stakeholders for their ongoing support. We continue to develop innovative approaches for the treatment and prevention of neurodegenerative diseases and remain committed in 2025 and beyond to consolidating AC Immune's position as the leader delivering precision prevention!

Douglas Williams
Chair
March 13, 2025

Andrea Pfeifer
Chief Executive Officer



BUSINESS
OVERVIEW

AC Immune

Pioneering next generation Precision Medicine for neurodegenerative diseases



Diverse and balanced pipeline

With a large number of wholly-owned assets



Key differentiation: Precision Medicine

Enabled by leadership in Active Immunotherapy



New breakthroughs

e.g. morADC[1]. Our platforms have repeatedly created potentially transformative innovations



Partnering

Strategic, risk-mitigating, timely monetization with > CHF 4bn in potential milestones



Cash reserves on balance sheet

Funding into 2027

1 Morphomer-antibody drug conjugate

AC Immune:
At a glance



- ◆ Based in Lausanne, Switzerland
- ◆ ~170 employees
- ◆ Listed September 2016 (NASDAQ: ACIU)
- ◆ 100.4m shares outstanding[1]
- ◆ Cash resources of CHF 165.5m

AC Immune is a leading, clinical stage biopharmaceutical company advancing one of the broadest portfolios focused on pioneering Precision Medicine for neurodegenerative diseases. Our highly differentiated approach integrates novel therapeutics and diagnostics to overcome the fundamental challenge in this therapeutic area – the high number of co-pathologies driving disease development and progression and the urgent need for more tailored therapeutic regimens.

Leveraging our dual proprietary technology platforms, SupraAntigen and Morphomer, we have built a comprehensive pipeline of first-in-class or best-in-class candidates spanning multiple treatment modalities and targeting both established and emerging neurodegenerative pathologies. We are currently advancing therapeutic and diagnostic programs targeting five different types of misfolded pathological proteins related to Alzheimer's disease (AD), Parkinson's disease (PD) and other neurodegenerative disorders. Our pipeline assets are further validated by the multiple partnerships we have established with leading global pharmaceutical companies. We believe our clinically validated technology platforms and multi-target, multimodal approach position AC Immune to revolutionize the treatment paradigm for neurodegenerative disease by shifting it towards Precision Medicine and disease prevention.

1 As of December 31, 2024; excluding treasury shares

Unmet need in neurodegenerative diseases

Neurodegenerative diseases, including dementias and motor disorders associated with protein misfolding, are prevalent, but there is currently an absence of reliable, early-stage diagnosis and disease-modifying treatments for these diseases. The growth in the number of people with neuro-degenerative diseases has been significant, as evidenced by the prevalence of people affected by AD and PD, two of the most common neurodegenerative diseases.

The World Health Organization recognizes dementia as a global public health priority. Worldwide, there is a new case of dementia every 3 seconds, with an estimated global patient population of greater than 50 million in 2020. This is predicted to increase to 139 million by 2050 (Alzheimer's Disease International).

The estimated total healthcare costs for the treatment of Alzheimer's disease in the United States in 2022 is USD 321 billion per the Alzheimer's Association. The worldwide cost for dementia is expected to increase to approximately USD 2.8 trillion annually by 2030 as the population ages

(Alzheimer's Disease International). If the estimated global costs of dementia were a country, it would be the 14th largest economy in the world.

NEURODEGENERATIVE DISEASES REPRESENT A LARGE AND GROWING MARKET

50m
with dementia globally[1]

>1tn
global annual cost of dementia[1] (USD)

6m
with PD[2] globally[3]

20-50%
of people over age 80 with LATE[4,5]

Diagnosis typically takes the form of observation of cognitive, functional and behavioral impairment and other symptoms of the diseases, which are generally only apparent after irreversible neuronal damage has already occurred. In the United States, through Q1 2025, there were only two approved disease-modifying therapies for AD. These provided incomplete clinical efficacy, presented non-negligible safety risks or failed to halt disease progression. A subcutaneously administered formulation of one of the approved products resulted in a higher rate of ARIA-E (amyloid related imaging abnormalities – edema related) and still required frequent dosing making it unsuitable for prevention. Despite these

shortcomings, marketed therapies, such as Eisai and Pfizer's Aricept which only address symptoms, have achieved peak annual global sales of approximately USD 2.4 billion prior to loss of exclusivity. Similarly, in the treatment of PD, the current standard of care is intended only to alleviate clinical symptoms.

Early detection of neurodegenerative diseases may be critical to enhancing the effectiveness of both symptomatic and disease-modifying therapies. As a result, therapeutic development for AD increasingly focuses on treating early-stage disease to delay or prevent progression and to preserve the maximum amount of cognitive function before it is irreversibly lost. Most

clinical studies now target mild or even preclinical stages of the disease increasing the need for accurate diagnosis that is independent of potentially subjective cognitive metrics. At least one study estimates that as many as one third of patients in previous AD studies did not in fact have AD. Accurate and early diagnosis of AD is thus a substantial unmet market need, and diagnostic products will have a key role in generating a new treatment paradigm, including by selecting more uniform and stage-specific clinical study subjects, tracking patient progress and results, managing patients who are receiving treatment, and ultimately diagnosing disease at its earliest stage for immediate treatment.

1 Alzheimer's Disease International
2 Parkinson's disease
3 Michael J. Fox Foundation

4 Limbic-predominant age-related TDP 43 encephalopathy
5 Nelson et al., Brain 2019

THE NEED FOR **PRECISION MEDICINE** IN AD: IMPROVED CLINICAL TRIALS, DIAGNOSIS AND TREATMENT OF NEURODEGENERATIVE DISEASES

1	**Non-invasive diagnostics** are critical for identifying and monitoring disease
2	**Earlier, more reliable diagnosis** may eventually lead to disease **prevention**
3	Different therapies at different stages
4	Patients selected and treated according to their underlying pathologies
5	**Combination therapy** may be required



Abeta — Alzheimer's disease

Tau

a-syn[1] — Parkinson's disease/ Lewy body dementia

Neuro-inflammation

TDP-43[2] — ALS[3] LATE[4]

Treating the right proteinopathies, in the right patient, at the right time

1 alpha-synuclein

2 TAR DNA-binding protein 43

3 Amyotrophic lateral sclerosis

4 Limbic-predominant age-related TDP-43 encephalopathy

We are developing a suite of diagnostics designed to be first-in-class or best-in-class, which will enable improved diagnosis of pathologies, patient selection and assessment of clinical trial outcomes. We currently have four diagnostic programs in our pipeline, developed using our proprietary technology platforms and targeting: Tau, a-syn and TDP 43.

Leveraging our Morphomer platform, we are developing proprietary PET imaging diagnostics for diseases resulting from the misfolding of a-syn and TDP-43 proteins. No such diagnostics are currently available for these important pathologies and AC Immune has identified promising compounds with high affinity and target specificity, as well as favorable central nervous system (CNS) pharmacokinetic properties.



Unmet need in neurodegenerative diseases

continued

NEURODEGENERATIVE DISEASE OVERVIEW

Folding and unfolding of proteins are important ways of regulating the biological activity and cellular location of those proteins. Misfolding of proteins occurs due to a breakdown of cellular quality control systems and is a common feature of many neuro-degenerative diseases. Misfolded proteins are unable to carry out their normal functions and aggregate to form insoluble deposits in the brain, which eventually lead to neuronal damage and cell death. The progression of neurodegenerative diseases, such as AD and PD, is linked to the spread of misfolded, pathological protein aggregates throughout the brain.

Misfolded proteins key impact on the pathology of neurodegenerative diseases



Affected cell
Recipient cell
Inhibit aggregation
Promote disaggregation
Prevent seeding
Microglia
Uptake and activation
Inhibit spreading
Inhibit downstream neurodegeneration
Normal protein
Misfolded protein
Aggregated protein
Morphomer target
Both immunotherapy and Morphomer target

The Figure above also shows how our therapies are designed to intervene and prevent key pathological steps in the progression of neurodegenerative diseases. They are designed to (i) prevent initial misfolding; (ii) promote disaggregation of misfolded proteins; (iii) inhibit spreading of pathological protein to healthy cells; (iv) prevent seeding of new misfolded protein aggregates inside healthy cells; and (v) inhibit downstream neurodegeneration. This robust approach to targeting neurodegenerative diseases is enabled by our two validated technology platforms, SupraAntigen and Morphomer, which generate highly specific biologics and small molecule inhibitors that can distinguish normal from misfolded proteins and inhibit key disease pathways both inside and outside of cells.

Our strategic vision

Our goal is to continue leveraging our proprietary discovery platforms, SupraAntigen and Morphomer, to shift the treatment paradigm for neurodegenerative disease towards Precision Medicine and disease prevention. We are executing a clear business strategy built on three pillars: (i) accelerate development of novel therapeutics in AD with our partners; (ii) expand our strategic focus in Parkinson's disease (PD) and non-AD neurodegenerative diseases, including NeuroOrphan indications and limbic-predominant age-related TDP 43 encephalopathy (LATE); and (iii) a continued focus on diagnostics enabling Precision Medicine to be an ultimate differentiator for the Company.

AC IMMUNE'S THREE-PILLAR STRATEGY



Precision Medicine
Alzheimer's disease (AD)
Focused non-AD Parkinson's NeuroOrphan
Diagnostics
SupraAntigen & Morphomer
Values

Alzheimer's disease

- Accelerate development of our novel late-stage active immunotherapies
  - ACI-24.060 (with Takeda)
  - ACI-35.030 (with Janssen-JnJ)

Non-AD and NeuroOrphans

- Increase strategic focus in non-AD to Parkinson's disease
- Advance anti-a-syn[1] active immunotherapy into late-stage development
- Implement our ACIU-specific NeuroOrphan strategy

Diagnostics for Precision Medicine

- Advance our differentiated diagnostic pipeline for Parkinson's disease and TDP-43[2]-based pathologies
- Utilize unique position of our Diagnostic programs for non-dilutive revenue generation and for accelerating proprietary development

1 Alpha-synuclein
2 TAR DNA-binding protein 43

Our three-pillar execution strategy reflects our unique Precision Medicine approach, which ultimately creates differentiation due to our ability to address the high levels of co-pathologies present in AD and other neuro-degenerative diseases. Much like cancer, neurodegenerative diseases are heterogeneous and may require multiple therapeutic interventions tailored to patients' specific disease drivers, to be used in combination in order to slow or stop the disease course. Ultimately, it is our belief that Precision Medicine will increase the chance of treatment success by enabling clinical trial participants to be better defined by their various proteinopathies, allowing for treatment with the right therapies at the right time.

AC Immune has established itself as a leader in developing Precision Medicines for neurodegenerative diseases by utilizing our diagnostic capabilities to enable improved diagnosis of co-pathologies, patient selection and assessment of clinical trial outcomes. Our dual technology platforms allow for a multi-modal approach encompassing a portfolio of active immunotherapies, antibodies and small molecules tailored to the underlying pathology driving patients' disease. In addition to generating targeted monotherapies, this approach creates the potential for combination regimens, which may treat a broader spectrum of disease and offer greater efficacy.

PRECISION MEDICINE FOR NEURODEGENERATIVE DISEASES

The development of therapeutics for neurodegenerative diseases is moving towards treating early-stage disease to delay or prevent progression by preserving neurological function before it is irretrievably lost. Therefore, early detection of neurodegenerative diseases will be critical to enhancing the effectiveness of both symptomatic and disease-modifying therapies.

This begins with a real challenge. The commonly used approach of taking a biopsy of the affected tissue to detect the corresponding pathology is not possible with diseases of the brain. Given these complexities, it becomes more important

Our strategic vision
continued

that we develop improved methods to fully characterize the underlying pathologies in different patients to ultimately provide better opportunities for therapeutic intervention at all stages of disease. Samples of blood or cerebrospinal fluid can be used to monitor biomarker levels indirectly but neither of these fluids provide exact anatomical information on where protein misfolding and aggregation occur. At AC Immune, we have a strong track record in discovering highly sensitive and specific imaging agents to detect and quantify pathological proteins and their aggregated forms directly in patients' brains using PET scans. These agents can provide critical information to confirm or exclude certain diagnoses and thus to determine which might be the most appropriate therapeutic strategy for a patient.

We are developing an integrated diagnostic and therapeutic strategy to deliver Precision Medicine for patients with neurodegenerative conditions. This will lead to a combination therapy approach to treat each patient's unique disease by addressing the right proteinopathy, in the right patient, at the right time.

ACTIVE IMMUNOTHERAPIES FOR ALZHEIMER'S AND PARKINSON'S DISEASE

Consistent with this approach, we are progressing our active immunotherapies targeting the hallmark proteins driving neurodegenerative diseases such as Abeta, Tau, and alpha-synuclein (a-syn). Our clinical stage active immunotherapy programs, ACI-24.060 (anti-Abeta active immunotherapy), ACI-35.030 (anti-pTau active immunotherapy),

and ACI-7104.056 (anti-a-syn active immunotherapy) have been shown to stimulate a patient's own immune system to produce antibodies directed specifically against the pathological species of these target proteins.

We believe that these antibodies will modify the course of disease by supporting clearance of toxic protein aggregates (as recent clinical data from certain monoclonal antibodies have shown), or by preventing their spreading and accumulation, thereby preserving neuronal health and function. Importantly, the use of active immunotherapies over the longer-term and in people identified as "at risk" before symptomatic disease development will provide the rational, targeted approach consistent with our Precision Medicine strategy.

KEY ELEMENTS OF OUR APPROACH INCLUDE:
Execution on advancing our product candidates, in partnership or alone, from clinical development to regulatory approval and potential commercialization

Our broad and robust pipeline of therapeutic candidates

INDICATION	CANDIDATE	PARTNER	MODALITY	DISC.[1]	P/C[2]	PHASE 1	PHASE 2	PHASE 3
Parkinson's disease	ACI-7104.056		anti-a-syn[3] active immunotherapy					
	Morphomer® a-syn		anti-a-syn small molecule					
Neuro-inflammation	ACI-19764		anti-NLRP3[4] small molecule inhibitor					
	Anti-NLRP3-ASC[5]		anti-ASC monoclonal antibody					
ALS[6]	ACI-5891.9		anti-TDP-43[7] monoclonal antibody					
NDDs[8]	morADC		Morphomer antibody drug conjugate					
Alzheimer's disease	ACI-24.060	Takeda	anti-Abeta acctive immunotherapy	AD[9] / DS[10]			FDA Fast Track	
	ACI-35.030	Janssen	anti-pTau active immunotherapy				FDA Fast Track	
	Morphomer Tau	Eli Lilly	anti-Tau small molecule inhibitor					

Wholly-owned / Partnered

1 Discovery
2 Pre-clinical
3 Alpha-synuclein
4 (NOD)-like receptor protein 3
5 Apoptosis-associated speck-like protein containing a CARD, also PYCARD
6 Amyotrophic lateral sclerosis
7 TAR DNA-binding protein 43
8 Neurodegenerative diseases
9 Alzheimer's disease
10 Down syndrome

Our clinical stage product candidates include:

PRODUCT CANDIDATE	DESCRIPTION
ACI-24.060 *for AD and for AD in DS*	ACI-24.060 is AC Immune's anti-Abeta active immunotherapy being evaluated in patients with AD and in subjects with DS. ACI-24.060 contains Abeta unrelated T-helper cell epitopes to increase the magnitude and the boostability of the antibody response against pathological Abeta and has no clinically relevant safety concerns, tolerability and immunogenicity in mouse and NHP studies. ACI-24.060 is currently being tested at 3 different incremental doses in the ABATE Phase 1b/2 trial (NCT05462106) and amyloid plaque reduction is being assessed using Abeta-PET imaging. ABATE is a multicenter, adaptive, double-blind, randomized, placebo-controlled study designed to assess the safety, tolerability, immunogenicity, and pharmacodynamic effects of ACI-24.060 in subjects with prodromal AD and in adults with Down Syndrome (DS) with evidence of brain amyloid plaques at PET scan. The Clinical Trial Application (CTA) was approved by the UK Medicines and Healthcare Products Regulatory Agency (MHRA) and Spanish Agency for Medicines and Health Products (AEMPS) with the first AD patient dosed in June 2022. In June 2023, AC Immune received Fast Track designation from the FDA for ACI-24.060, for the treatment of AD. This followed FDA clearance of the Investigational New Drug (IND) application in May 2023 enabling the ABATE study to include clinical trial sites to enroll participants with DS in the U.S. Based on the safety profile and induction of an anti-Abeta antibody response post-dosing of ACI-24.060 in patients with AD, dosing of the first individual with DS occurred in June 2023. Based on data available as of December 2024, ACI-24.060 has been shown to be generally safe and well tolerated in individuals with AD and with Down syndrome, noting in particular that no case of Amyloid-Related Imaging Abnormalities-vasogenic edema (ARIA-E) has been reported at brain MRI in these two study populations. As announced on May 13, 2024, this program is the subject of an exclusive option and license agreement with Takeda Pharmaceuticals USA, Inc. (Takeda). Under the terms of the agreement, AC Immune received an upfront payment of USD 100.0 (CHF 92.3) million from Takeda and is eligible to receive payments of up to approximately USD 2.1 (CHF 1.9) billion including an option exercise fee in the low-to-mid nine-figure USD range and potential development, commercial and sales-based milestone payments. Upon commercialization, AC Immune will be entitled to receive tiered mid-to-high teens percentages royalties on worldwide net sales. Further details related to the agreement are available on the Current Report on Form 6-K furnished by the Company on May 13, 2024 with the SEC.
ACI-7104.056	ACI-7104.056, our active immunotherapy targeting pathological a-syn, is currently being tested in a placebo-controlled, double-blind, adaptive, biomarker-based Phase 2 study (VacSYn; NCT06015841) in the EU and in the UK. This trial is evaluating the safety and immunogenicity of ACI-7104.056 against a-syn and pathological a-syn species in early PD. Additionally, disease-specific imaging and fluid biomarkers and progression of motor and non-motor symptoms of PD will be monitored. The VacSYn trial commenced in July 2023 with the dosing of the first patient and is progressing well with over 30 patients randomized in Part 1 of the study. In first interim analyses ACI-7104.056 has been shown to induce high anti-a-synuclein antibody levels. No safety concerns have been reported to date. Further interim results are to be reported in H1 2025 including pharmacodynamic data. AC Immune may decide to initiate Part 2 of VacSYn with up to 150 patients.

Our strategic vision
continued

PRODUCT CANDIDATE	DESCRIPTION
ACI-35.030 (JNJ-64042056 also now referred to as JNJ-2056)	AC Immune and Janssen Pharmaceuticals, Inc. (Janssen), part of Johnson & Johnson, evaluated the anti-phosphorylated-Tau (anti-pTau) active immunotherapy ACI-35.030 in a Phase 1b/2a study in subjects with early AD (NCT04445831). Results showed that ACI-35.030 immunization generated a rapid antibody response (anti-pTau, anti-ePHF and anti-Tau IgG) after the first injection (at week 2) at the 3 tested doses. An apparent dose-effect was observed between low- and mid-doses but not between the mid- and high-doses. A boosting effect was observed after each injection especially against pathological Tau species (pTau and ePHF). The antibody response was strongly directed against these pathological Tau species but not against non-phosphorylated Tau. Long-term maintenance of the anti-ePHF IgG titers against endogenous pathological Tau was observed at the mid- and high doses.

In the Phase 1b/2a clinical trial, ACI-35.030 showed a good safety and tolerability profile. The majority of adverse events (AEs) were of mild or moderate intensity. No death was reported. No AE led to study discontinuation or to study treatment discontinuation. Injection site reactions were the most frequently reported AEs in actively treated subjects. The frequency of serious adverse events (SAEs) observed in subjects treated with ACI-35.030 did not appear to have any particular relationship to the dose.

Consequently, ACI-35.030/JNJ-2056 is now being assessed in subjects with preclinical (i.e., pre-symptomatic) AD in the Phase 2b study ReTain (NCT06544616). The ongoing trial will randomize approximately 500 participants with confirmed early-stage Tau pathology, who will be treated over a four-year period. The trial will include interim biomarker analyses potentially allowing for acceleration towards a regulatory filing. JNJ-2056 was granted Fast Track designation by the FDA, for the treatment of AD in July 2024. In September 2024, AC Immune received a milestone payment triggered by the rapid rate of prescreening in the potentially registrational Phase 2b ReTain trial and the first patient was dosed in H2 2024. |
| **PI-2620** | PI-2620 is the Tau-PET imaging agent discovered during the collaboration of AC Immune and Life Molecular Imaging (LMI). We are working with our partner, LMI, to advance PI-2620 as a highly differentiated, best-in-class Tau diagnostic for AD as well as non-AD tauopathies such as progressive supranuclear palsy (PSP) and corticobasal degeneration (CBD). Results have demonstrated PI-2620's differentiated characteristics as a diagnostic tool for studying Tau-related diseases. Results on the longitudinal use of PI-2620 in 52 participants (7 with normal cognition, 28 with mild cognitive impairment (MCI), and 17 with AD) from an investigator sponsored Phase 2 trial at the Asan Medical Center (NCT03903211) were presented at the 2022 AAIC and published in 2024 in the peer-reviewed Journal of Nuclear Medicine. Following these results, LMI moved PI-2620 into late-stage clinical development in AD and made a milestone payment to AC Immune. The first Alzheimer's patient in ADvance, the pivotal Phase 3 histopathology study in AD (NCT05641688), was imaged in January 2023. In August 2024, partner LMI has received Fast Track Designation for the diagnostic 18F-PI-2620, from the U.S. FDA in three neurodegenerative conditions: AD, PSP, and CBD. |
| **ACI-12589** | Our Morphomer platform has delivered the first clinically validated a-syn-PET tracer which now can support the differential diagnosis of multiple system atrophy (MSA) from other neurodegenerative diseases and allow precision medicine approaches and biomarker-based clinical development in this indication. ACI-12589 preclinical and clinical data were published in October 2023 in Nature Communications. In addition, medicinal chemistry optimization strategies have allowed the identification of our next-generation clinical candidate, ACI-15916. Compared to ACI-12589, ACI-15916 shows significantly higher target occupancy in brain slices from idiopathic forms of PD and has therefore the potential to enable imaging of a-syn pathology in patients with PD. IND/CTA-enabling studies for ACI-15196 were completed in H2 2024. The Phase 1 trial in PD will be initiated in Q1 2025, and the readout from this study is expected in H2 2025. |

PRODUCT CANDIDATE	DESCRIPTION
ACI-19626, TDP-43 imaging diagnostic	Our Morphomer platform has delivered the first-in-class TDP-43 PET tracer, 18F-ACI-19626 entering the FiH evaluation in healthy volunteers and in patients with TDP-43 proteinopathies. ACI-19626 shows optimal binding potential in frontotemporal lobar degeneration (FTLD)-TDP brain tissue with no binding to physiological TDP-43, excellent selectivity over other aggregated proteins commonly present in neurodegenerative diseases and aging brain, excellent pharmacokinetic properties suitable for human brain imaging. This PET tracer is envisioned to enable early and differential diagnosis, improve the design and interpretation of clinical trials allowing for patient stratification, selection of optimal timing for therapeutic intervention and pharmacodynamic effect evaluation. This first-in-class molecule could have a high impact, opening new opportunities for therapeutic interventions in diseases with high unmet medical needs and huge societal burdens, such as ALS, FTD and AD. CTA enabling studies for ACI-19626 were completed in July 2024. The Phase 1 trial was initiated in January 2025 and the interim readout from this study is expected in December 2025.
Morphomer Tau aggregation inhibitors	We are researching and developing small molecule Tau aggregation inhibitors with plans to evaluate candidates in AD. Continued candidate characterization across the research program has also identified new and highly differentiated candidates with excellent brain exposure and selectivity for pathological aggregated Tau.
Semorinemab	Semorinemab is an investigational monoclonal anti-Tau antibody that targets the N-terminal portion of the Tau protein and is designed to bind to Tau and slow its spread between neurons for the treatment of AD. AC Immune regained the global rights to semorinemab in February 2025, following termination of the collaboration agreement with Genentech, a member of the Roche Group, which termination became effective in April 2024. Semorinemab has been studied in two Phase 2 studies: Tauriel in early (prodromal-to-mild) AD, where the primary efficacy endpoint was not met; and Lauriet in mild-to-moderate AD. In Lauriet, a strongly positive and highly statistically significant effect was seen on ADAS-Cog11 (one of two co-primary endpoints) plus statistically significant effects on several key biomarkers, including total Tau and pTau217 in CSF and plasma. The second co-primary endpoint, ADCS-ADL and the secondary efficacy endpoints did not reach significance. Final open label extension results from the Lauriet trial will be reviewed when they become available and are received in full by AC Immune. The Company will carefully review and evaluate available data sets, before decisions are made on potential further development and other opportunities.
Crenezumab	Crenezumab is a humanized monoclonal antibody, an investigational treatment designed to slow AD progression by neutralizing neurotoxic Abeta oligomers. It was designed by AC Immune to be a conformation-specific monoclonal antibody targeting multiple forms of misfolded Abeta. AC Immune regained the global rights to crenezumab in February 2025, following termination of the collaboration agreement with Genentech, a member of the Roche Group, which termination became effective in April 2024. Crenezumab has an antibody backbone (IgG4) designed to minimize the inflammatory response in the brain, which may result in a lower incidence of side effects known as ARIA (Amyloid-Related Imaging Abnormalities). The investigational medicine has demonstrated excellent safety (e.g. less than 1% of ARIA-E cases in the Phase 3 studies; Ostrowitzki et al., JAMA Neurology, 2022) and encouraging efficacy signals while undergoing extensive Phase 2 clinical testing. While the Colombian autosomal-dominant AD prevention trial was not sufficiently powered to show significant cognitive benefits, crenezumab was proven to be safe with numeric trends on the primary and vast majority of secondary and exploratory endpoints in its favour. The lessons from this study provided useful insights regarding the desired anti-amyloid immunotherapy profile and designs for prevention trials. AC Immune will carefully review and evaluate available data sets, before decisions are made on potential further development and other opportunities.

Our strategic vision
continued

Continuing to optimize our long-term growth by selectively partnering product candidates for global development and commercialization

We have a strong track record of establishing value-driving collaboration agreements with leading pharmaceutical companies, such as Janssen, Takeda, Lilly and LMI. This strategy allows us to leverage our partners' scientific, development, manufacturing and commercialization expertise and other resources while partially monetizing our investments, de-risking and accelerating the development of our product candidates. This strategy also enables us to use non-dilutive partnership revenue to bolster our investment into our early-stage proprietary programs and fuel our continued growth. Our collaboration agreements are summarized in the table below:

External validation and cash generation through external collaborations[1]

PROGRAM	PHASE			TOTAL VALUE in millions	UPFRONT in millions	MILESTONES RECEIVED TO DATE in millions	ROYALTIES	PARTNER
ACI-24.060 *(anti-Abeta active immunotherapy)*	●	●	○[2]	>USD 2,100	USD 100		Mid-to-high teens	Takeda
ACI-35.030 *(anti-pTau active immunotherapy)*	●	●	○[3]	CHF 500	CHF 26	CHF 45	Low-double digits to mid-teens	Janssen
Tau Morphomer® *drugs*	●	○	○[4]	CHF 1,860	CHF 80 +USD 50[5]	CHF 40	Low-double digits to mid-teens	Eli Lilly
PI-2620 *(Tau-PET[6] tracer)*	●	●	●[7]	EUR 160	EUR 0.5	EUR 7	Mid-single digits to low-teens	Life Molecular Imaging
Crenezumab[8] *(anti-Abeta antibody)*	●	●	○	USD 65[9]	USD 25	USD 40		
Semorinemab[8] *(anti-Tau antibody)*	●	●	○	CHF 59[9]	CHF 17	CHF 42		
Total (CHF m)[10]				**~4,750**	**255.2[11]**	**172**		

Outstanding potential milestone payments exceed ~CHF 4.3bn

Phase I ● ○ ○   Phase II ● ● ○   Phase III ● ● ●

For any additional product candidates targeting large markets, we may, if appropriate, selectively partner with leading companies that we believe can contribute development, manufacturing and marketing expertise, geographic reach and/or other resources that can enhance the value of our wholly-owned products.

We will continue to seek to retain certain indications (e.g. NeuroOrphan) and/or geographies, such that we could begin to grow our own marketing capabilities and develop AC Immune into a fully integrated pharmaceutical company.

1 Disclosure limited due to confidentiality agreements with collaboration partners
2 Phase 1b/2
3 Phase 2b
4 Phase 1 completed
5 Equity investment
6 Positron emission tomography
7 In Alzheimer's disease
8 Previously licensed to Genentech (a member of the Roche Group)
9 Total payments received from partner until termination of agreement
10 Converted to CHF on date of receipt
11 Excludes convertible note agreement of USD 50 million

THE BENEFITS OF OUR CLINICALLY-VALIDATED, PROPRIETARY TECHNOLOGY PLATFORMS

The engines that drive our growth are our two unique proprietary and versatile technology platforms: our SupraAntigen platform, which is our biological and immunological platform, and our Morphomer platform, which is our chemical platform. These platforms generate biologics (active immuno-therapies and antibodies) and small molecules, respectively, which are designed to selectively interact with the misfolded proteins that are common in a broad range of neurodegenerative diseases. These clinically-validated platforms form the basis of our ongoing pipeline development and the value-driving strategic partnerships we have established to date.

The key aspect of both our SupraAntigen and Morphomer technology platforms is conformational specificity, which we believe is central to the development of effective and safe therapeutics for neurodegenerative diseases. Our SupraAntigen platform targets misfolded proteins through antigens displayed on the surface of liposomes, which mimic the targeted pathological form of the protein. In a complementary approach, our Morphomer platform uses small molecular weight compounds to target the aggregation and seeding process, which prevents the misfolded proteins from aggregating inside the cell and prevents the formation of new misfolded proteins in healthy neighboring cells through a seeding mechanism. Small molecules derived from our Morphomer platform, which we refer to as Morphomers, not only inhibit aggregation of pathological proteins, but also promote disaggregation of already formed aggregates, thereby potentially enhancing their therapeutic potential even in established disease states.

SupraAntigen and Morphomer platforms: an integrated approach to CNS-specific therapies



SupraAntigen   Morphomer

Active immunotherapy
- Conformation- and target-specific efficacious vaccines
- Sustainable and boostable robust response
- Safe and T-cell independent

Targeted antibodies
- Highly specific (low nM[1] to pM[2]) monoclonal antibodies
- Intra- and extrabodies for potential CNS[3] delivery

Small molecules
- Excellent BBB[4] passage
- Intracellular mechanism of action
- Highly selective for pathological forms of target proteins

Diagnostics
- Unique PET ligands (Tau, a-syn[5] and TDP-43[6])
- Sensitive biofluid tests for new targets (a-syn and TDP-43)

1 Nanomolar
2 Picomolar
3 Central nervous system
4 Blood-brain barrier
5 alpha-synuclein
6 TAR DNA-binding protein 43

The SupraAntigen platform was first developed by AC Immune's scientific co-founders to overcome a challenge common to neurodegenerative diseases: the lack of immunogenicity of disease-causing self-proteins. The SupraAntigen platform uses liposomes (small spherical vesicles formed by a lipid bilayer) to present specific antigens designed to evoke an immune response.

SupraAntigen is used to generate conformation-specific antibodies for immunotherapy in neurodegenerative diseases. The overarching idea behind the platform is that antibodies, which are large in size, are well-suited to target extracellular proteins, interrupt spreading of pathological proteins, and break up and clear aggregates of misfolded proteins through phagocytosis.

AC Immune has acquired advanced mastery of the design and manipulation of liposomes to develop either passive or active immunization techniques to generate antibodies targeting neuro-degenerative diseases. When pursuing active immunization approaches, we use liposomes carrying a specific antigen as an active immunotherapy.

Our strategic vision
continued

After treatment with an active immuno-therapy, antibodies that specifically target the pathological forms of the target proteins are produced naturally by the host with very high affinity without further optimization. This immune response can be long-lasting and may be ideal to prevent the onset of a disease, as the immune system is now primed to rapidly identify disease-causing misfolded proteins.

The Morphomer platform is designed to enable the development of small molecules (Morphomers) able to bind/interact with beta-sheets containing fibrillary aggregates from candidate selection through preclinical proof-of-

concept. Morphomers can target pathological protein aggregates in any brain compartment and are equally well suited for therapeutic and diagnostic applications.

The first key component of the Morphomer platform is its library of rationally designed, CNS-optimized non-dye compounds. AC Immune's extensive know-how has enabled the identification of CNS compounds that penetrate the brain and demonstrate high selectivity for the target. This knowledge has been used to focus the Morphomer library to approximately 17,200 compounds that display these favorable characteristics, making this

library an ideal starting point when developing molecules to target human proteinopathies of the CNS. Thus, rather than using the non-directed trial and error strategy of the typical drug development process, the Morphomer platform utilizes its bias for successful CNS candidates to improve efficiency and accelerate the early stages of the drug development process. Extensive expertise in medicinal chemistry and a suite of proprietary assays developed to screen and validate candidate compounds enables AC Immune to rapidly optimize multiple, highly diversified lead compounds for further preclinical and clinical development.

SHIFTING THE TREATMENT PARADIGM FOR NEURODEGENERATIVE DISEASE TOWARDS **PRECISION MEDICINE** AND DISEASE PREVENTION

Modifying the progression of the disease requires targeting the specific underlying biological processes that drive disease progression. These processes evolve over the course of many years prior to manifestation of symptoms and a high percentage of neurons may be lost prior to clinical manifestation. Earlier intervention or prevention of the disease could have a major impact, but it requires accurate disease detection prior to developing symptoms. Due to recent advancement in biomarker research, people at risk of developing AD can be diagnosed 10 to 20 years before symptoms occur. This is opening a completely new market segment for the prevention of NDD in which active immunization will play a key role. This early, and potentially preventative, Precision Medicine approach may ultimately lead to better disease management for patients with neurodegenerative diseases.

Given the inherent advantages of active immunotherapies compared to monoclonal antibodies, we believe that our programs could have a profound global social and economic impact as a new class of therapy for neurogenerative diseases in various settings.

With regard to treatment, active immuno-therapies have potentially improved safety and efficacy profiles. By stimulating the patient's own immune system to produce antibodies, we believe safety and tolerability would be enhanced by avoiding the need to introduce repeated large doses of externally manufactured antibodies. Additionally, due to their ability to target multiple epitopes with a long-lasting and consistent immune response, the polyclonal antibody response generated by an active immunotherapy could potentially address multiple pathological species of the targeted protein.

Active immunotherapies are also much simpler to administer. They are amenable to convenient annual or biannual dosing whereas monoclonal antibodies require frequent intravenous infusions (up to twice per month). These dosing regimens position active immunotherapies as an obvious solution for maintenance therapy for patients who have previously achieved plaque clearance with antibodies. This approach will reduce the burden for infusion centers and enhance access to a broader patient population.

In addition to these advantages, active immunotherapies allow for more simplified distribution logistics and cost-effectiveness. These factors are crucial to enable their global application as preventative therapies. Given the irreversible nature of neuronal damage, earlier intervention, even before symptoms become visible, promises to be the best strategy to preserve patient function and quality of life.

Active immunotherapies as a new class of treatment for neurodegenerative diseases

Active Immunotherapy



Stimulates the patient's immune system to produce their own antibodies

Major advantages:
Long-lasting specific immunity for pathological target, consistent, boostable

Limited annual dosing (once or twice) after priming year

No observed ARIA-E[1] to date (safety profile well suited to long-term use)

Ease of administration and simple logistics for global access

Cost-effective (attractive healthcare economics across global populations)

Passive Immunotherapy



Externally generated mAB requires administration every two to four weeks

1 Amyloid-related imaging abnormalities-edema

  

Treatment **Prevention** **Maintenance**

 *for global treatment and prevention of neurogenerative diseases*

ESG
REPORT

Alzheimer's disease and underserved communities

DEDICATED TO IMPROVING PEOPLES' LIVES

At AC Immune, our goal is to make a difference in the lives of patients, their families, and caregivers. We actively engage with patient groups and advocates to understand the needs of those living with these conditions.

We are committed to developing new products to diagnose, treat, and ultimately, prevent neurogenerative diseases, one of the largest unmet needs in healthcare. Our Precision Medicine approach will enable us to deliver the best combination of treatments and preventive strategies tailored to each patient's diagnostic profile.

One of the major challenges of neurodegenerative diseases is that they progress silently, for years, before symptoms appear. By the time symptomatic patients are diagnosed and treated, much of the damage has already been done.

The recent clinical successes of Abeta-targeting therapies bring real hope to patients and families and demonstrate the potential value of effective products. We have learned how to slow the disease – now we need to find ways to prevent Alzheimer's from developing.

We believe active immunotherapy is the only realistic way to implement dementia prevention. Thanks to their unique advantages outlined above, they are ideally suited for chronic treatment and prevention, and we are encouraged to see peers increasingly joining the field.

Our investigational active immunization therapies could potentially delay or even prevent the onset of dementia symptoms. We believe that by the end of this decade, the first active immunotherapies targeting toxic forms of Abeta, Tau or a-syn will reach the market.

THE EARLIER THE INTERVENTION, THE GREATER THE IMPACT ON A PATIENT'S LIFE

A treatment that could delay the onset of Alzheimer's by five years would reduce the number of patients by almost half and generate savings for patients, their families and healthcare systems. This would transform the future by allowing more people to remain active and independent as they age. Therefore, we believe that prevention is likely the best strategy to preserve patient function and quality of life which would also significantly reduce the huge burden on society.

To achieve this goal, we are combining our Precision Medicine approach and our knowhow in the development of active immunotherapies to deliver Precision Prevention.

Our active immunotherapies targeting the hallmark proteins driving neuro-degenerative diseases are designed to stimulate a patient's immune system

to produce a long-lasting antibody response ideally suited to prevent the buildup of pathological proteins and to prevent neurodegeneration.

When looking at the numbers, it becomes clear that to address and hopefully prevent this devastating disease, current disease-modifying therapies will not suffice.

Providing broad access to monoclonal antibodies for the estimated global population of 90 million living with Alzheimer's disease already proves to be an enormous challenge for healthcare systems, pharmaceutical companies and patients. The need to monitor for potential side effects and the regular treatment visits, every two to four weeks, preclude the use of this modality in remote areas or in a prevention setting before symptoms have appeared.

The population at risk of developing the disease, living with preclinical AD is even bigger, and estimated at 300 million. Taken together, 400 million people could potentially benefit from preventive therapy, and we believe only active immunotherapies offer the convenience and safety that would allow their global application.

In our effort to deliver a realistic solution, our goal is to ensure global access and to include underserved populations and communities which carry an elevated risk of developing AD or who require more cost-effective, convenient and safer solutions.

DELAYING THE ONSET OF AD BY 5 YEARS, WOULD CUT AD PATIENT GROWTH BY ALMOST 50%

Number of Americans (age ≥65) living with AD (in millions)   Savings on costs of care (2025-2050)



→ USD **87bn out-of-pocket**

→ USD **141bn Medicare**

→ USD **357bn total**

(adapted from: Alzheimer's Association, Changing the Trajectory of Alzheimer's disease, 2015)

ACTIVE IMMUNOTHERAPY IS POTENTIALLY THE ONLY REALISTIC OPTION FOR GLOBAL PREVENTION



>1tn
global annual cost of treating dementia (USD)

90m+
people with dementia globally

>300m
people with preclinical AD at risk of disease

>400m+
people addressable by active immunotherapy

Diagnostics enable earlier intervention

Active immunotherapy for treatment and prevention

Alzheimer's disease and underserved communities
continued

LEADING THE WAY TO COST-EFFECTIVE AND ACCESSIBLE SOLUTIONS TO PREVENT AD

Too few people know that Alzheimer's-like characteristics develop in almost all people living with Down syndrome over age 40. The reason for this excessive amyloid plaque formation relates to the extra copy of a gene encoding, the amyloid precursor protein, found on chromosome 21, the triplication in Down syndrome leads to increased production of Abeta and hence accelerates its accumulation.

People living with Down syndrome together with their families are searching for therapies to help improve their quality of life and, as our first clinical study has shown, are willing to participate actively in the development of a solution. An effective active immunotherapy could have a major impact on the lives of people living with Down syndrome.

AC Immune is the only company in the world to include this population in our Alzheimer's trial and is working closely with families and experts in the Down syndrome community to make sure they will have access to preventive therapy.

AC Immune and its collaborators are conducting this work in a vulnerable and underserved population to demonstrate the feasibility of such trials. Trials such as our ongoing ABATE study are further raising the profile of the unmet medical need for individuals with Down syndrome.

In the next few decades, the impact of Alzheimer's disease and other dementias is expected to increase, especially in lower and middle incomes countries (Nandi et al., 2022). Researchers projected the number of years lost to dementias for different age groups and countries based on historical data and population projections and found that low- and middle-income countries (LMICs) would bear a significant portion (65%) of this burden in 2050, compared

to only 18% in 2019. To avoid the large inequalities and an unsustainable impact of neurodegenerative diseases in LMICs, we have to keep in mind that our goal has to be an accessible and cost-effective solution that does not require extensive healthcare infrastructure or huge financial resources for their implementation.

\Active immunotherapies not only enhance global accessibility through convenient and infrequent dosing but also optimize manufacturing, storage, and distribution. With the ability to maintain stability for 2-3 years at refrigerator or room temperature, active immunotherapy is turning into a game-changer for worldwide availability.

Taken together, we are developing the most promising modality that offers unprecedented cost-effectiveness to enable global application as preventive therapies to protect cognition and brain function and more effectively preserve quality of life.



Our approach and progress

We are working on novel approaches for diagnosis, treatment, and implementation that will converge to enable the shift towards precision medicine, integrated treatment and prevention.

Our diverse development pipeline actively focuses on key areas, which include targeted immunotherapy approaches for prevention, improving the slowing of disease and employing novel targets such as NLRP3, TDP-43 and a-syn.

THE START OF A NEW TREATMENT ERA IN NEURODEGENERATIVE DISEASES

 Increase from 30% Slowing (Tau, TDP-43, a-syn)

 Novel Targets/Biomarkers (NLRP3, TDP-43, a-syn)

 Novel designs Combination, Prevention

 **Personalized Medicine Integrated Treatment Prevention**

2024 HIGHLIGHTS

2024 marks an important year in AC Immune's mission to deliver Precision Prevention for neurodegenerative diseases. The landmark deal for ACI-24.060 in Alzheimer's disease combines AC Immune's leadership in product development with Takeda's clinical development expertise and history of driving neuroscience innovation. This collaboration will support the promise of bringing an active immunotherapy targeting Abeta in early Alzheimer's disease to an aging population.

In our collaboration with Janssen Pharmaceuticals, we have come one step closer to delivering a preventive anti-Tau active immunotherapy for Alzheimer's disease. In the Phase 2b Retain study evaluating ACI-35.030/JNJ-2056 in preclinical Alzheimer's disease, the first participant has been dosed and a second milestone payment was triggered based on the rapid rate of prescreening in this potentially registrational trial.

Our wholly-owned therapeutic and diagnostic candidates are also making strides in their clinical development.

We reported positive interim safety and immunogenicity results from our anti-a-syn active immunotherapy ACI-7104.056 in the ongoing VacSYn Phase 2 trial in early Parkinson's disease.

In parallel, AC Immune is advancing new PET imaging agents that selectively bind to a-syn and TDP-43 into clinical development. Sensitive and reliable diagnostic tools to distinguish the underlying pathologies contributing to cognitive decline could pave the way for targeted interventions, addressing a significant unmet medical need not only for widespread conditions like Parkinson's disease but also for rare NeuroOrphan indications.

Fast Track status granted
for two Tau-targeted programs (ACI-35.030 and PI-2620)

Novel a-syn-and TDP-43-PET tracers
advancing into First-in-Human clinical trials in PD and genetic FTD

Landmark deal with Takeda
for the development of ACI-24.060 in Alzheimer's disease

First subject with preclinical Alzheimer's disease
dosed in the Retain Phase 2b prevention trial evaluating ACI-35.030

Human capital

At AC Immune, we attract, inspire and motivate more than 170 outstanding individuals and teams to deliver our pioneering mission in the diagnosis, treatment and prevention of neurodegenerative diseases.

DIVERSITY AT AC IMMUNE IS OUR STRENGTH

Embracing diversity is a core part of our commitment and is visible throughout the organisation. We believe that it is essential for fostering innovation, and creating a workplace where, from our workforce to our leadership, we make it happen.

- ◆ 172 talented colleagues, 41% men and 59% women
- ◆ Certified for gender equality between salaries of men and women for work of equal value
- ◆ 27 diverse nationalities

- ◆ 45% hold Ph.D. / 37% hold M.Sc. qualifications
- ◆ Employees stay with us for an average of 5 years
- ◆ Diverse colleagues from 27 countries foster a global workplace where every worker feels valued, respected and empowered
- ◆ Women occupy 43% of our board, 43% of our executive leadership (including our CEO, CMO and CSO) and are represented throughout every level in the organisation

LEARNING AND DEVELOPMENT

Our values of team spirit and passion to win through the delivery of excellent results is the driving force that underpins our philosophy of performance management.

We've transitioned to a digital solution that integrates goal setting, performance reviews, personal development plans and targeted feedback with our core HR platform.

Formal performance reviews include frequent and direct feedback, and regular goal discussions between people managers and their teams. Discussing talent is a key part of our leadership agenda.

Our employees are further engaged with town halls, key opinion leader (KOL) sessions, informal events, poster sessions, and opportunities to participate in steering committees meetings and board interactions.

In addition to technical and behavioural training and competencies that all employees need to be successful, our executive management team are accountable for prioritising leadership development programs, that include individual coaching, in-person learning, and multi-discipline learning opportunities for colleagues at all levels.

The CEO and CHRO frequently consider our long term resource needs, identifying and developing our leadership development, as well as reward and succession planning with the Compensation Nomination and Corporate Governance Committee (CNC) and the Board of Directors.



27
NATIONALITIES REPRESENTED
IN THE COMPANY



172 employees
Women: **59%**
Men: **41%**

■ Women
■ Men

M.Sc. **37%**
Ph. D. **45%**

■ M.Sc.
■ Ph. D.

Women in Executive Leadership **43%**

■ Women
■ Men

Women on Board of Directors **43%**

■ Women
■ Men



"People are at the heart of AC Immune's mission, driving our success every day. Our eight values guide our culture, decisions, and how everyone across the organization focuses on making it happen

Professor Andrea Pfeifer

ATTRACTING, RETAINING AND MOTIVATING OUR PEOPLE

Using our 5 year strategic outlook, we develop our people plans with a focus on data-driven decisions that enable us to:

- ◆ Attract and retain the best people
- ◆ Provide a safe, interesting and flexible work environment
- ◆ Use digital tools to improve organisation performance
- ◆ Incentivise results, behaviours and alignment with our values
- ◆ Develop and promote top scientific and industry leadership talent

At AC Immune, we are proud to offer a comprehensive and attractive total reward to all employees that transparently recognises and connects their contribution to the long term success of our mission. Our approach includes:

- ◆ A competitive base salary and bonus potential
- ◆ Participation in all-employee share plan
- ◆ A comprehensive retirement savings plan
- ◆ Extensive insured benefits (including accident injury, illness and pension related insurances)
- ◆ Policies that support flexible working and vacation

Environmental

At AC Immune, we recognize the importance of Sustainability and Environmental Stewardship as an essential aspect of our business practice.

SUSTAINABILITY AT THE EPFL INNOVATION PARK

As signatories to the EPFL Innovation Park Sustainability Charter, AC Immune's remain a dedicated partner to EPFL Innovation Park sustainability principles and practices. These translate into day-to-day AC Immune eco-friendly practices, including:

1. Energy Consumption reduction
2. Sustainable mobility solutions
3. Effective waste management

We achieved a further 2% reduction in our electricity consumption from 2023 to 2024




2%

1. Energy

AC Immune's own energy consumption metrics reflect a deep-seated commitment to this sustainable vision: In 2024, AC Immune achieved a further 2% reduction in electricity usage. The introduction of efficient TCUs enables some electricity savings which compensated the increase use of electricity in another building.

2. Mobility

AC Immune promotes sustainable commuting through a mobility policy that includes a 30% subsidy for public transport and other incentives for alternative commuting methods like cycling or walking. As a result, 71% of our employees commute sustainably. And for those commuting by car, carpooling initiative enabled the savings of 12 tons of CO_2e in 2024. These practices highlight our employees' support for AC Immune sustainability efforts.

In addition, by offering adaptable working hours and the option to work from home, we actively contribute to employee wellbeing, and to diminishing traffic congestion during peak hours and lowering emissions. These measures empower our staff to make eco-friendly transportation choices that align with their lifestyles.



71%

The majority of our employees commute via soft mobility means… we sponsor sustainable mobility schemes through public transportation subscriptions and cycle service subsidies

3. Waste management

Thanks to a well-coordinated and effective waste handling and disposal system, the production of hazardous waste from our R&D Labs was reduced by 10% in 2024.

The production of hazardous waste from our R&D Labs reduced by 10% from 2023 to 2024



10%

LABORATORY SAFETY AND MAINTENANCE

At AC Immune, we prioritize laboratory safety and employee well-being through comprehensive safety initiatives. These include:

◆ Developing site safety procedures
◆ Supporting employees in acquiring relevant Health & Safety skillset
◆ Conducting safety drills and establishing emergency response plans
◆ Proper training on hazardous materials handling and disposal
◆ Regular equipment maintenance

AC Immune commitment to safety is evident, with no serious incidents reported in 2024, showcasing our effective safety protocols and efforts to minimize occupational and environmental risks associated with laboratory operations.

Governance and cybersecurity

ETHICS

Ethics and Integrity

AC Immune's Commitment to ethics and integrity refers to our adherence to a set of moral principles and values that guide the AC Immune actions. This commitment involves being honest, transparent and accountable in all actions and decisions, and striving to do what is right and fair, even in difficult or challenging situations. This is essential for building trust, credibility and a reputation for integrity, professionalism and fairness and is an important aspect of responsible and sustainable business practices.

Code of Business Conduct and Ethics

AC Immune's Code of Business Conduct and Ethics outlines our foundational values to operate ethically, with integrity and with a focus on transparency. It recognizes that the actions of AC Immune's representatives are the foundation of our reputation and adherence to the applicable law and the Code of Business Conduct and Ethics is imperative. These values

minimize our risk for patient, regulatory or financial repercussions. Through the implementation of a strong governance framework, we are able to build trust, ensure compliance with regulatory standards and continue our operations.

AC Immune's Code of Business Conduct and Ethics covers the following topics:

- Conflicts of interest
- Quality of public disclosures
- Accuracy of financial records
- Compliance with laws, rules and regulations
- Reporting of illegal or unethical behaviour
- Trading in AC Immune's securities
- Protection of confidential information
- Fair dealing and business conduct
- Equal opportunity, non-discrimination and fair employment
- Environment, health and safety
- Usage of social media

Deriving from the Code of Business Conduct and Ethics, AC Immune has put in place specific policies in many of these areas. All employees have been introduced and are regularly trained on the topics covered by the Code of Business Conduct and Ethics.

Transparency

AC Immune maintains a whistleblower hotline for reporting of any evidence of fraud regarding financial, accounting, accounting controls or audit matters and encourages all employees, officers and directors to report any concerns promptly. We will thoroughly investigate any reports of violations made in good faith. All employees, officers and directors are required to cooperate in any internal investigations of misconduct and unethical behavior. We will not tolerate any kind of retaliation for reports or complaints regarding misconduct that were made in good faith and will investigate until an issue is resolved.

QUALITY ASSURANCE

We strive to develop medicines that will impact our patients' lives without compromising on quality and safety.

 **Robust and performant Quality Management System (QMS)** to promote compliance with applicable laws and regulations, to control activities related to product quality and patient safety, and to enable innovation and continuous improvement

 **Quality culture and continuous training** of our employees to keep up to date with the latest regulatory requirements, industry's best practices, and company-specific procedures

 **Quality review** with senior leadership and monitoring on the performance of the QMS to strive for quality excellence

AC Immune is committed to performing the highest quality scientific research and development. Through these efforts, we strive to develop medicines that will impact on our patients' lives without compromising on quality and safety. As sponsor of clinical trials, we prioritize our patients' safety and welfare over all other business priorities.

AC Immune embraces innovation every day to develop pioneering precision medicine. It requires a mindset that welcomes ideas, adopts changes and encourages experimentation. Each step of our innovative process is guided by a quality culture to ally performance with compliance. Our quality principles and methods not only ensure compliance but also foster innovation and agility. By cultivating a culture of continuous learning and improvement, we can adapt to change more effectively and drive performance excellence.

Due to our commitment to quality, we have taken a proactive approach to integrating a Quality Management System (QMS) which ensures that adequate quality standards are implemented throughout the product development and lifecycle. The QMS promotes compliance, facilitates acceptance by the Health Authorities

and addresses customers' needs (e.g. Medical doctors, subjects included in the clinical trials, partners). Our QMS also enables innovation and continuous improvement while ensuring collaboration amongst preclinical, clinical, pharmaceutical development and manufacturing activities.

Our quality compliance requirements have increased as we have expanded our pipeline and advanced certain programs into mid-stage clinical development. For example, in 2024, we expanded the ongoing VacSYn study to test our novel anti-a-syn active immunotherapy, ACI-7104.056. Our SVP Regulatory Affairs and Quality Assurance (QA) is responsible for managing these requirements.

Our QA team and all ACI employees involved in the oversight of GxP activities are committed to the safety of our patients and ensure that all activities are performed in compliance with all relevant GxP practices. These include: (i) the sponsorship of clinical trials which are designed and conducted in accordance with applicable laws and regulations, (ii) development of our products to the highest quality standards (iii) oversight of externally contracted activities.

We also monitor the performance of the QMS and compliance with quality objectives on a quarterly basis via cross-functional meetings with senior leadership (Quality Council). In these meetings, we review quality metrics, identify potential risks and trends and develop remediation and corrective actions for any non-compliant areas. We report our quality performance monthly to our CEO.

Finally, achieving and maintaining GxP compliance is not a one-time task; it is an ongoing process that requires a strong foundation of knowledge, continuous education, and a commitment to quality. Through our mandatory reviews and training relevant for each person upon hire and throughout their tenure with the Company, we ensure that our employees are continuously up to date with the latest regulatory requirements, industry's best practices, and company-specific procedures.



Governance and cybersecurity *continued*

DATA PRIVACY

AC Immune is committed to ensuring the protection of privacy of our stakeholders, including our employees, patients, partners and others in accordance with applicable data privacy laws.

 Our policies and procedures ensure personal data is processed in compliance with applicable laws. We regularly adjust them to the needs of our company and the developments in the data protection field, whether legal, technical or technological.

 Awareness is key, and we provide trainings, refreshers sessions on a regular basis, as well as introduction sessions for newcomers.

 Quarterly Data Protection Governance Committees are held, with all key functions represented.

CYBERSECURITY

AC Immune is aware that a plethora of cyber threats abound and has proactively enhanced its cybersecurity framework.

To more effectively protect against, detect and respond to cybersecurity threats, the Company maintains a cybersecurity risk management program, which is supervised by our SVP Information Systems and Artificial Intelligence, whose team is responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture and processes. The Company's SVP Information Systems and Artificial Intelligence and his team possess expertise with cybersecurity, as demonstrated by prior work experience. The Company has designed its cybersecurity program based on the COBIT 2019 framework (and other certain industry standards) with the aim of protecting our networks, applications and systems and the confidentiality of sensitive information maintained as part of our business operations as well as securing our resources against cybersecurity threats. A breach, compromise or other security incident involving such information and resources could have a material impact on the Company's operations.

The goal of our cybersecurity program is to design, implement and maintain effective operational risk techniques and strategies, protect intellectual property and other proprietary and sensitive information, including personal information, minimize operational and fraud losses, and enhance our overall performance. As part of our cybersecurity program, we utilize security monitoring capabilities that alert us of suspicious activity, supported by an incident response program that is designed to support our ability to restore critical business operations in a controlled and step-wise manner. The Company also has procedures for evaluating the privacy, data protection and information security practices of our third-party service providers that provide us with IT services or that otherwise have access to our systems or our confidential or sensitive data. Additionally, we continually evaluate our internal systems, processes and controls to identify potential vulnerabilities and mitigate potential loss from cyber-attacks.

Our Board of Directors has overall oversight responsibility for our overall enterprise risk management, including cybersecurity risks and threats, and the SVP Information Systems and Artificial Intelligence reports to the Board of Directors at least annually on such cybersecurity risks or threats as well as current trends and developments within the cybersecurity landscape.

CORPORATE
GOVERNANCE

Our Board of Directors comprises seven members, each elected for a one-year renewable term, concluding no later than the next Annual General Meeting (AGM). The current members of our Board were appointed at the AGM held on June 20, 2024, and will serve until the 2025 AGM, scheduled for June 2025.

Board of Directors

The Board has established two permanent committees to ensure effective governance:

- The Audit and Finance Committee
- The Compensation, Nomination and Corporate Governance Committee.

Additionally, the Board has adopted organizational rules and charters for both committees. To further strengthen governance, the Company has implemented Insider Trading and Related Person Transaction policies.

Our governance guidelines provide a robust framework for the Board's operations and ensure compliance with Swiss, Nasdaq, and SEC regulations. Key elements of these guidelines include:

1) The Board's primary responsibility to provide oversight of executive management to best serve the Company and its stakeholders;
2) Maintaining a majority-independent Board;
3) Ensuring attendance at regular Board and committee meetings, as well as meetings of independent directors;
4) Conducting regular self-evaluations to align Board resources with the Company's needs effectively.

Director Independence  86% *Independent*

Gender Diversity  43% *Female*

Average Tenure (Years)  5

Average Age of Directors 62



DOUGLAS E. WILLIAMS, PH.D.
Chair of the Board: Since 2019
Member of the Compensation, Nomination and Corporate Governance Committee: Since 2018
Member of Audit and Finance Committee: Since 2024

Douglas E. Williams is currently part-time Head of R&D at Manifold Bio and Kelonia Therapeutics as well as senior executive advisor at TriArm Therapeutics. He was most recently President of R&D at Sana Biotechnology, a cell therapy company. He was the Founding President, CEO and member of the Board of Directors of Codiak BioSciences from September 2015 to April 2023. He was previously Biogen's Executive Vice President, Research and Development, serving in this role from January 2011 to July 2015. He joined Biogen from ZymoGenetics, where he was most recently CEO and member of the Board of Directors. ZymoGenetics was purchased for USD 985 million by Bristol Myers Squibb during Dr. Williams' tenure.



MONIKA BÜTLER, PH.D.
Member and Vice Chair of the Board: Since 2021 and since 2023
Chair of the Audit and Finance Committee: Since 2021
Chair of the Compensation, Nomination and Corporate Governance Committee: Since 2023

Monika Bütler is a leading Swiss economist and former Vice President of the independent Swiss Covid-19 Science Taskforce. She is a member of the Board of Directors and of the audit committees of Swiss Life Holding AG and Schindler Holding AG, where she also chairs the compensation committee. Prof. Bütler is also a member of the Board of Directors of Huber+Suhner Ltd, where she chairs the nomination and remuneration committee. Dr. Bütler is a Vice President of the Foundation Board of the Gebert Rüf Foundation, a science and innovation foundation that supports entrepreneurial projects which are committed to achieving an impact.



ANDREA PFEIFER, PH.D.
Member of the Board: Since 2016

Andrea Pfeifer co-founded AC Immune SA in 2003, successfully leading it to an IPO in 2016, since when she has served as a Director on the Board. Under her leadership, multiple transformative partnerships have been established with leading pharmaceutical companies, yielding a potential value of up to CHF 3.3 billion plus additional royalties. She has a 30+ years track record in senior R&D and business leadership roles in the life science industry. She was the Head of Nestlé Research Centre in Lausanne, Switzerland where she played a major role in connecting science and business.



CARL JUNE, M.D.
Member of the Board: Since 2020

Carl June is Richard W. Vague Professor in Immunotherapy, Director of the Center for Cellular Immunotherapies and Director of the Parker Institute for Cancer Immunotherapy at the Perelman School of Medicine at the University of Pennsylvania. Due to his lifelong work on lymphocyte activation, Prof. June is considered a world authority on mechanisms related to immune tolerance and adoptive immunotherapy in the fields of chronic inflammation and cancer. He and his team pioneered the groundbreaking work in CAR-T immunotherapy in which patients with refractory and relapsed chronic lymphocytic leukemia are treated with genetically engineered versions of their own T cells.



WERNER LANTHALER, PH.D.
Member of the Board: Since 2018
Member of the Audit and Finance Committee: From 2018 to 2024

Werner Lanthaler is the managing director of W.Lan Holding GmbH, an advisory and investment firm. Up to January 2024, he was the CEO of Evotec AG, a drug discovery alliance and development partnership company focused on rapidly progressing innovative product approaches with leading pharmaceutical and biotechnology companies, academics, patient advocacy groups and venture capitalists. Dr. Lanthaler focused the company on collaborating with biotech and pharma companies and academia, supporting biotech innovation. He previously served as Chief Financial Officer at Intercell AG where he played a key role in many of that company's major milestones.



MONICA SHAW, M.D.
Member of the Board: Since 2021
Member of the Audit and Finance Committee: Since 2023

Monica Shaw is a pharmaceutical industry expert who has held senior leadership positions and was involved in advancing more than 15 therapeutic products from first-in-human studies through regulatory approvals and commercialization across multiple geographies. She also played key business development roles in company acquisition and integration and co-development partnerships. Through her work, Dr. Shaw gained extensive specialty experience in the fields of dermatology, immuno-inflammation, HIV, neurology, and oncology. Currently, Dr. Shaw is Senior Vice President, Commercial Head Cell Therapy at Bristol Myers Squibb.



ROY E. TWYMAN, M.D.
Member of the Board: Since 2019
Member of the Compensation, Nomination and Corporate Governance Committee: Since 2021

Roy Twyman is a Neurologist and is founder and current CEO of Amron Neuroscience, LLC, a private consulting company focused on neuroscience drug development. Prior to this, Dr. Twyman spent almost 20 years at Janssen Research & Development, LLC (a Johnson & Johnson company) and was a member of the Neuroscience Therapeutic Area Leadership team responsible for clinical R&D and strategic planning of CNS neurology and psychiatry pipeline products. From 2012 to March 2018, Dr. Twyman was a Senior Vice President in the Neuroscience Therapeutic Area overseeing the Alzheimer's Disease Area.

Executive Management



ANDREA PFEIFER, PH.D.

Chief Executive Officer: Since 2003

Andrea Pfeifer co-founded AC Immune SA in 2003, successfully leading it to an IPO in 2016, since when she has served as a Director on the Board. Under her leadership, multiple transformative partnerships have been established with leading pharmaceutical companies, yielding a potential value of up to CHF 3.3 billion plus additional royalties. She has a 30+ years track record in senior R&D and business leadership roles in the life science industry. She was the Head of Nestlé Research Centre in Lausanne, Switzerland where she played a major role in connecting science and business.



CHRISTOPHER ROBERTS

Chief Financial Officer: Since 2024
Vice President, Finance and Interim Chief Financial Officer: From 2022 to 2023

Christopher Roberts joined AC Immune in 2019 serving in various roles within the Company's finance leadership team prior to his promotion in 2022. Previously, Mr. Roberts worked as a Senior Manager for Ernst & Young for more than 10 years and supported the AC Immune IPO. During that time, he served high-growth life science companies in Switzerland, the San Francisco Bay Area, and the UK. Mr. Roberts is a Trustee and Treasurer of Msizi Africa, a charity dedicated to sustainably improving the lives of children in Lesotho.



ANKE POST, M.D., PH.D.

Chief Medical Officer: Since September 19, 2024

Anke Post joined AC Immune in September 2024 as Chief Medical Officer, bringing in-depth academic and medical knowledge in neuroscience, psychiatry and neurology. Dr. Post has more than 25 years of academic and pharmaceutical R&D experience in three major multinational pharmaceutical organizations as well as in biotech and medical device companies. She started her career at Novartis and subsequently Eli Lilly & Co., where she was responsible for a global medical group in early clinical development, and as Head of Translational Medicine in Neurology at Roche.



PIERGIORGIO DONATI

Chief Technical Operations Officer: Since 2019

Piergiorgio Donati joined AC Immune in 2018 as Director, Global Program Management, becoming Chief Technical Operations Officer in 2020. Mr. Donati has extensive experience in R&D project management and CMC process and product development strategies, particularly in leading and planning cross-functional projects, built over a career in senior roles in the pharmaceutical and biotech industries. He has served as Head of CMC program development at Glenmark Pharmaceuticals and Biotech CMC Lead at Merck KGaA. He has also held R&D positions at Abiogen, Merck Group and Serono.



HOWARD DONOVAN

Chief Human Resources Officer: Since 2022

Howard Donovan joined AC Immune in 2022 and is an internationally experienced, commercially focused leader who has competencies in all aspects of employee services, well-being, benefit design, international mobility, talent management, operations and HR business partnering. He had been at the World Economic Forum since 2015, where he led People Services and was responsible for global reward, employee experience, people insights, strategic sourcing, new office launches, and business partnering with the Board of Directors across its locations in Switzerland, United States, China, Japan and India.



JEAN-FABIEN MONIN

Chief Administrative Officer: From 2015 to December 31, 2024

Jean-Fabien Monin was nominated Chief Administrative Officer in July 2015 following his role as our Chief Financial Officer from March 2009 to July 2015. Prior to AC Immune, he held several positions during his tenure of 14 years at bioMérieux, a leading international in vitro diagnostics group, culminating in his nomination as Chief Financial Officer. His last position was CFO of bioMérieux Central Europe based in Vienna, Austria from December 2006 to March 2009.



NUNO MENDONÇA, M.D.

Chief Medical Officer: From 2023 to December 31, 2024

Prior to joining AC Immune, Nuno Mendonça was the Senior Vice-President, Chief Medical Officer of Bial (Portugal) where he led early and late-stage development programs across neuroscience and Orphan diseases. He has further managed medical affairs and clinical operations in North America and Europe including increasingly senior roles in Neuroscience with AbbVie in Germany and then in the USA where he was responsible for overall Tau antibody development in Alzheimer's and Progressive Supranuclear Palsy.



MADIHA DEROUAZI, PH.D.

Chief Scientific Officer: From 2024 to December 31, 2024

Madiha Derouazi joined AC Immune SA from Speransa Therapeutics where she had been CEO since inception in 2021, leading development of a novel platform of prophylactic vaccines. Previously, she founded AMAL Therapeutics in 2012, an immunooncology company developing a new generation of therapeutic cancer vaccines, and served as CEO and CSO of the company until 2022. Dr. Derouazi led AMAL's acquisition by Boehringer Ingelheim for EUR 425 million in 2019.

Directors and Executive Management Compensation Report

This compensation report of AC Immune SA (the "Company") has been prepared in accordance with art. 734 et seqq of the Swiss Code of Obligations ("CO").

1. MANDATES OUTSIDE AC IMMUNE SA

According to article 37 and 38 of the Articles of Association (https://ir.acimmune.com/governance), limitations apply to mandates outside AC Immune SA for Board Members and Executive Management members. The following external mandates as of December 31, 2024 and 2023, (unless otherwise indicated) are subject to these limitations and are therefore presented in the Compensation Report.

BOARD MEMBERS

Andrea Pfeifer, Ph.D.
BioMedInvest AG II (in Liquidation)
Member of the Board of Directors

AB2 Bio AG
Chair of the Board of Directors

Symrise AG[1]
Member of the Supervisory Board

E.M.S. Electro Medical Systems S.A.
Member of the Board of Directors

Monika Bütler, Ph.D.
Swiss Life Ltd[1]
Member of the Board of Directors
Member of the Audit Committee

Schindler Holding AG[1]
Member of the Board of Directors
Member of the Audit Committee
Member of the Compensation Committee

Huber+Suhner Ltd[1]
Member of the Board of Directors
Chair of the Nomination and
Compensation Committee

Gebert Rüf Foundation
Vice Chair

Max Schmidheiny Foundation
Member of the Board of Trustees

Swiss Management Association
Member of the Executive Board

**Manufactura Tessanda
Val Müstair Foundation**
Member of the Board of Trustees[2]

Douglas Williams, Ph.D.
Sana Biotechnology, Inc[1]
Head of Research and Development[3]

Climb Bio, Inc.[1]
Chair of the Board of Directors[4]

TriArm Therapeutics
Member of the Board of Directors[4]

Stablix, Inc.
Member of the Board of Directors

Roy Twyman, M.D.
Amron Neuroscience, LLC
CEO and Founder

NeuroVision Imaging, Inc.
Member of the Board of Directors

Werner Lanthaler, Ph.D.
Evotec AG[1]
Chief Executive Officer[5]

WLAN Holding AG
Managing Director

Proxygen GmbH
Chair of the Board of Directors[6]

HAL Allergy B.V.
Chair of the Supervisory Board[7]

Soravia GmbH
Member of the Board of Directors[8]

Cerabyte GmbH
Member of the Board of Directors[9]

Other Board Members
—

EXECUTIVE MANAGEMENT MEMBERS

Christopher Roberts
Msizi Africa
Trustee and Treasurer

Other Executive Management Members
—

1   Listed company.
2   From July 2024.
3   Until April 2024.
4   From November 2024.
5   Until January 2024.
6   From June 2024.
7   From December 2024.
8   From December 2023.
9   From May 2024.

2. COMPENSATION OF THE BOARD OF DIRECTORS

a. Board Composition in 2024 and 2023

Name	Appointed to the Board of Directors	Board Role[1]	Audit and Finance Committee (AFC)	Compensation, Nomination and Governance Committee (CNC)
Douglas Williams, Ph.D.	2018	Chairman	Member[2]	Member[3]
Andrea Pfeifer, Ph.D.	2016	Director – CEO		
Werner Lanthaler, Ph.D.	2018	Director	Member[4]	
Roy Twyman, M.D.	2019	Director		Member
Carl June, M.D.	2020	Director		
Monika Bütler, Ph.D.	2021	Vice Chair[5]	Chair	Chair[5]
Monica Shaw, M.D.	2021	Director	Member[5]	

1   Thomas Graney and Alan Colowick, M.D were board members until June 23, 2023.
2   Appointed from February 9, 2024.
3   Previously chair of the CNC until June 23, 2023.
4   Until February 2, 2024.
5   Appointed from June 23, 2023.

Our Board of Directors is composed of seven directors, including our Chief Executive Officer ("CEO"). Each director is elected for a renewable one-year term. The current members of our Board of Directors were appointed at the AGM held on June 20, 2024 to serve until the 2025 AGM planned for June 2025.

Pursuant to the NASDAQ Marketplace Rule 5615(a)(3), the Company follows Swiss rules in lieu of the NASDAQ exchange listing rules for rules regarding the nominations committee, independent director oversight of executive officer compensation, majority independent board representation and the establishment of, or amendments to, equity-based compensation plans for employees. Swiss law does not require that a majority of our Board of Directors consists of independent directors. However, Douglas Williams, Werner Lanthaler, Roy Twyman, Carl June, Monika Bütler and Monica Shaw are all independent directors. Alan Colowick and Thomas Graney were deemed independent during their tenure as members of our Board of Directors. In making such determination, our Board of Directors considered the relationships that each non-employee director has with us and any other circumstances our Board of Directors deemed relevant in determining director independence, including the number of ordinary shares, if any that are beneficially owned by directors and their affiliated entities.

b. Compensation Structure

Board members are paid a fixed fee that depends on the function exercised. Board fees are determined in alignment with market practice. In addition to the fixed fee, board members are awarded equity instruments under the Company's equity incentive plans as described within the section "Equity Incentive Plans" of this report. Annual fixed fees, excluding social security contributions are paid semi-annually, in Swiss Francs ("CHF") as follows:

	From July 2023 CHF '000		From July 2024 CHF '000	
	Chair	Member	Chair	Member
Board of Directors[1]	76	54[2]	87	54[2]
Compensation, Nomination and Governance Committee	15	10	15	10
Audit and Finance Committee	15	10	15	10

1   Board member and CEO, Professor Andrea Pfeifer is unremunerated for her Board participation (see also the overview on Board compensation below).
2   From July 2023, the role of Vice Chair was reintroduced to take on responsibilities delegated by the Chair, and to deputize for the Chair during any absence. Vice Chair's additional responsibilities are remunerated with a higher board annual board fee of CHF 70k.

Directors and Executive Management Compensation Report *continued*

2. COMPENSATION OF THE BOARD OF DIRECTORS continued

c. 2024 and 2023 Board Compensation

In 2024 and 2023, the total compensation of the members of the Board of Directors consisted of board fees, social security contributions and compensation paid in the form of equity instruments as detailed below:

2024

Name	Gross Cash Compensation CHF '000	FMV of Equity instruments granted[1,2] CHF '000	Total Annual Compensation[3] CHF '000
Douglas Williams, Ph.D.	106	85	191
Thomas Graney[4]	—	—	—
Andrea Pfeifer, Ph.D.[5]	—	—	—
Werner Lanthaler, Ph.D.	58	70	128
Roy Twyman, M.D.	64	70	134
Carl June, M.D.	54	70	124
Alan Colowick, M.D.[4]	—	—	—
Monika Bütler, Ph.D.	104	75	179
Monica Shaw, M.D.	68	70	138
Total 2024	**454**	**440**	**894**

2023

Name	Gross Cash Compensation CHF '000	FMV of Equity instruments granted[1,2] CHF '000	Total Annual Compensation[3] CHF '000
Douglas Williams, Ph.D.	99	80	179
Thomas Graney[4]	37	—	37
Andrea Pfeifer, Ph.D.[5]	—	—	—
Werner Lanthaler, Ph.D.	68	70	138
Roy Twyman, M.D.	64	70	134
Carl June, M.D.	54	70	124
Alan Colowick, M.D.[4]	27	—	27
Monika Bütler, Ph.D.	88	75	163
Monica Shaw, M.D.	63	70	133
Total 2023	**500**	**435**	**935**

1 A mixture of Stock Options and Restricted Share Units (RSUs), further described in Section 4 below, are granted. The fair value of RSUs are determined using a reasonable estimate of the market value of common shares on the award date. Stock options grants are valued using the Black-Scholes model and their exercise price is set using the market price at the grant date
2 Fair market value ("FMV") excludes Swiss social security contributions which become due when a beneficiary exercises or settles their equity award
3 AC Immune also paid contributions to the social security system, which amounted to CHF 28k and CHF 27k in 2024 and 2023, respectively
4 Board member until June 23, 2023. Did not stand for re-election at AC Immune's 2023 AGM
5 Unremunerated for board participation; compensation is included in section 3c below

d. Loans to Board Members, payments to former members of the Board of Directors and payments to Related Parties of Members of the Board of Directors

For the years ending December 31, 2024 and 2023, the Company granted no loans to members or former members of the Board of Directors. Additionally, as of December 31, 2024 and 2023, no such loans or credit payments existed to present or former members of the Board of Directors, or to related parties of present or former members of the Board of Directors.

For the years ending December 31, 2024 and 2023, no disclosable compensation was paid to related parties or former members of the Board of Directors.

3. COMPENSATION FOR MEMBERS OF EXECUTIVE MANAGEMENT

a. 2024 and 2023 Executive Management Composition

The Executive Management for the years end December 31, 2024 and 2023 was comprised of:

Name	Function[1]	Appointment
Andrea Pfeifer, Ph.D.	Chief Executive Officer	2003
Jean-Fabien Monin[2]	Chief Administrative Officer	2009
Piergiorgio Donati	Chief Technical Operations Of-ficer	2019
Howard Donovan	Chief Human Resources Officer	2022
Christopher Roberts[3]	Chief Financial Officer	2022
Nuno Mendonça M.D[2]	Chief Medical Officer	2023
Madiha Derouazi[4]	Chief Scientific Officer	2024
Anke Post[5]	Chief Medical Officer	2024

1 Johannes Streffer, M.D., Marie Kosco-Vilbois Ph. D., were members of Executive Management until their respective departure on September 30, 2023 and transition to Scientific Advisor on December 31, 2023
2 Until departure December 31, 2024
3 Formally appointed to Executive Management team with effect from January 1, 2024
4 From appointment on January 1, 2024
5 From appointment on September 16, 2024

b. Executive Compensation Principles

Each Executive Management member receives remuneration of a base salary, car allowance, short-term incentive plan, social security benefits, and an equity incentive plan. These compensation principles are more fully described in the Compensation Philosophy, Principles and Governance section of this report.

c. 2024 and 2023 Executive Compensation

The total Executive Management Compensation includes the highest remunerated executive. The CEO's remuneration is individually disclosed. The Executive Management compensation for the years ending December 31, 2024 and 2023 are outlined below:

2024

Name	Cash Compensation CHF '000	Other Compensation CHF '000	Pension (employer) CHF '000	Cash Bonus CHF '000	Total[1] CHF '000	Equity FMV[2,3,4] CHF '000
Andrea Pfeifer, Ph.D.	578	28	126	536	1,268	1,450
Total Executive Management Compensation	2,773	103	476	1,304	4,656	2,498

2023

Name	Cash Compensation CHF '000	Other Compensation CHF '000	Pension (employer) CHF '000	Cash Bonus CHF '000	Total[1] CHF '000	Equity FMV[2,3,4] CHF '000
Andrea Pfeifer, Ph.D.	578	28	126	468	1,200	1,450
Total Executive Management Compensation	2,603	80	446	1,104	4,233	3,054

1 AC Immune also paid the company-related portion of social security contributions for members and former members of the Executive Management in line with applicable laws where the executives are employed. This was an aggregate amount of CHF 400k in 2024 and CHF 332k in 2023, which includes the employer cost of accident and loss of salary through illness insurance. Additional employer social charges, related to the equity transaction, were for an amount of CHF 9k and 14k in the aggregate for Executive Management in 2024 and 2023, respectively.
2 A mixture of Stock Options and RSUs were granted in 2024 and 2023. These awards are further described in Section 4 below. Stock Options and RSUs awarded in 2024 vest between 2024 to 2026. Stock Options and RSUs awarded in 2023 vest between 2023 to 2025. We estimate the fair value of RSUs using a reasonable estimate of the market value of the common shares on the date the award is granted. Stock option grants are valued using the Black-Scholes pricing model.
3 Fair market value (FMV) excludes Swiss social security contributions which become due when an equity instrument is exercised or settled.
4 The 2024 aggregate equity grant reflects unvested equity that was awarded, and is subsequently forfeited by departing Executive Management members, with a grant value of CHF 633k.

Directors and Executive Management Compensation Report *continued*

3. COMPENSATION FOR MEMBERS OF EXECUTIVE MANAGEMENT continued

d. Loans, Severance or other Compensation Paid to Members or Former Members of the Executive Management

For the years ending December 31, 2024 and 2023, the Company neither promised, nor provided loans, nor had any loans outstanding, or severance payments or other compensation to members of Executive Management.

In 2024, a former member of Executive Management received compensation for providing non-executive scientific advisor services, with a total amount of CHF 451k. As of December 31, 2024 and 2023, no loans nor credit payments existed to present or former members of the Executive Management, or to related parties of present or former members of the Executive Management.

For the years ending December 31, 2024 and 2023, no compensation was paid to related parties of present or former members of the Executive Management.

4. EQUITY INCENTIVE PLANS OF THE BOARD OF DIRECTORS AND THE EXECUTIVE MANAGEMENT

Board of Directors and Executive Management Equity Incentive Plan Summary

The Members of the Board of Directors and Executive Management held the following equity instruments, as outlined in the following two tables, as of December 31, 2024 and 2023:

Investments held by members of the Board of Directors[1]

2024

Name	Function	Number of Shares	Number of Options – Vested[2]	Number of Options – Unvested[2,3]	Number of Restricted Share Units – Vested[4]	Number of Restricted Share Units – Unvested[4]
Douglas Williams, Ph.D.	Chair	16,000	129,458	17,114	42,008	9,392
Werner Lanthaler, Ph.D.	Director	103,128	107,701	14,094	36,875	7,735
Roy Twyman, M.D.	Director	26,000	125,883	14,094	24,969	7,735
Carl June, M.D.	Director	1,000	104,688	14,094	24,969	7,735
Monika Bütler, Ph.D.	Vice Chair	1,000	110,337	15,101	26,099	8,287
Monica Shaw, M.D.	Director	—	107,682	14,094	24,969	7,735
Total 2024		**147,128**	**685,749**	**88,591**	**179,889**	**48,619**

2023

Name	Function	Number of Shares	Number of Options – Vested[2]	Number of Options – Unvested[2,3]	Number of Restricted Share Units – Vested[4]	Number of Restricted Share Units – Unvested[4]
Douglas Williams, Ph.D.	Chair	15,000	86,980	42,478	23,929	18,079
Werner Lanthaler, Ph.D.	Director	102,128	70,533	37,168	21,056	15,819
Roy Twyman, M.D.	Director	25,000	88,715	37,168	9,150	15,819
Carl June, M.D.	Director	—	67,520	37,168	9,150	15,819
Monika Bütler, Ph.D.	Vice Chair	—	59,514	50,823	9,150	16,949
Monica Shaw, M.D.	Director	—	59,514	48,168	9,150	15,819
Total 2023		**142,128**	**432,776**	**252,973**	**81,585**	**98,304**

1 Excluding Andrea Pfeifer, CEO, whose holdings are listed under Executive Management.
2 On vesting, each stock option award entitles the recipient to purchase an amount of common shares of the Company, equivalent to the number of stock options exercised, with an exercise price of USD 4.23 for 2024 option grants, and USD 2.15 for the 2023 option grants.
3 Stock Options awarded in 2023 fully vested in 2024; stock options awarded in 2024 will fully vest in 2025.
4 Each RSU granted entitles the Grantee to an equivalent number of common shares of the Company. RSUs awarded in 2023 fully vested in 2024, and RSUs awarded in 2024 will fully vest in 2025. The settlement and delivery of shares occurs upon payment of the nominal value of the vested RSU.

Investments held by members of the Executive Management

2024

Name	Function	Number of Shares	Number of vested Stock Options[1]	Number of unvested Stock Options	Number of vested Restricted Share Units[2]	Number of unvested Restricted Share Units
Andrea Pfeifer, Ph.D.[3]	Chief Executive Officer	2,146,071	1,306,292	270,842	629,593	114,821
Marie Kosco-Vilbois, Ph.D.	Chief Scientific Officer	—	—	—	—	—
Jean-Fabien Monin[4]	Chief Administrative Officer	311,950	159,753	—	10,345	—
Piergiorgio Donati	Chief Technical Operations Officer	4,500	180,010	47,861	33,932	21,708
Nuno Mendonça, M.D.[5]	Chief Medical Officer	—	54,459	—	27,111	—
Madiha Derouazi[6]	Chief Scientific Officer	6,349	24,540	49,080	6,349	25,397
Anke Post[7]	Chief Medical Officer	—	3,645	29,168	1,828	14,630
Howard Donovan	Chief Human Resources Officer	—	72,396	44,378	34,096	21,740
Christopher Roberts	Chief Financial Officer	20,135	59,280	53,861	9,930	27,944
Total 2024		**2,489,005**	**1,860,375**	**495,190**	**753,184**	**226,240**

2023

Name	Function	Number of Shares	Number of vested Stock Options[1]	Number of unvested Stock Options	Number of vested Restricted Share Units[2]	Number of unvested Restricted Share Units
Andrea Pfeifer, Ph.D.[3]	Chief Executive Officer	2,146,071	894,038	683,096	131,435	267,741
Marie Kosco-Vilbois, Ph.D.	Chief Scientific Officer	88,616	228,425	215,305	—	93,474
Jean-Fabien Monin[4]	Chief Administrative Officer	292,411	112,957	76,535	13,392	28,786
Piergiorgio Donati	Chief Technical Operations Officer	4,500	124,244	76,020	12,740	28,614
Nuno Mendonça, M.D.[5]	Chief Medical Officer	—	4,143	33,150	1,930	15,445
Howard Donovan	Chief Human Resources Officer	—	27,916	61,251	12,838	28,712
Christopher Roberts	Chief Financial Officer	3,550	23,825	34,101	3,007	19,231
Total 2023		**2,535,148**	**1,415,548**	**1,179,458**	**175,342**	**482,003**

1 On vesting, each stock option entitles the recipient to purchase common shares of the Company, equivalent to the number of stock options exercised, with the exercise price being the market price at the grant date, which was between USD 3.39 and 3.99 for 2024, and USD 2.03 and 3.11 for 2023.
2 Each RSU entitles the recipient to an equivalent number of common shares of the Company. 2023 and 2024 RSUs granted to the CEO vest during a 12-month period. The delivery of shares shall only occur upon payment of the Settlement Price of the RSU.
3 A portion of the shares correspond to pre-IPO preferred shares that were acquired directly by the member of Executive Management through the Company's successive financial rounds (Series A, B, C and D), and were not granted as equity.
4 Departed on December 31, 2024.
5 Appointed October 1, 2023, departed on December 31, 2024.
6 Appointed January 1, 2024.
7 Appointed September 16, 2024.

Compensation of Current and Former Members of the Board and Executive Management

In connection with RSUs settled and options exercised in 2024 and 2023 by current and former members of the Board and Executive Management, AC Immune settles social security contributions, in accordance with applicable laws, on the gain resulting from the difference in exercise price and fair value of the shares at the time of the exercise. During 2024 and 2023, no social security contributions were required to be paid for former Board or former Executive Management members. For current Board and Executive Management members, AC Immune paid CHF 9k and CHF 14k in 2024 and 2023, respectively.

Directors and Executive Management
Compensation Report *continued*

4. EQUITY INCENTIVE PLANS continued

Compensation Philosophy, Principles and Governance

AC Immune SA is a clinical-stage biopharmaceutical company leveraging our proprietary technology platforms to discover, design and develop novel proprietary medicines and diagnostics for prevention and treatment of neurodegenerative diseases (NDD) associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of NDD, such as Alzheimer's disease (AD) and Parkinson's disease (PD), with common mechanisms and drug targets, such as amyloid beta (Abeta), Tau, alpha-synuclein (a-syn) and TDP43, as well as downstream pathways such as chronic neuroinflammation triggered by aggregates of these misfolded proteins. Our corporate strategy is founded upon multiple pillars that target (i) AD, (ii) focused non-AD NDD including Parkinson's disease, ALS and other NeuroOrphan indications, (iii) neuro-inflammation, and (iv) diagnostics. We use our proprietary platform technologies, including SupraAntigen® (conformation-specific biologics), Morphomer® (conformation-specific small molecules) and more recently, morADC, which combines candidates generated using the Morphomer and SupraAntigen platforms, to discover, design and develop novel medicines and diagnostics for targeted applications against NDD.

AC Immune's compensation philosophy is intended to attract, motivate, and retain the best talent to achieve the Company's strategic goals and deliverables. We ensure an equitable and competitive total compensation package. The Board believes that through combining short and long-term incentives, we align the interests of the members of the Board and Executive Management with the interests of the Company and its shareholders. Incentive compensation elements are focused on rewarding outstanding and sustainable results, as well as the demonstration of exceptional leadership, and high-quality governance standards.

In 2024 and 2023, the Company engaged a prominent remuneration expert advisory practice to analyse the compensation levels and structure for the members of the Board and Executive Management. The analysis included compensation data of comparable biopharmaceutical organisations, including companies based in Europe and the US. The Board of Directors concluded that compensation adjustments were appropriate for AC Immune to remain a competitive employer of high-quality executive, as well as board talent.

Method of Determining Compensation
The Role and Powers of the Compensation, Nomination and Governance Committee (CNC)

The CNC consists of three members, who are appointed at the Annual General Meeting. In the case of vacancies during the term of office, the Board of Director's may appoint substitutes from amongst its members. The committee enacts its own charter, with certain duties described in Articles 28, 32 - 41 of the Articles of Association of AC Immune.

Compensation Guidelines:

The CNC recommends compensation guidelines for the members of the Board of Directors, the CEO, and the Executive Management, and submits these recommendations to the Board of Directors for approval.

The CNC provides an overall package for near- and long-term compensation, including variable compensation, which;

◆ Is intended to attract, motivate, and retain talented people with the necessary competencies;

◆ Is consistent with market conditions, and in the case of variable compensation, consistent with the Company's and individual's performance, and;

◆ Aligns the interests of the Board of Directors members and the Executive Management with the Company's interests. The CNC also periodically reviews the compensation policies for employees who are outside the Executive Management.

The CNC meets at least four times per year and informs the Board of Directors of its recommendations and decisions after each meeting.

Approval of Compensation by the AGM

Swiss law requires a binding approval of the maximum compensation for the Board and the Executive Management. Under the current system, approved by the shareholders on June 25, 2021 and effective from the annual shareholder meeting held on June 24, 2022, shareholders approve annually and separately the proposals of the Board of Directors in relation to the maximum aggregate amount of:

◆ The compensation of the Board of Directors for the period from the AGM to the next AGM;

◆ Compensation of the Executive Management for the following financial year.

This annual Compensation Report is subject to a non-binding, advisory vote at the upcoming AGM.

If the AGM withholds approval for a respective motion by the Board of Directors, the Board of Directors may either submit a new motion at the same meeting or submit a new motion to either an Extraordinary General Meeting (EGM) or at the next AGM for approval. The Company may, subject to the approval by the AGM, remunerate within the framework of the maximum total remuneration.

Compensation of the Board of Directors

The CNC reviews and proposes to the Board of Directors the resolution to be submitted to the AGM for the maximum aggregate Board of Director remuneration. The CNC also requests Board of Director approval of individual compensation for members of the Board of Directors.

Annual compensation for members of the Board typically consists of cash compensation and an equity grant.

Additionally, the Company pays any employer social security contributions due on these amounts. To avoid a short-term corporate goal focus, board members do not receive variable compensation. Furthermore, they do not participate in the Company's pension plan. Please see the tables on page 44 for additional information.

Compensation of the Executive Management

The CNC evaluates the annual performance of the CEO and Executive Management team members and submits the evaluation to the Board of Directors for review and approval, without the CEO or Executive Management team members being present.

Subject to and within the bounds of the maximum compensation approved by the AGM, the CNC reviews and recommends for approval by the Board of Directors the annual base salary, incentive compensation (bonus) and equity compensation of the CEO, and after consultation with the CEO, of the Executive Management, as well as the aggregate compensation for the CEO and the Executive Management team. The CNC also requests approval by the Board of Directors regarding the determination of the compensation related incentive targets for the Executive Management team and requests Board of Director approval of individual compensation packages to be paid to members of the Executive Management.

2024 and 2023 Elements of Compensation
Base Salary

Base salaries are competitive to attract, motivate, and retain talented leaders with the necessary expertise, experience, and leadership profile. Base salary is based on the scope of the role and market assessment as well as the jobholder's experience and skills. Fixed compensation for Executive Management team members includes base salary, car allowance and payments to the pension fund by the Company. Base salaries are assessed annually by the CNC, considering individual performance and the external remuneration assessment.

Bonus Plan

The CNC proposes to the Board of Directors an incentive bonus plan providing variable remuneration of the members of the Executive Management based on the achievement of the Company's corporate goals, as well as individual contribution. The CNC reviews and approves any necessary bonus plan changes that are proposed by the CEO. The CNC reviews and approves any employment contracts, separation agreements, or other agreements that the Company plans to enter into with any present, future, or former members of Executive Management, ensuring that key terms of contracts are submitted for the approval of the Board of Directors and function within maximum compensation limits approved during the AGM.

The annual cash bonus for 2024 and 2023 was based on the achievement of Company and individual goals. The target bonus for 2024 and 2023 (i.e., cash bonus to be paid if 100% of corporate and individual objectives are met) is determined individually for each member of the Executive Management as a fixed amount, ranging from 27% to 69% of their base salary for 2024, (median 38%) and 20% to 69% for 2023 (median 35%). According to the external benchmarking, target bonuses for most members of Executive Management continue to be in the low range of the peer group. The 2024 and 2023 corporate goals included: (i) fulfilment of various R&D milestones for several preclinical and clinical programs; (ii) establishing business development and financing opportunities for specific preclinical and clinical programs.

The weightings of individual goals are defined for each Executive Management member and vary depending on the position. In principle, more senior leadership positions place a greater weight on the achievement of company rather than individual goals. The Board determined that the actual target achievement of the 2024 and 2023 corporate goals was 103.6% and 104.2%, respectively.

Directors and Executive Management Compensation Report *continued*

4. EQUITY INCENTIVE PLANS continued

Pension Plan and Social Charges
Pension Plan
The Company arranges for all employees, including its Executive Management team, to be affiliated with a pension plan organized by a legally independent pension institution. In addition to retirement savings, pension plan benefits include death or long-term disability risk benefits. A percentage of salary, adjusted for the age of the employee, is paid as contributions to the plan, and split on average 53% (53% in 2023) contributed by the employer and 47% (47% in 2023) by the employee. Pension plans are governed by the Swiss Law on Occupational Retirement, Survivors and Disability Pension Plans (BVG), under which contributions are made to a separately administered fund, which is governed by a trustee board that is responsible for administering plan rules and defining the investment strategy.

Social Security Contributions
The Company pays old age and survivors' insurance (AHV), Disability insurance (IV), and Income replacement scheme (EO) as required by Swiss Federal law.

Equity Incentive Plans
2016 Option and Incentive Plans (Current Plan)
The 2016 Option and Incentive Plan as amended and restated as of October 7, 2019 (the "2016 Plan") was established for the Executive Management, employees, non-employee directors and certain consultants of AC Immune SA. In June 2019, the Board authorized, and the shareholders approved, an increase in the maximum number of shares reserved for issuance under the 2016 Plan. In October 2019, the Board authorized a second amendment and restatement to the 2016 Plan to align certain elements with Swiss statutory requirements that had no financial impact for the Company in 2019. The 2016 Plan provides for various award types, including stock options, restricted share awards, RSUs, unrestricted share awards, and performance-based awards. Vesting and performance-based conditions vary by grant and are determined by the CNC ("the plan administrator"), or the Chief Executive Officer under specified delegation limitations granted by the Board of Directors. The "Exercise Price" of Option awards are determined at the time of grant by the plan administrator and are not less than 100% of the fair market value at the grant date. Awards have an "Option Term" that may not exceed 10 years. 2024 and 2023 awards that were granted to members of the Executive Management team and Board of Directors are disclosed in Section 4 of this report. According to the external benchmarking, the equity awards continued to be in the lower range of the peer group.

Board Members and Executive Management equity
For the fiscal years ending December 31, 2024, and 2023, we granted our board members and Executive Management, in the aggregate, options for the right to acquire 406,680 and 1,554,281 shares, respectively at an exercise price ranging from USD 3.39 to USD 4.23 per share in 2024, and from USD 2.03 to USD 3.11 per share in 2023. In 2024, we also granted RSUs for the right to 557,934 shares, with a market price of CHF 3.19 to CHF 4.20, and in 2023, we also granted RSUs for the right to 736,435 shares, with a market price of CHF 1.77 to CHF 2.66.

Options and RSUs that are granted annually to directors' vest at the end of a one-year period. Equity grants to the CEO vest during a 12 month period for RSUs and over a three year period for Stock Options. Stock Options and RSUs that are granted to Executive Management vest fully over a three-year period with equal tranches of vesting occurring quarterly.

Employment Agreements
The Executive Management team members are employed with employment agreements that have an unlimited duration with a notice period of twelve months for the Chief Executive Officer, Chief Human Resources Officer, Chief Technical Operations Officer, Chief Medical Officer, Chief Scientific Officer and Chief Financial Officer. Executive Management team members who leave AC Immune have no contractual entitlement to termination payments, although they retain vested portions of all equity grants.



Statutory Auditor's Report

to the General Meeting of AC Immune SA
Ecublens

REPORT ON THE AUDIT OF THE COMPENSATION REPORT

Opinion

We have audited the compensation report of AC Immune SA (the Company) for the year ended December 31, 2024. The audit was limited to the information pursuant to article 734a-734f of the Swiss Code of Obligations (CO) in the tables 1, 2.c., 3.c. and 4 and the information in sections 2.b. and 4 of the compensation report.

In our opinion, the information pursuant to article 734a-734f CO in the compensation report (pages 42 to 50) complies with Swiss law and the Company's articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor's responsibilities for the audit of the compensation report' section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the tables 1, 2.c., 3.c. and 4 and the information in sections 2.b. and 4 in the compensation report, the consolidated financial statements, the financial statements and our auditor's reports thereon.

Our opinion on the compensation report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the compensation report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the audited financial information in the compensation report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' responsibilities for the compensation report

The Board of Directors is responsible for the preparation of a compensation report in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of a compensation report that is free from material misstatement, whether due to fraud or error. It is also charged with structuring the remuneration principles and specifying the individual remuneration components.

Auditor's responsibilities for the audit of the compensation report

Our objectives are to obtain reasonable assurance about whether the information pursuant to article 734a-734f CO is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this compensation report.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

◆ Identify and assess the risks of material misstatement in the compensation report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

◆ Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

◆ Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

Statutory Auditor's Report

continued

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

PricewaterhouseCoopers SA

/s/ Alex Fuhrer   /s/ Bruno Rossi

Licensed audit expert   Licensed audit expert

Auditor in charge

Pully, March 13, 2025



FINANCIAL STATEMENTS

Consolidated Balance Sheets

as of December 31

	Note	2024 CHF '000	2023 CHF '000
Assets			
Non-current assets			
Property, plant and equipment	4	2,651	3,376
Right-of-use assets	5	5,437	3,508
Intangible asset	6	50,416	50,416
Long-term financial assets	5	415	361
Total non-current assets		**58,919**	**57,661**
Current assets			
Prepaid expenses	8	4,302	6,437
Accrued income	8/13	1,099	246
Other current receivables	10	1,104	622
Accounts receivable	9	—	14,800
Short-term financial assets	7	129,214	24,554
Cash and cash equivalents	7	36,275	78,494
Total current assets		**171,994**	**125,153**
Total assets		**230,913**	**182,814**
Shareholders' equity and liabilities			
Shareholders' equity			
Share capital	11	2,226	2,089
Share premium	11	478,506	474,907
Treasury shares	11	(218)	(105)
Currency translation differences		(5)	(51)
Accumulated losses		(368,239)	(316,197)
Total shareholders' equity		**112,270**	**160,643**
Non-current liabilities			
Long-term deferred contract revenue	13	4,560	—
Long-term lease liabilities	5	4,401	2,825
Net employee defined benefit liabilities	17	8,844	5,770
Total non-current liabilities		**17,805**	**8,595**
Current liabilities			
Trade and other payables	12	2,658	1,679
Accrued expenses	12	12,098	11,087
Short-term deferred income	13	—	138
Short-term deferred contract revenue	13	85,056	—
Short-term lease liabilities	5	1,026	672
Total current liabilities		**100,838**	**13,576**
Total liabilities		**118,643**	**22,171**
Total shareholders' equity and liabilities		**230,913**	**182,814**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income/(Loss)

for the year ended December 31

	Note	2024 CHF '000	2023 CHF '000	2022 CHF '000
Revenue				
Contract revenue	13	27,309	14,801	3,935
Total revenue		**27,309**	14,801	3,935
Operating expenses				
Research & development expenses	14	(62,570)	(54,606)	(60,336)
General & administrative expenses	14	(17,259)	(15,305)	(15,789)
Other operating income/(expense), net	13.2	142	1,486	1,343
Total operating expenses		**(79,687)**	(68,425)	(74,782)
Operating loss		**(52,378)**	(53,624)	(70,847)
Financial income	14	3,196	1,044	69
Financial expense	14	(133)	(176)	(355)
Exchange differences	14	(1,598)	(1,467)	393
Finance result, net		**1,465**	(599)	107
Loss before tax		**(50,913)**	(54,223)	(70,740)
Income tax expense	16	(3)	(10)	(13)
Loss for the period		**(50,916)**	(54,233)	(70,753)
Loss per share (CHF):				
Basic and diluted loss for the period attributable to equity holders	20	(0.51)	(0.64)	(0.85)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income/(Loss)

for the year ended December 31

	Note	2024 CHF '000	2023 CHF '000	2022 CHF '000
Loss for the period		(50,916)	(54,233)	(70,753)
Items that may be reclassified to income or loss in subsequent periods (net of tax):				
Currency translation differences		46	(61)	10
Items that will not to be reclassified to income or loss in subsequent periods (net of tax):				
Remeasurement gains/(losses) on defined-benefit plans (net of tax)	17	(3,084)	(1,669)	4,426
Other comprehensive income/(loss)		(3,038)	(1,730)	4,436
Total comprehensive loss, net of tax		**(53,954)**	**(55,963)**	**(66,317)**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

for the year ended December 31

	Note	Share capital CHF '000	Share premium CHF '000	Treasury shares CHF '000	Accumulated losses CHF '000	Currency translation differences CHF '000	Total CHF '000
Balance as of January 1, 2022		**1,794**	**431,251**	**(124)**	**(200,942)**	**—**	**231,979**
Loss for the period		—	—	—	(70,753)	—	(70,753)
Other comprehensive income	17	—	—	—	4,426	10	4,436
Total comprehensive loss		**—**	**—**	**—**	**(66,327)**	**10**	**(66,317)**
Share-based payments	18	—	—	—	3,330		3,330
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	11	—	(8)	0	—	—	(8)
Issuance of shares, net of transaction costs:							
Restricted share awards	18	0	76	—	(76)	—	0
Exercise of options	18	3	4	—	—	—	7
Balance as of December 31, 2022		**1,797**	**431,323**	**(124)**	**(264,015)**	**10**	**168,991**
Balance as of January 1, 2023		1,797	431,323	(124)	(264,015)	10	168,991
Loss for the period		—	—	—	(54,233)	—	(54,233)
Other comprehensive loss	17	—	—	—	(1,669)	(61)	(1,730)
Total comprehensive loss		**—**	**—**	**—**	**(55,902)**	**(61)**	**(55,963)**
Share-based payments	18	—	—	—	4,365	—	4,365
Proceeds from public offerings, net of underwriting fees, transaction costs and stamp duty	11	286	40,249	—	—	—	40,535
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	11	—	2,631	19	—	—	2,650
Issuance of shares, net of transaction costs:							
Restricted share awards	18	5	645	—	(645)	—	5
Exercise of options	18	1	59	—	—	—	60
Balance as of December 31, 2023		**2,089**	**474,907**	**(105)**	**(316,197)**	**(51)**	**160,643**
Balance as of January 1, 2024		2,089	474,907	(105)	(316,197)	(51)	160,643
Loss for the period		—	—	—	(50,916)	—	(50,916)
Other comprehensive income/(loss)	17	—	—	—	(3,084)	46	(3,038)
Total comprehensive loss		**—**	**—**	**—**	**(54,000)**	**46**	**(53,954)**
Share-based payments	18	—	—	—	5,470	—	5,470
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	11	—	103	1	—	—	104
Issuance of shares to be held as treasury shares	11	114	—	(114)	—	—	—
Issuance of shares, net of transaction costs:							
Restricted share awards	18	23	3,489	—	(3,512)	—	—
Exercise of options	18	0	7	—	—	—	7
Balance as of December 31, 2024		**2,226**	**478,506**	**(218)**	**(368,239)**	**(5)**	**112,270**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

for the year ended December 31

	Note	2024 CHF '000	2023 CHF '000	2022 CHF '000
Operating activities				
Loss for the period		(50,916)	(54,233)	(70,753)
Adjustments to reconcile net loss for the period to net cash flows:				
Depreciation of property, plant and equipment	4	1,485	1,672	1,793
Depreciation of right-of-use assets	5	677	543	566
Finance (income)/expense, net	14	57	922	(559)
Share-based compensation expense	18	5,470	4,365	3,330
Change in net employee defined benefit liability	17	(10)	888	541
Interest expense	5/14	131	176	355
Changes in working capital:				
(Increase)/decrease in prepaid expenses	8	2,135	(1,748)	(1,718)
(Increase)/decrease in accrued income	8	(853)	162	567
(Increase)/decrease in accounts receivable	9	14,800	(14,800)	—
(Increase)/decrease in other current receivables	10	(396)	(232)	36
(Decrease)/increase in accrued expenses	12	1,373	1,137	(6,114)
(Decrease)/increase in deferred contract revenue, short-term	13	85,056	—	—
(Decrease)/increase in deferred income	13	(138)	(449)	(130)
(Decrease)/increase in trade and other payables	12	977	770	(1,073)
(Decrease)/increase in deferred contract revenue, long-term	13	4,560	—	—
Cash provided by/(used in) operating activities		**64,408**	**(60,827)**	**(73,159)**
Interest received	14	1,563	595	69
Interest paid	5/14	(113)	(163)	(470)
Finance expenses paid	14	(16)	(13)	(8)
Net cash flows provided by/(used in) operating activities		**65,842**	**(60,408)**	**(73,568)**
Investing activities				
Short-term financial assets, net	7	(104,660)	66,446	25,000
Purchases of property, plant and equipment	4	(576)	(801)	(1,239)
Rental deposits	5	(54)	—	2
Net cash flows provided by/(used in) investing activities		**(105,290)**	**65,645**	**23,763**
Financing activities				
Proceeds from public offerings of common shares, net of underwriting fees and transaction costs	11	—	41,056	—
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	11	104	2,677	(8)
Proceeds from issuance of common shares – equity plan, net of transaction costs	11	7	65	7
Transaction costs and stamp duty associated with the public offerings of common shares previously recorded in Accrued expenses	11	(521)	—	—
Transaction costs associated with the sale of treasury shares in public offering previously recorded in Accrued expenses	11	(27)	—	—
Principal payments of lease obligations	5	(683)	(548)	(569)
Transaction costs associated with issuance of shares in relation to asset acquisition previously recorded in Accrued expenses		—	—	(776)
Net cash flows (used in)/provided by financing activities		**(1,120)**	**43,250**	**(1,346)**
Net increase/(decrease) in cash and cash equivalents		**(40,568)**	**48,487**	**(51,151)**
Cash and cash equivalents at January 1		78,494	31,586	82,216
Exchange gain/(loss) on cash and cash equivalents		(1,651)	(1,579)	521
Cash and cash equivalents at December 31		36,275	78,494	31,586
Net increase/(decrease) in cash and cash equivalents		**(40,568)**	**48,487**	**(51,151)**

	Note	2024 CHF '000	2023 CHF '000	2022 CHF '000
Supplemental non-cash activity				
Capital expenditures in Trade and other payables or Accrued expenses	4	184	—	—
Transaction costs and stamp duty associated with the public offerings of common shares recorded in Accrued expenses	11	—	521	—
Transaction costs associated with the sale of treasury shares in public offering recorded in Accrued expenses	11	—	27	—

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
(In CHF thousands except for share and per share data)

1. GENERAL INFORMATION

AC Immune SA was founded in 2003. The Company controls a fully-owned subsidiary, AC Immune USA, Inc. ("AC Immune USA" or "Subsidiary" and, together with AC Immune SA, "AC Immune," "ACIU," "Company," "we," "our," "ours," "us"), which was registered and organized under the laws of Delaware, USA in June 2021. The Company and its Subsidiary form the Group.

AC Immune SA is a clinical-stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel proprietary medicines and diagnostics for prevention and treatment of neuro-degenerative diseases (NDD) associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of NDD, such as Alzheimer's disease (AD) and Parkinson's disease (PD), with common mechanisms and drug targets, such as amyloid beta (Abeta), Tau, alpha-synuclein (a-syn) and TDP-43. Our corporate strategy is founded upon a three-pillar approach that targets (i) AD, (ii) focused non-AD NDD including Parkinson's disease, ALS and NeuroOrphan indications and (iii) diagnostics. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop novel medicines and diagnostics to target misfolded proteins.

The Company was initially incorporated as a limited liability company on February 13, 2003 in Basel, and effective August 25, 2003 was transformed into a stock company. The Company's corporate headquarters are located at EPFL Innovation Park Building B, 1015 Lausanne, Switzerland.

2. BASIS OF PREPARATION

Going concern

The Company believes that it will be able to meet all of its obligations as they fall due for at least 12 months from the filing date of this Form 20-F, after considering the Company's cash position of CHF 36.3 million and short-term financial assets of CHF 129.2 million as of December 31, 2024. Hence, these consolidated financial statements have been prepared on a going-concern basis.

To date, the Company has financed its cash requirements primarily from its public offerings, share issuances, contract revenues from option, license and collaboration agreements (OLCAs) and grants. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company's business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed and our ability to raise additional capital as needed. These risks may require us to take certain measures such as delaying, reducing or eliminating certain programs. The Company's success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel and (v) acquire capital to support its operations.

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board (IASB). These consolidated financial statements were approved for issue by the Board of Directors on March 12, 2025.

Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention except for items that are required to be accounted for at fair value.

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Functional and reporting currency

These consolidated financial statements and accompanying notes are presented in Swiss Francs (CHF), which is AC Immune SA's functional currency and the Group's reporting currency. The Company's subsidiary has a functional currency of the U.S. Dollar (USD). The respective functional currency represents the primary economic environment in which the entities operate.

The following exchange rates have been used for the translation of the financial statements of AC Immune USA:

| | For the Year Ended December 31, | | |
	2024	2023	2022
CHF/USD			
Closing rate, USD 1	0.912	0.851	0.933
Weighted average exchange rate, USD 1	0.889	0.908	0.965

The results and financial position of AC Immune USA are translated into the presentation currency as follows:

◆ assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

◆ income and expenses for each statement of income/(loss) are translated at average exchange rates; and

◆ all resulting exchange differences are recognized in other comprehensive income/(loss), within cumulative translation differences.

Basis of consolidation

The annual closing date of the individual financial statements is December 31. The Company fully-owns its Subsidiary and fully consolidates its financial statements into these consolidated financial statements. All intercompany transactions have been eliminated.

Foreign currency transactions

Foreign currency transactions are translated into the respective functional currency using prevailing exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income/(loss). Any gains or losses from these translations are included in the consolidated statements of income/(loss) in the period in which they arise.

Current vs. non-current classification

The Company presents assets and liabilities in the consolidated balance sheets based on a current/non-current classification. The Company classifies as current all amounts (assets) that are to be realized within 12 months after the reporting period and classifies as non-current all other amounts (assets). For liabilities, in accordance with IAS 1, any amounts expected to be settled within 12 months after the reporting period are classified as current if the Company does not have the right to defer settlement for at least 12 months after the reporting period – all other amounts (liabilities) are classified as non-current.

Revenue recognition

The Company applies IFRS 15 Revenue from Contracts with Customers. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, certain collaboration arrangements and financial instruments. Under IFRS 15, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of IFRS 15, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company applies the five-step model to contracts only when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of IFRS 15, the Company assesses the goods or services promised within each contract, and determines those that are performance obligations, and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company enters into OLCAs which are within the scope of IFRS 15, under which it licenses certain rights to its product candidates and intellectual property to third parties. The terms of these arrangements typically include payment to the Company of one or more of the following: non-refundable, upfront license fees, development, regulatory and/or commercial milestone payments; payments for research and clinical services the Company provides through either its full-time employees or third-party vendors, and royalties on net sales of licensed products commercialized from the Company's intellectual property. Each of these payments results in license, collaboration and other revenues, which are classified as contract revenue on the consolidated statements of income/(loss).

Licenses of intellectual property

If the license to the Company's intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are sold in conjunction with a related service, the Company uses judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. If the performance obligation is settled over time, the Company determines the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, upfront fees. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Notes to the Consolidated Financial Statements
continued

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES continued

Milestone payments

At the inception of each arrangement that includes development, regulatory and/or commercial milestone payments, the Company evaluates whether the milestones are considered highly probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant cumulative revenue reversal would not occur in future periods, the associated milestone value is included in the transaction price. These amounts for the performance obligations under the contract are recognized as they are satisfied. At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of such milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments recorded would affect contract revenues and earnings in the period of adjustment.

Research and development services

The Company has certain arrangements with our collaboration partners that include contracting our employees for research and development programs. The Company assesses if these services are considered distinct in the context of each contract and, if so, they are accounted for as separate performance obligations. These revenues are recorded in contract revenue as the services are performed.

Sublicense revenues

The Company has certain arrangements with our collaboration partners that include provisions for sublicensing. The Company recognizes any sublicense revenues at the point in time it is highly probable to obtain and not subject to reversal in the future.

Contract balances

The Company receives payments and determines credit terms from its customers for its various performance obligations based on billing schedules established in each contract. The timing of revenue recognition, billings and cash collections results in billed other current receivables, accrued income (contract assets), and deferred income (contract liabilities) on the consolidated balance sheets. Amounts are recorded as accounts receivable when the Company's right to consideration is unconditional. The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the licensees and the transfer of the promised goods or services to the licensees will be 1 year or less.

For a complete discussion of accounting for contract revenue, see "Note 13. Contract revenues."

Research and development expenses

Given the stage of development of the Company's products, all research and development expenditure is expensed as incurred as it does not meet the capitalization criteria outlined in IAS 38 Intangible Assets. The Company has not capitalized any R&D expenses to date. Research and development expenditures include:

- the cost of acquiring, developing and manufacturing active pharmaceutical ingredients for product candidates that have not received regulatory approval, clinical trial materials and other research and development materials;

- fees and expenses incurred under agreements with contract research organizations, investigative sites and other entities in connection with the conduct of clinical trials and preclinical studies and related services, such as administrative, data-management and laboratory services;

- fees and costs related to regulatory filings and activities;

- costs associated with preclinical and clinical activities;

- employee-related expenses, including salaries and bonuses, benefits, travel and share-based compensation expenses; and

- all other allocated expenses such as facilities and information technology (IT) costs.

For external research contracts, expenses include those associated with contract research organizations, or CROs, or contract manufacturing organizations, or CMOs. The invoicing from CROs or CMOs for services rendered do not always align with work performed. We accrue the cost of services rendered in connection with CRO or CMO activities based on our estimate of the "stage of completion" for such contracted services. We maintain regular communication with our CRO or CMO vendors to gauge the reasonableness of our estimates and accrued expenses as of the balance sheet date in the consolidated financial statements based on facts and circumstances known at the time.

Registration costs for patents are part of the expenditure for research and development projects. Therefore, registration costs for patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

General and administrative expenses

General and administrative expenses are expensed as incurred and include personnel costs, expenses for outside professional services and all other allocated expenses.

Personnel costs consist of salaries, cash bonuses, benefits and share-based compensation. Outside professional services consist of legal, accounting and audit services, IT and other consulting fees. Allocated expenses consist of certain IT, facilities and depreciation expenses.

Grant income

The Company has received grants, from time to time, from the Michael J. Fox Foundation (MJFF), the Target ALS Foundation (Target ALS) and other institutions to support certain research projects. Grants are recorded at their fair value in the consolidated statements of income/(loss) within other operating income/(expenses), net when there is reasonable assurance that the Company will satisfy the underlying grant conditions and the grants will be received. In certain circumstances, grant income may be recognized before formal grantor acknowledgement of milestone achievements. To the extent required, grant income is deferred and recognized on a systematic basis over the periods in which the Company expects to recognize the related expenses for which the grants are intended to compensate.

Leases

The Company applies IFRS 16 Leases, which provides the model for lessee accounting in which all leases, other than short-term and low-value leases, are accounted for by the recognition on the consolidated balance sheet of a right-of-use asset and a lease liability, and the subsequent amortization of the right-of-use asset over the earlier of the end of the useful life or the lease term. In accordance with IFRS 16, the Company (i) does not recognize right-of-use assets and lease liabilities for leases of low value (i.e. approximate fair value of USD 5,000). For a complete discussion of accounting, see "Note 5. Right-of-use assets, long-term financial assets and lease liabilities."

Right-of-use assets and lease liabilities

At inception of a leasing contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The lease liabilities are classified as current or non-current based on the due dates of the underlying principal payments.

Lease payments generally are fixed for the contract term. The lease liability is measured at amortized cost using the effective interest method. The lease liability is re-measured if there is a change in the estimated lease term, a change in future lease payments arising from a change in an index or rate, a change in the Company's estimate of the amount expected to be payable under a residual value guarantee or a change in assessment of whether it will exercise a purchase, extension or termination option.

At inception, the right-of-use asset comprises the initial lease liability and any initial direct costs. The right-of-use asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. The right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability performed on as certain potential triggering events may arise (e.g. lease modifications). When the lease liability is re-measured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The estimated lease term by right-of-use asset categories are as follows:

Buildings	5 years
Office equipment	5 years
IT equipment	5 years

Both the right-of-use-assets and lease liabilities are recognized in the consolidated balance sheets.

Property, plant and equipment

Equipment is shown at historical acquisition cost, less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to the acquisition of the property, plant and equipment. Depreciation is calculated using a straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

IT equipment	3 years
Laboratory equipment	5 years
Leasehold improvements/furniture	5 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Where an asset's carrying amount is greater than its estimated recoverable amount, it is written down to its recoverable amount.

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the consolidated statements of income/(loss).

Notes to the Consolidated Financial Statements
continued

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES continued

Intangible assets
AC Immune's acquired in process research and development (IPR&D) asset is stated at cost less any impairments. The Company does not deem this asset ready for use until the asset obtains market approval. Therefore, during the development period after the date of acquisition until market approval, the IPR&D asset is not amortized. Upon market approval, the Company will determine the useful life of the asset, reclassify it from IPR&D and commence amortization. If the associated R&D effort is abandoned, the related IPR&D will likely be written off and we will record the relevant impairment charge. Finally, the Company will not capitalize future development costs in respect to this IPR&D asset until they meet the criteria for capitalization of research and development costs in accordance with IAS 38 Intangible Assets.

Our IPR&D asset is subject to impairment testing at least annually or when there are indications that the carrying value may not be recoverable until the completion of the development process. The determination of the recoverable amounts include key estimates which are highly sensitive to, and dependent upon, key assumptions.

The Company uses a discounted cash flow method to determine the fair value less costs to sell (recoverable amount) of our IPR&D intangible asset. The Company starts with a forecast of all the expected net cash flows, which incorporates the consideration of a terminal value and then the Company applies a discount rate to arrive at a risk-adjusted net present value amount.

Any impairment losses are recognized immediately in the consolidated statements of income/(loss).

Fair value of financial assets and liabilities
The Company's financial assets and liabilities are composed of receivables, short-term financial assets, cash and cash equivalents, trade payables and lease liabilities. The fair value of these financial instruments approximates their respective carrying values due to the short-term maturity of these instruments, and are held at their amortized cost in accordance with IFRS 9, unless otherwise explicitly noted.

Receivables
Receivables are recognized at their billing value. An allowance for doubtful accounts is recorded for potential estimated losses when there is evidence of the debtor's inability to make required payments and the Company assesses on a forward-looking basis the expected credit losses associated with these receivables held at amortized cost.

Short-term financial assets
Short-term financial assets are held with external financial institutions and comprise fixed-term deposits with maturities ranging from more than 3 through 12 months in duration.

The Company assesses whether there is objective evidence that financial assets are impaired annually or whenever potential impairment triggers may occur.

Cash and cash equivalents
Cash and cash equivalents include deposits held with external financial institutions and cash on hand. All cash and cash equivalents are either in cash or in deposits with original duration of less than 3 months.

Trade payables
Trade payables are amounts due to third parties in the ordinary course of business.

Share capital and public offerings
Common shares are classified as equity. Share issuance costs are capitalized as incurred and will be shown in equity as a deduction, net of tax, from the proceeds received from existing or future offerings. Should a planned equity offering not be assessed as probable, the issuance costs would be expensed immediately in the consolidated statements of income/(loss). See "Note 11. Share capital."

Treasury shares
Treasury shares are recognized at acquisition cost and deducted from shareholders' equity at the time of acquisition, until they are subsequently resold, distributed or cancelled. Where such shares are subsequently sold, any consideration received is included in shareholders' equity. See "Note 11. Share capital."

Employee benefits
Post-employment benefits
The Company operates the mandatory pension schemes for its employees in Switzerland. The schemes are generally funded through payments to insurance companies. The Company has a pension plan designed to pay pensions based on accumulated contributions on individual savings accounts. However, this plan is classified as a defined benefit plan under IAS 19.

The net defined benefit liability is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets. Significant estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries. The defined benefit obligation is calculated annually with the assistance of an independent actuary using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees' projected salaries and pension increases as well as discount rates of highly liquid corporate bonds that have terms to maturity approximating the terms of the related liability.

To the extent that the fair value of the plan assets is greater than the present value of the defined benefit obligation as calculated by our independent actuary, the Company accounts for the effect of the asset ceiling test under IAS 19.

Re-measurements of the net defined benefit liability, which comprise actuarial gains and losses and the return on plan assets (excluding interest) are recognized immediately in the consolidated statements of other comprehensive income/(loss). Past service costs, including curtailment gains or losses, are recognized immediately as a split in research and development and general and administrative expenses within the operating results. Settlement gains or losses are recognized in either research and development and/or general and administrative expenses within the operating results. The Company determines the net interest expense/(income) on the net defined benefit liability for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period or in case of any significant events between measurement dates to the then-net defined benefit liability, considering any changes in the net defined benefit liability during the period as a result of contributions and benefit payments. Net interest expense/(income) and other expenses related to defined benefit plans are recognized in the consolidated statements of income/(loss).

Share-based compensation
The Company operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of equity-based awards is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the instruments granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of instruments that are expected to become exercisable. At each balance sheet date, the Company revises its estimates of the number of instruments that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, prospectively in the consolidated statements of income/(loss), and a corresponding adjustment to equity over the remaining vesting period.

Stock options granted under the Company's stock option plans C1 and the 2016 Stock Option and Incentive Plan are valued using the Black-Scholes option-pricing model (see "Note 18. Share-based compensation"). This valuation model as well as parameters used such as expected volatility and expected term of the stock options are partially based on management's estimates.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

We estimate the fair value of restricted share units using the market value of the common shares on the date of the award. We classify our share-based payments as equity-classified awards as they are settled in common shares. We measure equity-classified awards at their grant date fair value and do not subsequently re-measure them. Compensation costs related to equity-classified awards are equal to the fair value of the award at grant date amortized over the vesting period of the award using the graded method. We reclassify that portion of vested awards to share capital and share premium as the awards vest.

Provisions
Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events where it is more likely than not that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Taxation
Current income tax assets and liabilities for the period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the tax amounts are those that are enacted or substantively enacted, at the reporting date in accordance with the fiscal regulations of the respective country where the Company operates and generates taxable income. Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. If required, deferred taxation is provided in full using the liability method, on all temporary differences at the reporting dates. It is calculated at the tax rates that are expected to apply to the period when it is anticipated

Notes to the Consolidated Financial Statements
continued

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES continued

the liabilities will be settled, and it is based on tax rates (and laws) that have been enacted or substantively enacted at the reporting date.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Although the Company has substantial tax loss carry-forwards, historically, due to the fact that the Company had limited certainty on the achievement of key milestones, it has not recognized any deferred tax assets because it is more likely than not that it will not be recovered.

As disclosed in "Note 16. Income taxes," the Company has tax losses that can generally be carried forward for a period of 7 years from the period the loss was incurred. These tax losses represent potential value to the Company to the extent that the Company is able to create taxable profits before the expiry period of these tax losses. The Company has not recorded any deferred tax assets in relation to these tax losses.

Earnings per share
The Company presents basic earnings per share for each period in the consolidated financial statements. The earnings per share are calculated by dividing the earnings of the period by the weighted-average number of shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if dilutive securities such as share options or non-vested restricted share units were vested or exercised into common shares or resulted in the issuance of common shares that would participate in net income. Anti-dilutive shares are excluded from the dilutive earnings per share calculation.

Critical judgments and accounting estimates
The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on OLCAs, (ii) clinical development accruals, (iii) net employee defined benefit liability, (iv) share-based compensation, (v) right-of-use assets and lease liabilities and (vi) our IPR&D asset. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Segment reporting
The Company has one segment. The Company currently focuses most of its resources on discovering and developing therapeutic and diagnostic products targeting misfolded proteins.

The Company is managed and operated as one business. A single management team that reports to the chief operating decision maker comprehensively manages the entire business. Accordingly, the Company views its business and manages its operations as one operating segment. Non-current assets are located in, and revenue is allocated and recorded within, the Company's country of domicile, Switzerland.

Accounting policies, standards, interpretations and amendments adopted by the Company
As of January 1, 2024 the amendments to paragraphs 69 to 76 of IAS 1, Presentation of Financial Statements (IAS 1), as issued by the IASB became effective. The Company assessed the changes to the accounting standard and determined the amendments had an immaterial impact on the Company's financial statements.

There are no other new IFRS standards, amendments or interpretations that are mandatory as of January 1, 2024 that are relevant to the Company.

New standards that are not yet effective
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (IFRS 18). The new standard on presentation and disclosure in the financial statements will change the structure of the statement of profit or loss, require disclosures for certain profit or loss performance measure that are reported outside of the financial statements, and will enhance principles on aggregation and disaggregation within the notes to the financial statements. It also establishes a new starting point and revised requirements for interest and dividends in the statement of cash flows. This new standard will be effective for annual and interim reporting periods beginning on January 1, 2027 and will require retrospective application. The Company is currently evaluating the new standard to determine how it will impact the presentation and disclosure in its financial statements.

4. PROPERTY, PLANT AND EQUIPMENT

The following tables show the movements in the net book values of property, plant and equipment for the years ended December 31, 2024 and 2023, respectively:

In CHF thousands	Furniture	IT equipment	Laboratory equipment	Leasehold improvements	Assets under construction	Total
			As of December 31, 2024			
Acquisition cost:						
Balance at December 31, 2023	309	2,168	10,233	1,662	—	14,372
Additions	24	219	316	201	—	760
Disposals	—	—	(13)	—	—	(13)
Balance at December 31, 2024	**333**	**2,387**	**10,536**	**1,863**	**—**	**15,119**
Accumulated depreciation:						
Balance at December 31, 2023	(212)	(1,851)	(8,101)	(832)	—	(10,996)
Depreciation expenses	(46)	(205)	(965)	(269)	—	(1,485)
Disposals	—	—	13	—	—	13
Balance at December 31, 2024	**(258)**	**(2,056)**	**(9,053)**	**(1,101)**	**—**	**(12,468)**
Carrying amount:						
December 31, 2023	97	317	2,132	830	—	3,376
December 31, 2024	**75**	**331**	**1,483**	**762**	**—**	**2,651**

In CHF thousands	Furniture	IT equipment	Laboratory equipment	Leasehold improvements	Assets under construction	Total
			As of December 31, 2023			
Acquisition cost:						
Balance at December 31, 2022	285	1,909	9,765	1,640	3	13,602
Additions	24	278	468	31	—	801
Disposals	—	(19)	—	(12)	—	(31)
Transfers	—	—	—	3	(3)	—
Balance at December 31, 2023	**309**	**2,168**	**10,233**	**1,662**	**—**	**14,372**
Accumulated depreciation:						
Balance at December 31, 2022	(159)	(1,599)	(7,017)	(568)	—	(9,343)
Depreciation expenses	(53)	(271)	(1,084)	(264)	—	(1,672)
Disposals	—	19	—	—	—	19
Balance at December 31, 2023	**(212)**	**(1,851)**	**(8,101)**	**(832)**	**—**	**(10,996)**
Carrying amount:						
December 31, 2022	126	310	2,748	1,072	3	4,259
December 31, 2023	**97**	**317**	**2,132**	**830**	**—**	**3,376**

For the years ended December 31, 2024, 2023 and 2022, the Company incurred CHF 1.5 million, CHF 1.7 million and CHF 1.8 million in depreciation expenses, respectively.

Notes to the Consolidated Financial Statements
continued

5. RIGHT-OF-USE ASSETS, LONG-TERM FINANCIAL ASSETS AND LEASE LIABILITIES

The Company recognized additions and reassessment of right-of-use of leased assets for buildings or for office equipment totaling CHF 2.6 million and CHF 1.2 million for the years ended December 31, 2024 and 2023, respectively. In 2024 and in 2023, these increases are predominantly associated with a new lease and the reassessment of our existing leased office space.

Regarding lease liabilities, the amortization depends on the rate implicit in the contract or the incremental borrowing rate for the respective lease component. The weighted averages of the incremental borrowing rates as of December 31, 2024 are 3.5% (3.5% for 2023) for buildings, 3.3% (5.3% for 2023) for office equipment and 7.2% (2.6% for 2023) for IT equipment.

The following tables show the movements in the net book values of right-of-use of leased assets for the years ended December 31, 2024 and 2023, respectively:

In CHF thousands	Buildings	Office equipment	IT equipment	Total
Balance as of December 31, 2023	3,446	50	12	3,508
Additions and reassessment	2,516	64	26	2,606
Depreciation	(642)	(23)	(12)	(677)
Balance as of December 31, 2024	5,320	91	26	5,437

In CHF thousands	Buildings	Office equipment	IT equipment	Total
Balance as of December 31, 2022	2,708	74	26	2,808
Additions and reassessment	1,243	—	—	1,243
Depreciation	(505)	(24)	(14)	(543)
Balance as of December 31, 2023	3,446	50	12	3,508

For the years ended December 31, 2024, and 2023, the impact on the Company's consolidated statements of income/(loss) and consolidated statements of cash flows is detailed in the table below.

	For the Year Ended December 31,	
In CHF thousands	2024	2023
Statements of income/(loss)		
Depreciation of right-of-use assets	677	543
Interest expense on lease liabilities	113	90
Expense for short-term leases and leases of low value	752	793
Total	**1,542**	**1,426**

Statements of cash flows		
Total cash outflow for leases	**1,549**	**1,431**

The following table presents the contractual undiscounted cash flows for lease liabilities as of December 31, 2024 and 2023:

	As of December 31,	
In CHF thousands	2024	2023
Less than one year	1,200	784
1-3 years	2,372	1,526
3-5 years	2,352	1,505
Total	**5,924**	**3,815**

The Company also has two deposits in escrow accounts totaling CHF 0.4 million for the lease of the Company's premises as of December 31, 2024 and 2023, respectively.

6. INTANGIBLE ASSETS

AC Immune's acquired IPR&D asset is a clinically-validated active immunotherapy candidate for the treatment of Parkinson's disease. The asset is not yet ready for use until the asset obtains market approval. The carrying amount and net book value are detailed below:

	As of December 31, 2024			As of December 31, 2023		
In CHF thousands	Gross carrying amount	Accumulated amortization	Net book value	Gross carrying amount	Accumulated amortization	Net book value
Acquired IPR&D asset	50,416	—	50,416	50,416	—	50,416
Total intangible assets	**50,416**	**—**	**50,416**	**50,416**	**—**	**50,416**

In accordance with IAS 36 Impairment of Assets, the IPR&D asset is reviewed at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. The valuation is considered to be Level 3 in the fair value hierarchy in accordance with IFRS 13 Fair Value Measurement due to unobservable inputs used in the valuation. The Company has determined the IPR&D asset was not impaired as of December 31, 2024 and 2023, respectively.

The key assumptions used in the valuation model in accordance with an income approach to determine the recoverable amount include observable and unobservable key inputs as follows:

- ◆ Anticipated research and development costs;
- ◆ Anticipated costs of goods and sales and marketing expenditures;
- ◆ Probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks;
- ◆ Target indication prevalence and incidence rates;
- ◆ Anticipated market share;
- ◆ General commercialization expectations such as anticipated pricing and uptake;
- ◆ Expected patent life and market exclusivity periods; and
- ◆ Other metrics such as the tax rate.

The Company's valuation model calculates the risk-adjusted, net cash flows through the projected period of market exclusivity across target sales regions. The Company uses a discount rate of 17% (17% for 2023), based on the assumed cost of capital for the Company over the forecast period.

7. CASH AND CASH EQUIVALENTS AND SHORT-TERM FINANCIAL ASSETS

The Company's cash and cash equivalents are maintained in the following respective currencies as of December 31, 2024 and 2023:

	As of December 31,	
In CHF thousands	2024	2023
Cash and cash equivalents	36,275	78,494
Total	**36,275**	**78,494**
By currency		
CHF	20,798	52,437
EUR	7,308	8,155
USD	8,169	17,902
Total cash and cash equivalents	**36,275**	**78,494**

As of December 31, 2024 and 2023, the Company's funds were held in CHF, EUR and USD currencies. Funds held in EUR and USD were translated into CHF at a rate of 0.949 and 0.912 and 0.942 and 0.851, respectively, for each currency and year.

Notes to the Consolidated Financial Statements
continued

7. CASH AND CASH EQUIVALENTS AND SHORT-TERM FINANCIAL ASSETS continued

The following table summarizes the Company's short-term financial assets as of December 31, 2024 and 2023:

In CHF thousands	As of December 31,	
	2024	2023
Short-term financial assets due in one year or less	129,214	24,554
Total	**129,214**	**24,554**
By currency		
CHF	95,006	22,000
EUR	18,705	—
USD	15,503	2,554
Total short-term financial assets	**129,214**	**24,554**

8. PREPAID EXPENSES AND ACCRUED INCOME

In CHF thousands	As of December 31,	
	2024	2023
Prepaid expenses	4,302	6,437
Accrued income	1,099	246
Total prepaid expenses and accrued income	**5,401**	**6,683**

The Company's prepaid expenses relate mainly to research contracts with down-payments at contract signature with the related activities to start or continue into the next year, prepaid expenses recorded as part of our cost sharing arrangement with Janssen, as well as prepaid payroll-related expenses. The decrease in prepaid expenses is mainly due to the reduction in cost-sharing prepaid expenses, which decreased as our clinical development costs for ACI-35.030 decreased following the completion of Phase 1b/2a and the advancement into Phase 2b, where the costs are borne by Janssen.

As of December 31, 2024, the Company recorded CHF 1.1 million in accrued income from interest on cash term deposits. As of December 31, 2023, the total accrued income balance of CHF 0.2 million comprised both interest income from these cash term deposits and income associated with Target ALS grants.

9. ACCOUNTS RECEIVABLE

As of December 31, 2024, the accounts receivable balance was nil.

As of December 31, 2023, the balance of accounts receivable included the CHF 14.8 million milestone payment due under the Janssen Agreement for reaching the programmed launch of the Phase 2b ReTain trial study. This amount was received in Q1 2024.

10. OTHER CURRENT RECEIVABLES

In CHF thousands	As of December 31,	
	2024	2023
Other current receivable	144	45
Swiss VAT	271	259
Withholding tax	689	318
Total other current receivables	**1,104**	**622**

The maturity of these assets is less than 3 months. The Company considers the counterparty risk as low and the carrying amount of these receivables is considered to approximate their fair value.

11. SHARE CAPITAL

As of December 31, 2024 and 2023, the issued share capital amounted to CHF 2,226,203 and CHF 2,088,823, respectively, and is composed of outstanding common shares of 100,410,377 and 99,197,829, respectively, and treasury shares of 10,899,773 and 5,243,958, respectively.

The table below summarizes the Company's capital structure:

	Common shares	Treasury shares	Share capital CHF '000	Share premium CHF '000	Treasury shares CHF '000
December 31, 2022	89,834,385	(6,214,021)	1,797	431,323	(124)
Proceeds from public offerings, net of underwriting fees and transaction costs	14,300,000	—	286	40,249	—
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	—	970,063	—	2,631	19
Issuance of shares – incentive plans, net of transaction costs	307,402	—	6	704	—
December 31, 2023	**104,441,787**	**(5,243,958)**	**2,089**	**474,907**	**(105)**
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	—	30,232	—	103	1
Issuance of shares to be held as treasury shares	5,700,000	(5,700,000)	114	—	(114)
Issuance of shares – incentive plans, net of transaction costs	1,168,363	13,953	23	3,496	—
December 31, 2024	**111,310,150**	**(10,899,773)**	**2,226**	**478,506**	**(218)**

The common shares and treasury shares have nominal values of CHF 0.02 per share. All shares have been fully paid. These treasury shares held by the Company are not considered outstanding shares as of December 31, 2024 or 2023.

Conditional share capital for financing and other purposes
The Company's share capital may be increased by a maximum aggregate amount of CHF 100,000 through the issuance of a maximum of 5,000,000 registered shares, payable in full, each with a nominal value of CHF 0.02 per share, through the exercise of conversion and/or option or warrant rights granted in connection with bonds or similar instruments, issued or to be issued by the Company or by subsidiaries of the Company, including convertible debt instruments.

Conditional share capital for employee benefit plans
The Company's share capital may be increased by a maximum aggregate amount of CHF 91,844.2 through the issuance of not more than 4,592,210 common shares, payable in full, each with a nominal value of CHF 0.02 per share, by the exercise of options rights that have been granted to employees, consultants, members of the board of directors, or other person providing services to the Company or a subsidiary. As of December 31, 2024, 89,343 of our common shares, which were issued upon the exercise of options and restricted share units, have not yet been registered with the commercial register of the Canton of Vaud.

Follow-On Offering
On December 19, 2023, the Company announced that it had closed an underwritten offering of 14,300,000 common shares, resulting in gross proceeds of approximately USD 50.1 (CHF 43.8) million. Net underwriting fees and transaction costs totaled CHF 3.3 million for net proceeds of CHF 40.5 million. Transaction costs associated with these offerings and related to the issuance of new shares were charged directly against the share premium account thereby reducing the total equity reported.

Shelf registration statement
On March 14, 2024, the Company filed a Shelf Registration Statement on Form F-3 (Reg. No. 333-277940) (the "Shelf Registration Statement"), which was subsequently amended on July 26, 2024, with the SEC. The Shelf Registration Statement was declared effective by the SEC on July 31, 2024.

Notes to the Consolidated Financial Statements
continued

11. SHARE CAPITAL continued

The Shelf Registration Statement allows the Company to offer and sell, from time to time, up to USD 350,000,000 of common shares, debt securities, warrants, purchase contracts, units, subscription rights or any combination of the foregoing in one or more future public offerings. The terms of any future offering would be determined at the time of the offering and would be subject to market conditions and approval by the Company's Board of Directors. Any offering of securities covered by the Shelf Registration Statement will be made only by means of a written prospectus and prospectus supplement authorized and filed by the Company.

At the market equity offering

Commencing in September 2020, the Company established an "at the market offering" (ATM) for the sale of up to USD 80.0 (CHF 73.0) million worth of our common shares from time to time by entering into an Open Market Sale Agreement ("Sales Agreement") with Jefferies LLC ("Jefferies").

In Q2 2021 and Q2 2024, we filed a new registration statement on Form F-3 and entered into a new Sales Agreement in Q2 2021 and Q3 2024 to replace and extend the ATM program.

In Q2 2024, the Company issued 5,700,000 common shares with a nominal value of CHF 0.02 to be held as treasury shares.

Through December 31, 2024, the Company has sold 2,179,434 common shares previously held as treasury shares pursuant to the Sales Agreement, raising USD 16.4 (CHF 14.9) million, net of underwriting fees and transaction costs. We have paid commissions to Jefferies totaling USD 0.5 (CHF 0.5) million through December 31, 2024, for share issuances in accordance with our ATM programs.

12. TRADE AND OTHER PAYABLES AND ACCRUED EXPENSES

In CHF thousands	As of December 31,	
	2024	2023
Trade and other payables	2,658	1,679
Total trade and other payables	**2,658**	**1,679**
Accrued research and development costs	6,505	4,722
Accrued payroll expenses	4,176	4,649
Other accrued expenses	1,417	1,716
Total accrued expenses	**12,098**	**11,087**

The increase in trade payables and accrued research and development costs is primarily due to higher operating expenses in 2024 compared to the previous year.

13. CONTRACT REVENUES

For the years ended December 31, 2024, 2023 and 2022, AC Immune generated contract revenues of CHF 27.3 million, CHF 14.8 million and CHF 3.9 million, respectively.

The following tables provide contract revenue amounts from its OLCAs for the years ended December 31, 2024, 2023 and 2022, respectively.

In CHF thousands	For the Year Ended December 31,		
	2024	2023	2022
Janssen	24,600	14,800	—
Takeda	2,709	—	—
Life Molecular Imaging	—	—	3,935
Other	—	1	—
Total contract revenues	**27,309**	**14,801**	**3,935**

During the years ended December 31, 2024, 2023 and 2022, the Company recognized the following contract revenues as a result of changes in the contract asset and the contract liability balances in the respective periods:

In CHF thousands	For the Year Ended December 31,		
	2024	2023	2022
Revenues recognized in the period from:			
Amounts included in the contract liability at the beginning of the period	—	—	—
Performance obligations satisfied in previous periods	24,600	14,801	3,935

13.1 Licensing and collaboration agreements
Morphomer Tau small molecule – 2018 license agreement with Eli Lilly and Company

In December 2018, we entered into an exclusive, worldwide licensing agreement with Eli Lilly and Company (Lilly) to research and develop Morphomer Tau small molecules for the treatment of AD and other neurodegenerative diseases. More specifically, this is an exclusive license with the right to Lilly to grant sublicenses under the ACIU Patents, the ACIU know-how, and ACIU's interests in the Joint Patents and the joint know-how to Exploit the Licensed Compounds and Licensed Products. The agreement became effective on January 23, 2019 (the "effective date") when the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired. In Q3 2019, the Company and Lilly entered into the first amendment to divide the first discretionary milestone payment under the agreement of CHF 60 million into two installments, with the first CHF 30 million paid in Q3 2019 and the second CHF 30 million to be paid on or before March 31, 2020 unless Lilly terminated the agreement earlier. In Q1 2020, the Company and Lilly entered into a second amendment to replace the second CHF 30 million to be paid on or before March 31, 2020 with two milestone payments, one of CHF 10 million to be paid on or before March 31, 2020 and the other of CHF 60 million following the first patient dosed in a Phase 2 clinical study of a licensed product in the U.S. or EU.

Per the terms of the agreement, the Company received an initial upfront payment of CHF 80 million in Q1 2019 for the rights granted by the Company to Lilly. To date, the Company has completed a Phase 1 clinical study with ACI-3024.

Additionally, the Company and Lilly have continued candidate characterization across the research program, identifying new and highly differentiated candidates with desired cerebrospinal fluid exposure and selectivity for pathological aggregated Tau. These will be broadly developed in Tau-dependent neurodegenerative diseases by Lilly. Lilly is responsible for leading and funding further clinical development and will retain global commercialization rights for all indications.

Per the terms of the agreement, the Company may become eligible to receive additional milestone payments totaling up to approximately CHF 880 million for clinical and regulatory milestones and CHF 900 million upon achievement of certain commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the low double-digits to the mid-teens. The agreement will terminate by the date of expiration of the last royalty term for the last licensed product. However, under the terms of the agreement, Lilly may terminate the agreement at any time by providing 3 months' prior notice to us.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Lilly is a customer. The Company identified the following significant performance obligations under the contract: (i) a right-of-use license and (ii) research and development activities outlined in the development plan. Per the agreement, the Company was responsible for the preclinical and Phase 1 activities for the first clinical candidate, ACI-3024, which the Company determined was distinct and capable of being completed by Lilly or a third party. Preclinical activities for which AC Immune was responsible prior to their completion in Q2 2019 included final manufacturing of materials for use in the regulatory submission of the protocol and in the Phase 1 study. For the completed Phase 1, AC Immune was responsible for leading the study design, obtaining relevant regulatory agency approvals, arranging necessary third-party contracts, completing patient selection, ensuring patient treatment, following up with patients, drafting the clinical study report development and other relevant clinical activities to ensure that the primary objective of the study was completed. The Company used CMOs for certain of its preclinical activities and CROs to complete certain Phase 1 activities and to issue the final clinical study report.

Finally, per the agreement, each party has three representatives on a joint steering committee (JSC). Depending upon the agenda, additional field experts can attend the JSC to provide the technical and scientific contribution required. The JSC meets on a regular basis depending on agreements between the representatives. The JSC is responsible for serving as the forum to (i) discuss, review and approve certain activities by reviewing and discussing the development progress with updates on back-up candidates, (ii) discuss, review and approve all amendments to the global development plan,

Notes to the Consolidated Financial Statements
continued

13. CONTRACT REVENUES continued

(iii) periodically discuss and review commercialization of licensed products and (iv) review and approve reports related to development costs among other activities. The JSC is intended to ensure that communication between the parties remains consistent and that the development plan is progressing as intended.

The valuation of each performance obligation involves estimates and assumptions with revenue recognition timing to be determined by either delivery or the provision of services.

The Company used the residual approach to estimate the selling price for the right-of-use license and an expected cost plus margin approach for estimating the research and development activities. The right-of-use license was delivered on the effective date. The research and development activities were delivered over time as the services were performed. For these services, revenue was recognized over time using the input method, based on costs incurred to perform the services, as the level of costs incurred over time is thought to best reflect the transfer of services to Lilly. The Company determined the value of the research and development activities to be CHF 6.9 million and deferred this balance from the effective date. To date, the Company has cumulatively recognized CHF 6.9 million in contract revenue, resulting in no deferred income (contract liability) on the consolidated balance sheets. The remaining CHF 73.1 million from the upfront payment was allocated to the right-of-use license and recognized on the effective date.

At inception of the agreement, none of the clinical, regulatory or commercial milestones had been included in the transaction price, as all milestone amounts were fully constrained. To date, the Company has recognized CHF 40 million from milestone payments triggered in Q3 2019 and Q1 2020 related to the right-of-use license for intellectual property as there were no further constraints related to these milestones. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors to determine that these milestones are not highly probable to obtain, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee's efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Lilly and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the years ended December 31, 2024, 2023 and 2022, we have recognized no revenues from this arrangement.

Tau active immunotherapy in AD – 2014 agreement with Janssen Pharmaceuticals, Inc. (Janssen), a Johnson & Johnson company

In December 2014, we entered into an agreement with Janssen Pharmaceuticals, Inc. (Janssen), a Johnson & Johnson company (Janssen), part of the Janssen Pharmaceutical Companies of Johnson & Johnson, to develop and commercialize therapeutic anti-Tau active immunotherapies for the treatment of AD and potentially other tauopathies. The value of this collaboration is potentially up to CHF 500 million and includes upfront and clinical, regulatory and commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the low-double digits to the mid-teens for the ACI-35.030 active immunotherapy program. In April 2016, July 2017, January 2019, November 2019, December 2022, November 2023, September 2024 and December 2024, the companies entered into the first, second, third, fourth, fifth, sixth, seventh and eighth amendments, respectively. These amendments allow for the alignment of certain payment and activity provisions with the Development Plan and Research Plan activities. We and Janssen have completed the co-development of the second-generation lead active immunotherapies, ACI 35.030 and JACI 35.054, through Phase 1b/2a. In November 2022, it was announced that ACI-35.030 was selected to advance into further development based on interim data from the ongoing Phase 1b/2a trial. In December 2023, it was announced that Janssen has programmed the launch of Phase 2b clinical study to evaluate ACI-35.030/JNJ-2056 in patients with preclinical AD, those individuals not yet showing symptoms. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b (AC Immune's contribution to the first Phase 2b trial is capped). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of ACI-35.030. In July 2024, JNJ-2056 was granted Fast Track designation from the FDA, for the treatment of AD.

Under the terms of the agreement, Janssen may terminate the agreement at any time after completion of the first Phase 1b clinical study in 2016 by providing 90 days' notice to us. If not otherwise terminated, the agreement shall continue until the expiration of all royalty obligations as outlined in the contract.

The agreement also allows for the expansion to a second indication based on the same anti-Tau active immunotherapy program and based on intellectual property related to this program.

The Company received an upfront, non-refundable license fee of CHF 25.9 million, which we recognized as revenue in 2014. In May 2016, we received a payment of CHF 4.9 million for reaching a clinical milestone in the first Phase 1b study. In February 2024, we received a payment of CHF 14.8 million for the commencement of the first Phase 2b clinical study. In October 2024, we received a payment of CHF 24.6 million for triggering the rapid rate of prescreening in the potentially registrational Phase 2b ReTain trial. The Company recognized this income as revenue because we deemed it highly probable that this milestone would be obtained and would not be subject to reversal in the future.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Janssen is a customer. The Company identified the following performance obligations under the contract: (i) a right-of-use license and (ii) research and development services including a development and chemistry, manufacturing and controls work plan. The Company considered the research and development capabilities of Janssen, Janssen's right to sublicense, and the fact that the research and development services are not proprietary and can be provided by other vendors, to conclude that the license has stand-alone functionality and is distinct. The Company's obligation to perform research and development services does not significantly impact or modify the licenses' granted functionality. Based on these assessments, the Company identified the license and the research and development services as the performance obligations at the inception of the arrangement, which were deemed to be distinct in the context of the contract.

At execution of the agreement, the transaction price included only the upfront consideration received of CHF 25.9 million. At inception, none of the clinical, regulatory or commercial milestones has been included in the transaction price, as all milestone amounts were fully constrained. The Company did receive a payment of CHF 4.9 million for reaching a clinical milestone in the first Phase 1b study in May 2016, a payment of CHF 14.8 million for the commencement of the first Phase 2b clinical study in February 2024 and a payment of CHF 24.6 million for triggering the rapid rate of prescreening in the potentially registrational Phase 2b ReTain trial in October 2024. The Company could also receive up to more than CHF 418 million in clinical, regulatory and commercial milestones as well as tiered, low-double digits to mid-teen royalties on aggregate net sales for the ACI-35.030 active immunotherapy program. In assessing that future

clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors to determine that these milestones are not highly probable to obtain, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee's efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Janssen and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the years ended December 31, 2024, 2023 and 2022, we have recognized CHF 24.6 million, CHF 14.8 million and nil, respectively, from this arrangement.

Tau-PET imaging agent – 2014 agreement with Life Molecular Imaging (LMI)

In May 2014 (as amended in June 2022), we entered into an agreement, our first diagnostic partnership, with LMI, the former Piramal Imaging SA. The partnership with LMI is an exclusive, worldwide licensing agreement for the research, development and commercialization of the Company's Tau protein PET tracers supporting the early diagnosis and clinical management of AD and other Tau-related disorders and includes upfront and sales milestone payments totaling up to EUR 160 (CHF 152) million, plus royalties on sales at a percentage rate ranging from mid-single digits to low-teens. LMI may terminate the LCA at any time by providing 3 months' notice to us.

In connection with this agreement, AC Immune received a payment of EUR 500 (CHF 664) thousand, which was fully recognized in 2015. In Q1 2017, we recorded a milestone payment of EUR 1 (CHF 1.1) million related to the initiation of "Part B" of the first-in-man Phase 1 study. In Q3 2019, the Company recognized EUR 2 (CHF 2.2) million in connection with the initiation of a Phase 2 trial of Tau-PET tracer in patients with mild cognitive impairment and mild–to-moderate AD in comparison with non-demented control participants. In Q3 2022, the Company recognized EUR 4 (CHF 3.9) million linked to the progression of the Tau-PET tracer into late-stage development in AD. The Company is eligible to receive additional variable consideration related to the achievement of certain clinical milestones totaling EUR 4 (CHF 4) million should the compound make it through Phase 3 clinical studies. We are also eligible to receive potential regulatory and sales-based milestones totaling EUR 148 (CHF 140.5) million. Finally, the Company is eligible for royalties from the mid-single digits to low-teens.

Notes to the Consolidated Financial Statements
continued

13. CONTRACT REVENUES continued

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that LMI is a customer. The Company has identified that the right-of-use license as the only performance obligation. The Company determined that transaction price based on the defined terms allocated to each performance obligation specified in the contract.

The upfront payment constitutes the amount of consideration to be included in the transaction price and has been allocated to the license. None of the clinical, regulatory or commercial milestones has been included in the transaction price as these variable consideration elements are considered fully constrained. As part of its evaluation of the constraint, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee's efforts.

Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as these amounts have been determined to relate predominantly to the license granted to LMI and therefore are recognized at the later of when the performance obligation is satisfied or the related sales occur. The Company considered LMI's right to sublicense and develop the Tau protein PET tracers, and the fact that LMI could perform the research and development work themselves within the license term without AC Immune, to conclude that the license has stand-alone functionality and is distinct. The Company believes that the contracted amount represents the fair value. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the years ended December 31, 2024, 2023 and 2022, the Company has recognized nil, nil and CHF 3.9 million, respectively, from this arrangement.

Anti-Abeta Active Immunotherapy in AD – 2024 agreement with Takeda Pharmaceuticals, USA, Inc

In May 2024, the Company entered into a worldwide option and license agreement with Takeda Pharmaceuticals, USA, Inc. (Takeda) for our active immunotherapies targeting Abeta, including ACI-24.060 for the treatment of AD. AC Immune will be responsible for completing the ABATE trial. Following option exercise, Takeda would conduct and fund all further clinical development and be responsible for all global regulatory activities as well as worldwide commercialization. Under the terms of the agreement, AC Immune received an upfront payment of USD 100.0 (CHF 92.3) million in May 2024

and is eligible to receive an option exercise fee in the low-to-mid nine-figure USD range and additional potential development, commercial and sales-based milestones of up to approximately USD 2.1 (CHF 1.9) billion if all related milestones are achieved over the course of the agreement. Upon commercialization, AC Immune will be entitled to receive tiered mid-to-high teens percentages royalties on worldwide net sales.

Under the terms of the agreement, Takeda may terminate the agreement at any time by providing 90 days' notice to the Company. If not otherwise terminated, the agreement shall continue until Takeda decides not to exercise its license option or until the expiration of all royalty obligations as outlined in the contract.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Takeda is a customer. The Company identified the following performance obligations under the contract: (i) a license option and (ii) development, chemistry, manufacturing, and controls ("CMC") and regulatory activities as outlined in the development and CMC plans, which are necessary to deliver the data package to Takeda. AC Immune concluded that the license option is considered a material right, as the value of the license exceeds the option exercise fee, thereby considering it a distinct performance obligation. The development, CMC, and regulatory activities are treated as one distinct performance obligation because the underlying activities are not distinguishable in the context of the contract and are inputs to an integrated development program that will generate valuable data and information for Takeda in determining whether to exercise the option.

At the agreement's execution, the transaction price included only the upfront and non-refundable consideration of USD 100.0 (CHF 92.3) million. At inception, none of the development milestones, which may occur prior to the Takeda option exercise, were included in the transaction price, as all milestone amounts were fully constrained. The Takeda option exercise payment and any future development and commercial milestone payments, and royalties following the Takeda option exercise were excluded from the initial transaction price at contract inception. The option exercise fee is considered variable consideration as it depends on Takeda's decision to exercise. In assessing that future development or commercial milestones are fully constrained, the Company considered numerous factors, including that the receipt of these milestones is contingent upon success in future clinical trials and the licensee's

efforts, and thus not highly probable to obtain. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur, as they predominantly relate to the license that will be granted to Takeda upon exercise and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period as uncertain events are resolved or other changes in circumstances occur.

The valuation of each performance obligation involves estimates and assumptions, with the timing of revenue recognition determined by either delivery or the provision of services. In line with the allocation objective under IFRS 15, the Company allocated the USD 100.0 (CHF 92.3) million upfront payment within the transaction price to the license option and development, CMC, and regulatory activities, using the relative stand-alone selling price method. For the standalone selling price of the license option, the Company utilized an income-based approach, which included key assumptions such as the post-option development timeline and costs, revenue forecasts, discount rates, and probabilities of development and regulatory success. The standalone selling price for the development, CMC and regulatory activities was calculated using a cost-plus margin approach based on the estimated development timeline. The Company allocated the transaction price based on the relative standalone selling prices, assigning USD 87.4 (CHF 80.7) million to the license option and USD 12.6 (CHF 11.6) million to development, CMC, and regulatory activities.

The Company has deferred revenue recognition for the license option and will recognize the entirety of the revenue either when the option is exercised and Takeda obtains the exclusive license, or when the option expires. The Company will recognize revenue related to the development, CMC and regulatory performance obligation over the estimated period of completion of these obligations, using an input method reflecting the costs incurred relative to the total costs expected to be incurred.

For the year ended December 31, 2024, the Company recorded contract revenue CHF 2.7 million reflecting its efforts under this agreement.

As of December 31, 2024, the Company recorded CHF 89.6 million in deferred contract revenue related to the unsatisfied performance obligations under this agreement. The deferred contract revenue allocated to the license option is classified as short-term on the consolidated balance sheets because, in accordance with IAS 1, the Company

does not have the right to defer the settlement of that portion for at least twelve months after the reporting period. The deferred contract revenue allocated to development, CMC, and regulatory activities will be recognized over the remaining performance period and classified as either current or non-current on the consolidated balance sheets, based on the expected timing of satisfaction of the performance obligations.

13.2 Grant income
Grants from the Michael J. Fox Foundation

In December 2021, the Company announced that it had been awarded two grants totaling USD 1.5 (CHF 1.4) million to advance small molecule PD programs. One award supported an existing early-stage program to develop small molecules that can prevent intracellular aggregation and spreading of a-syn. The other award funded research on the therapeutic potential of chemically and mechanistically novel, brain penetrant small molecule inhibitors of NLRP3 inflammasome activation for the treatment of PD.

In August 2022, the Company received follow-on grant funding as part of its joint arrangement with Skåne in Sweden totaling USD 0.5 (CHF 0.5) million for the continued development of its alpha-synuclein PET imaging diagnostic agent. As part of this grant, AC Immune received USD 0.4 (CHF 0.4) million directly from the MJFF. Skåne received USD 0.1 (CHF 0.1) million of the total grant directly from the MJFF over the duration of the grant period.

In February 2023, the Company announced that it had been awarded a new grant totaling USD 0.5 (CHF 0.4) million from the MJFF to support the development of its TDP-43 PET tracer program.

For the years ended December 31, 2024, 2023 and 2022, the Company has recognized less than CHF 0.1 million, CHF 1.2 million and CHF 1.2 million, respectively, from its MJFF grants, under "Other operating income/(expense), net".

Notes to the Consolidated Financial Statements
continued

14. EXPENSES BY CATEGORY

Research and development

	For the Year Ended December 31,		
In CHF thousands	2024	2023	2022
Operating expenses	40,163	33,198	41,166
Payroll expenses	20,195	19,499	17,548
Share-based compensation	2,212	1,909	1,622
Total research and development expenses	**62,570**	**54,606**	**60,336**

The increase of research and development expenses in 2024 compared with the prior period is predominantly driven by increases in investments in our research and development projects, the annualization of 2023 hires and additional new hires during the year.

For the years ended December 31, 2024, 2023 and 2022, the Company had 122.5, 115.4 and 122.4 FTEs in our research and development functions.

General and administrative

	For the Year Ended December 31,		
In CHF thousands	2024	2023	2022
Operating expenses	5,825	4,729	6,207
Payroll expenses	8,222	7,755	7,874
Share-based compensation	3,212	2,821	1,708
Total general and administrative expenses	**17,259**	**15,305**	**15,789**

In 2024, general and administrative expenses increased compared to the previous year, primarily driven by a rise in legal fees related to business development and licensing activities, as well as higher due to new hires and the greater fair value of equity awards granted in 2024.

For the years ended December 31, 2024, 2023 and 2022, the Company had 30.9, 26.2 and 22.5 FTEs in our general and administrative functions.

Financial result, net

	For the Year Ended December 31,		
In CHF thousands	2024	2023	2022
Financial income	3,196	1,044	69
Financial expense	(133)	(176)	(355)
Exchange differences	(1,598)	(1,467)	393
Finance result, net	**1,465**	**(599)**	**107**

Our finance result primarily consists of interest income associated with our short-term financial assets and interest expense associated with lease liabilities as well as foreign currency exchange differences.

For the year ended December 31, 2024, the change in net finance result of CHF 2.1 million primarily related to an increase of CHF 2.2 million in financial income attributed to higher interest received on net investments in short-term financial assets, with more deposits made in 2024 compared to the previous period.

15. RELATED-PARTY TRANSACTIONS

Board of directors and executive management compensation

Key management includes the board of directors and executive management. For 2024, there were six members (2023 and 2022: eight) of the Board (excluding the CEO) and seven members (2023: seven and 2022: seven) of executive management (including the CEO). Compensation was as follows:

	For the Year Ended December 31,		
In CHF thousands	2024	2023	2022
Short-term employee benefits	5,071	4,661	4,187
Post-employment benefits	476	446	295
Share-based compensation	3,571	3,251	2,503
Total compensation	**9,118**	**8,358**	**6,985**

16. INCOME TAXES

The Group recognized less than CHF 0.1 million in income taxes and no deferred tax asset or liability positions for the years ended December 31, 2024, 2023 and 2022, respectively. The Group's expected tax expense for each year is based on the applicable tax rates in each jurisdiction. In 2024, these rates ranged from 13.6% to 34.0% (13.6% – 33.8% for 2023 and 2022) in the Group's respective tax jurisdictions. The weighted average tax rate applicable to the Group was 13.6% (13.6% for 2023 and 2022, respectively).

The Group's income tax expense for each year can be reconciled to loss before tax as follows:

	For the Year Ended December 31,		
In CHF thousands	2024	2023	2022
Loss before income tax	(50,913)	(54,223)	(70,740)
Tax benefit calculated at the domestic rates applicable in the respective countries	(6,925)	(7,371)	(9,616)
(Income not subject to tax)/expenses not deductible for tax purposes	692	611	455
Effect of unused tax losses and tax offsets not recognized as deferred tax assets	6,236	6,770	9,174
Effective income tax rate expense	**3**	**10**	**13**

The Swiss tax rate used for the 2024 reconciliations is the corporate tax rate of 13.6% (13.6% in 2023 and 2022, respectively) payable by corporate entities in the Canton of Vaud, Switzerland on taxable profits under tax law in that jurisdiction.

The below table details the total unrecognized deductible temporary differences, unused tax losses and unused tax credits:

	As of December 31,		
In CHF thousands	2024	2023	2022
Unrecognized deductible temporary differences, unused tax losses and unused tax credits			
Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:			
Tax losses	343,589	312,972	264,089
Deductible temporary differences related to:			
Retirement benefit plan	8,844	5,770	3,213
Total	**352,433**	**318,742**	**267,302**

Notes to the Consolidated Financial Statements
continued

16. INCOME TAXES continued

The following table details the tax losses carry forwards of the Company and their respective expiry dates:

In CHF thousands	As of December 31,		
	2024	2023	2022
Tax losses split by expiry date:			
December 31, 2024	—	15,231	15,231
December 31, 2025	48,894	48,894	48,894
December 31, 2026	—	—	—
December 31, 2027	57,824	57,824	57,824
December 31, 2028	75,204	75,204	75,204
December 31, 2029	66,936	66,936	66,936
December 31, 2030	48,883	48,883	—
December 31, 2031	45,848	—	—
Total unrecorded tax loss carryforwards	**343,589**	**312,972**	**264,089**

The tax losses available for future offset against taxable profits have increased by CHF 45.8 million from 2023, representing the amount of tax losses that are additionally available as an offset reduced by expiring tax losses in 2024 of CHF 15.2 million, subject to expiration as disclosed in the table above, against future taxable income.

Consistent with prior years, the Company has not recorded any deferred tax assets in relation to the past tax losses available for offset against future profits as the recognition criteria were not met at the balance sheet date.

17. RETIREMENT BENEFIT PLAN

The Company participates in a collective foundation covering all of its employees including its executive officers. In addition to retirement benefits, the plan provides death or long-term disability benefits.

Contributions paid to the plan are computed as a percentage of salary, adjusted for the age of the employee and shared approximately 47% and 53% by employee and employer, respectively.

This plan is governed by the Swiss Law on Occupational Retirement, Survivors and Disability Pension Plans (BVG), which requires contributions to be made to a separately administered fund. The fund has the legal form of a foundation and it is governed by a board of trustees, which consists of an equal number of employer and employee representatives of its members. The board of trustees is responsible for the administration of the plan assets and for the definition of the investment strategy. The Company has no direct influence on the investment strategy of the foundation board.

The assets are invested by the pension plan, to which many companies contribute, in a diversified portfolio that respects the requirements of the Swiss BVG. Therefore, disaggregation of the pension assets and presentation of plan assets in classes that distinguish the nature and risks of those assets is not possible. Under the plan, both the Company and the employee share the costs. The structure of the plan and the legal provisions of the BVG mean that the employer is exposed to actuarial risks. The main risks are investment risk, interest risk, disability risk and the life expectancy of pensioners. Through our affiliation with the pension plan, the Company has minimized these risks, as they are shared between a much greater number of participants. On leaving the Company, a departing employee's retirement savings are transferred to the pension institution of the new employer or to a vested benefits institution. This transfer mechanism may result in pension payments varying considerably from year to year.

The pension plan is exposed to Swiss inflation, interest rate risks and changes in the life expectancy for pensioners. For accounting purposes under IFRS Accounting Standards, the plan is treated as a defined benefit plan in accordance with IAS 19.

The following table sets forth the status of the defined benefit pension plan and the amount that is recognized in the consolidated balance sheets:

In CHF thousands	As of December 31,		
	2024	2023	2022
Defined benefit obligation	(52,455)	(41,060)	(32,410)
Fair value of plan assets	43,611	35,290	29,197
Total liability	**(8,844)**	**(5,770)**	**(3,213)**

The following amounts have been recorded as net pension cost in the consolidated statements of income/(loss):

In CHF thousands	For the Year Ended December 31,		
	2024	2023	2022
Current service cost	1,688	1,453	1,712
Past service cost	—	903	—
Interest cost	680	804	126
Interest income	(574)	(705)	(87)
Net pension cost	**1,794**	**2,455**	**1,751**

The changes in defined benefit obligation, fair value of plan assets and unrecognized gains/(losses) are as follows.

A. Change in defined benefit obligation

In CHF thousands	For the Year Ended December 31,		
	2024	2023	2022
Defined benefit obligation as of January 1	(41,060)	(32,410)	(33,889)
Current service cost	(1,688)	(1,453)	(1,712)
Past service cost	—	(903)	—
Interest cost	(680)	(804)	(126)
Change in demographic assumptions	(16)	136	29
Change in financial assumptions	(3,846)	(2,908)	8,397
Change in experience assumptions	(1,078)	(57)	(1,726)
Benefits deposited	(2,504)	(1,265)	(2,327)
Employees' contributions	(1,583)	(1,396)	(1,056)
Defined benefit obligation as of December 31	**(52,455)**	**(41,060)**	**(32,410)**

B. Change in fair value of plan assets

In CHF thousands	For the Year Ended December 31,		
	2024	2023	2022
Fair value of plan assets as of January 1	35,290	29,197	26,791
Interest income	574	705	87
Employees' contributions	1,583	1,396	1,056
Employer's contributions	1,804	1,567	1,210
Benefits deposited	2,504	1,265	2,327
Return on plan assets excluding interest income	1,856	1,160	(2,274)
Fair value of plan assets as of December 31	**43,611**	**35,290**	**29,197**

Expected contributions by the employer to be paid to the post-employment benefit plans during the annual period beginning after the end of the reporting period amount to approximately CHF 1.8 million.

C. Change in net defined benefit liability

In CHF thousands	For the Year Ended December 31,		
	2024	2023	2022
Net defined benefit liabilities as of January 1	5,770	3,213	7,098
Net pension cost through statement of income/(loss)	1,794	2,455	1,751
Remeasurement through other comprehensive income/(loss)	3,084	1,669	(4,426)
Employer's contribution	(1,804)	(1,567)	(1,210)
Net defined benefit liabilities as of December 31	**8,844**	**5,770**	**3,213**

Notes to the Consolidated Financial Statements
continued

17. RETIREMENT BENEFIT PLAN continued

D. Other comprehensive gains/(losses)

In CHF thousands	For the Year Ended December 31,		
	2024	2023	2022
Effect of changes in demographic assumptions	(16)	136	29
Effect of changes in financial assumptions	(3,846)	(2,908)	8,397
Effect of changes in experience assumptions	(1,078)	(57)	(1,726)
Return on plan assets excluding interest income	1,856	1,160	(2,274)
Total other comprehensive gain/(loss)	**(3,084)**	**(1,669)**	**4,426**

In 2022, the change in experience assumptions results from an increased sum of insured salaries. In 2024, the change in experience assumptions is mainly due to new active insured and pensioners.

The fair value of the plan assets is the cash surrender value of the insurance with the insurance company (AXA). The investment strategy defined by the board of trustees follows a conservative profile.

The weighted-average duration of the defined benefit obligation is 16.3 years and 15.5 years as of December 31, 2024 and 2023, respectively.

The actuarial assumptions used for the calculation of the pension cost and the defined benefit obligation of the defined benefit pension plan for the years ended December 31, 2024, 2023 and 2022, respectively, are as follows:

	For the Year Ended December 31,		
	2024	2023	2022
Discount rate	1.00%	1.50%	2.25%
Rate of future increase in compensations	2.00%	1.75%	1.75%
Rate of future increase in current pensions	0.00%	0.00%	0.00%
Interest rate on retirement savings capital	1.25%	1.50%	2.25%
Mortality and disability rates	BVG 2020 GT (CMI)	BVG 2020 GT (CMI)	BVG 2020-CMI

In defining the benefits, the minimum requirements of the Swiss BVG and its implementing provisions must be observed. The BVG defines the minimum pensionable salary and the minimum retirement credits.

A quantitative sensitivity analysis for significant assumptions as of December 31, 2024 is shown below:

	Discount rate		Future salary increase		Future pension cost		Interest rate on savings capital	
Assumptions	0.5% increase CHF '000	0.5% decrease CHF '000	0.5% increase CHF '000	0.5% decrease CHF '000	0.5% increase CHF '000	0.5% decrease CHF '000	0.5% increase CHF '000	0.5% decrease CHF '000
Potential defined benefit obligation	48,532	56,936	53,728	51,262	54,683	50,423	53,865	51,118
Decrease/(increase) from actual defined benefit obligation	3,923	(4,481)	(1,273)	1,193	(2,228)	2,032	(1,410)	1,337

A quantitative sensitivity analysis for significant assumptions as of December 31, 2023 is shown below:

	Discount rate		Future salary increase		Future pension cost		Interest rate on savings capital	
Assumptions	0.5% increase CHF '000	0.5% decrease CHF '000	0.5% increase CHF '000	0.5% decrease CHF '000	0.5% increase CHF '000	0.5% decrease CHF '000	0.5% increase CHF '000	0.5% decrease CHF '000
Potential defined benefit obligation	38,132	44,390	41,997	40,205	42,681	39,578	42,158	40,030
Decrease/(increase) from actual defined benefit obligation	2,928	(3,330)	(937)	855	(1,621)	1,482	(1,098)	1,030

The sensitivity analyses above are subject to limitations and have been determined based on a method that extrapolates the impact on net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

18. SHARE-BASED COMPENSATION

Share-based option awards

As of December 31, 2024, there are equity-based instruments outstanding that the Company has granted under two different plans.

The Company's 2016 Share Option and Incentive Plan (SOIP) was approved by the shareholders at the ordinary shareholders' meeting in November 2016. The 2016 Plan authorizes the grant of incentive and non-qualified share options, share appreciation rights, restricted share awards, restricted share units, unrestricted share awards, performance share awards, performance-based awards to covered employees and dividend equivalent rights. The Company only grants equity-based instruments from the SOIP as of December 31, 2024.

The following table summarizes equity-settled share option grants for plans that existed during the period:

Plan	Number of options awarded (since inception)	Vesting conditions	Contractual life of options
Share option plan C1	6,775,250	4 years' service from grant date	10 years
2016 SOIP:			
Executives and directors	5,238,005	1 year, 3 year and 4 years' service from the date of grant, quarterly and annually	10 years
Employees	1,811,687	4 years' service from the date of grant, annually	10 years

The number and weighted-average exercise prices (in CHF) of options under the share option programs for Plans C1 and the 2016 SOIP are as follows:

	Number of options	Weighted-average exercise price (CHF)	Weighted-average remaining term (years)
Outstanding at January 1, 2022	3,585,689	6.21	7.8
Forfeited during the year	(304,738)	6.32	—
Exercised during the year	(110,250)	0.15	—
Granted during the year	1,090,316	3.18	—
Outstanding at December 31, 2022	4,261,017	5.65	7.6
Exercisable at December 31, 2022	**2,345,648**	**6.41**	**6.6**
Outstanding at January 1, 2023	4,261,017	5.65	7.6
Forfeited during the year	(824,084)	5.34	—
Exercised during the year	(42,037)	1.52	—
Granted during the year	1,554,281	1.75	—
Outstanding at December 31, 2023	4,949,177	4.11	7.2
Exercisable at December 31, 2023	**3,022,345**	**4.88**	**6.4**
Outstanding at January 1, 2024	4,949,177	4.11	7.2
Forfeited during the year	(135,118)	3.28	—
Expired during the year	(205,634)	5.41	—
Exercised during the year	(4,278)	3.11	—
Granted during the year	406,680	3.40	—
Outstanding at December 31, 2024	5,010,827	4.50	6.3
Exercisable at December 31, 2024	**4,097,932**	**4.79**	**5.9**

Notes to the Consolidated Financial Statements
continued

18. SHARE-BASED COMPENSATION continued

The outstanding stock options as of December 31, 2024 have the following range of exercise prices:

Range of exercise prices	Total options	Weighted-average remaining term (years)
CHF 0.15	80,625	1.16
CHF 9.53	109,665	2.37
USD 2.03 to USD 3.00	1,326,865	7.83
USD 3.00 to USD 6.00	2,005,164	6.41
USD 6.00 to USD 9.00	1,363,575	5.49
USD 9.00 to USD 12.30	124,933	3.14
Total outstanding options	**5,010,827**	

The weighted-average exercise price for options granted in 2024, 2023 and 2022 is USD 3.99 (CHF 3.40), USD 2.08 (CHF 1.75) and USD 3.44 (CHF 3.18), respectively. The range of exercise prices for outstanding options was CHF 0.15 to CHF 9.53 for awards previously granted in CHF (prior to 2018) and USD 2.03 to USD 12.30 for awards granted in USD as of December 31, 2024.

For awards issued in 2024, the volatility is based on the Company's actual volatility for the period congruent with the expected term of the underlying option. The risk-free interest rate is based on yields of long-dated U.S. Treasury notes that align with the expected term of the award. The weighted-average share price of common share options exercised in 2024 is USD 4.42 (CHF 3.88).

The weighted-average grant date fair values of the options granted in 2024, 2023 and 2022 are USD 3.68 (CHF 3.13), USD 1.57 (CHF 1.33) and USD 2.38 (CHF 2.20), respectively. The following table illustrates the weighted-average assumptions for the Black-Scholes option-pricing model used in determining the fair value of these awards:

	For the Year Ended December 31		
	2024	2023	2022
Exercise price (USD)	3.39-4.23	2.03-3.11	2.76-4.57
Share price (USD and weighted average)	3.99	2.08	3.44
Risk-free interest rate	3.7-4.2%	4.0-4.6%	0-2.4%
Expected volatility	82-107%	72-86%	67-80%
Expected term (in years)	5.5-6	5.5-6	5.5-6.25
Dividend yield	—	—	—

Restricted share awards

A summary of share awards (restricted share and restricted share units) activity as of December 31, 2024 and changes during the year then ended is presented below:

Grantee type	Number of share awards granted (since inception)	Vesting conditions	Contractual life of non-vested share awards
Restricted share units			
Directors	305,948	1 year service from date of grant, annually	10 years
Executives	1,415,118	1 year, 3 year and 4 years' service from the date of grant, quarterly and semi-annually	10 years
Employees	995,277	3 years' service from the date of grant, annually	10 years

	Number of shares	Weighted-average grant date fair value (CHF)
Non-vested at January 1, 2022	797	9.41
Granted during the year	239,194	3.06
Vested during the year	(23,505)	3.28
Non-vested at December 31, 2022	216,486	3.06
Vested and exercisable at December 31, 2022	**89,020**	**7.84**
Non-vested at December 31, 2022	216,486	3.06
Forfeited during the year	(134,947)	2.05
Exercised during the year	(55,503)	2.37
Granted during the year	1,187,570	1.89
Vested during the year	(265,366)	2.46
Non-vested at December 31, 2023	1,003,743	1.97
Vested and exercisable at December 31, 2023	**298,883**	**4.08**
Non-vested at December 31, 2023	1,003,743	1.97
Forfeited during the year	(97,841)	3.26
Exercised during the year	(99,018)	2.54
Granted during the year	1,094,876	4.04
Vested during the year	(1,064,554)	3.05
Non-vested at December 31, 2024	822,740	3.12
Vested and exercisable at December 31, 2024	**1,377,903**	**3.25**

The weighted-average grant date fair values of the remaining non-vested share awards as of the respective year end for the restricted share units were CHF 3.12, CHF 1.97 and CHF 3.06 for the years ended December 31, 2024, 2023 and 2022, respectively. The fair values of these non-vested share awards granted were determined using the market value of the common shares on the date of the award.

The expense charged against the income statement was CHF 5.5 million, CHF 4.4 million and CHF 3.3 million for the years ended December 31, 2024, 2023 and 2022, respectively. The expense is determined by the Company based on the number of instruments that are expected to become exercisable.

19. COMMITMENTS AND CONTINGENCIES

The Company's commitments and contingencies relate to its ongoing operating activities, mainly research and development programs, as well as its leased corporate space.

In the normal course of business, we conduct product research and development programs through collaborative programs that include, among others, arrangements with universities, contract research organizations and clinical research sites. We have contractual arrangements with these organizations.

We lease our corporate, laboratory and other facilities under multiple leases at the EPFL Innovation Park in Ecublens, near Lausanne, Canton of Vaud, Switzerland. Our lease agreements have no termination clauses longer than a 12-month contractual notice period. The Company recognizes a right-of-use asset for its leases, except for short-term and low-value leases as indicated in Note 3. See "Note 5. Right-of-use assets, long-term financial assets and lease liabilities" for the contractual undiscounted cash flows for lease obligations.

In CHF thousands	As of December 31,	
	2024	2023
Within 1 year	27,554	21,746
Between 1 and 3 years	11,652	16,920
Between 3 and 5 years	4,008	7,632
More than 5 years	65	1,270
Total	**43,279**	**47,568**

Notes to the Consolidated Financial Statements
continued

20. EARNINGS PER SHARE

In CHF thousands except for share and per share data	For the Year Ended December 31,		
	2024	2023	2022
Loss per share (EPS)			
Numerator			
Net loss attributable to equity holders of the Company	(50,916)	(54,233)	(70,753)
Denominator			
Weighted-average number of shares outstanding used to compute EPS basic and diluted attributable to equity holders	99,691,971	84,694,616	83,554,412
Basic and diluted loss per share for the period attributable to equity holders	**(0.51)**	**(0.64)**	**(0.85)**

In periods for which we have a loss, basic net loss per share is the same as diluted net loss per share. We have excluded from our calculation of diluted loss per share all potentially dilutive in-the-money (i) share options and (ii) non-vested restricted share awards. See "Note 18. Share-based compensation" for the potentially dilutive equity awards.

21. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's activities expose it to the following financial risks: market risk (foreign exchange and interest rate risk), credit risk and liquidity risk. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance.

The following table shows the carrying amounts of financial assets and financial liabilities:

In CHF thousands	As of December 31,	
	2024	2023
Financial assets		
Right-of-use assets	5,437	3,508
Long-term financial assets	415	361
Other current receivables	1,104	622
Accounts receivable	—	14,800
Short-term financial assets	129,214	24,554
Cash and cash equivalents	36,275	78,494
Total financial assets	**172,445**	**122,339**

In CHF thousands	As of December 31,	
	2024	2023
Financial liabilities		
Long-term lease liabilities	4,401	2,825
Trade and other payables	2,658	1,679
Accrued expenses	12,098	11,087
Short-term lease liabilities	1,026	672
Total financial liabilities	**20,183**	**16,263**

Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the EUR, USD and to a lesser extent to GBP, DKK and SEK. The currency exposure is not hedged. However, the Company has a policy of matching its cash holdings to the currency structure of its expenses, which means that the Company holds predominantly CHF, with lesser balances of EUR and USD (see "Note 7. Cash and cash equivalents and short-term financial assets"). The Company recognized a loss of CHF 1.6 million, a loss of CHF 1.5 million and a gain of CHF 0.5 million for the years ended December 31, 2024, 2023 and 2022, respectively, within "Finance result, net."

As of December 31, 2024, if the CHF had strengthened/weakened by 10% against the EUR and the USD with all other variables held constant, the net loss for the period would have been lower/higher by CHF 5.0 million (2023: CHF 2.6 million), mainly as a result of foreign exchange gains/losses on predominantly EUR/USD denominated cash and cash equivalents and short-term financial assets.

Interest rates

The Company's CHF cash holdings (inclusive of those held in short-term financial assets) were subject to positive interest rates at certain counterparty thresholds through 2024. As of December 31, 2024 if the interest rates granted by the counterparties had increased/decreased by 10%, the net income for the period would have been higher/lower by CHF 0.2 million. Interest income and interest expense are recorded within finance results, net in our consolidated statements of income/(loss).

Credit risk

The Company maintains a formal treasury risk and investment management policy to limit counterparty credit risk. As of December 31, 2024, the Company's cash and cash equivalents and short-term financial assets are held with six financial institutions, each with a high credit rating ranging from A+ to AA- assigned by international credit-rating agencies. The maximum amount of credit risk is the carrying amount of the financial assets. Other receivables are fully performing, not past due and not impaired (see "Note 7. Cash and cash equivalents and short-term financial assets" and "Note 10. Other current receivables").

Liquidity risk

Inherent in the Company's business are various risks and uncertainties, including the high uncertainty that new therapeutic concepts will succeed. AC Immune's success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii) acquire and keep key personnel employed and (iv) acquire additional capital to support its operations.

The Company's approach of managing liquidity is to ensure sufficient cash to meet its liabilities when due. Therefore, management closely monitors the cash position on rolling forecasts based on expected cash flow to enable the Company to finance its operations for at least 12 months. The Company has CHF 2.7 million in trade and other payables, and CHF 12.1 million in accrued expenses which are due within 12 months from the reporting date. Finally, as it relates to the Company's lease liabilities please see "Note 5. Right-of-use assets, long-term financial assets and lease liabilities" for detail of when corresponding lease liabilities are due.

22. CAPITAL RISK MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and to preserve the capital on the required statutory level in order to succeed in developing a cure against (i) AD, (ii) focused non-Alzheimer's neurodegenerative diseases including NeuroOrphan indications and (iii) diagnostics.

23. SUBSEQUENT EVENTS

Management has evaluated subsequent events after the balance sheet date, through the issuance of these consolidated financial statements, for appropriate accounting and disclosures. The Company has determined that there were no other such events that warrant disclosure or recognition in these consolidated financial statements.

Statutory Auditor's Report
to the General Meeting of AC Immune SA
Ecublens

REPORT ON THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Opinion

We have audited the consolidated financial statements of AC Immune SA and its subsidiary (the Group), which comprise the consolidated balance sheet as at December 31, 2024, and the consolidated statement of income/(loss), the consolidated statement of comprehensive income/(loss), the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the consolidated financial statements (pages 56 to 89) give a true and fair view of the consolidated financial position of the Group as at December 31, 2024 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards and comply with Swiss law.

Basis for opinion

We conducted our audit in accordance with Swiss law, International Standards on Auditing (ISA) and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor's responsibilities for the audit of the consolidated financial statements' section of our report. We are independent of the Group in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, as well as the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our audit approach

Overview



Materiality

Audit scope

Key audit matters

Overall Group materiality: CHF 2,900 thousand

We conducted full scope audit work on the Swiss entity. Our audit scope addressed over 99% of the Group's total assets.

As key audit matter the following area of focus has been identified:

Intangible asset – valuation

Materiality

The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the consolidated financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.

Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall Group materiality for the consolidated financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the consolidated financial statements as a whole.

Overall Group materiality	CHF 2,900 thousand
Benchmark applied	3 years average loss before tax
Rationale for the materiality benchmark applied	Based on our analysis and professional judgement we determined that the average of 3 years loss before tax is the most appropriate benchmark. We chose the average of 3 years of loss before tax because it is the benchmark against which the performance of the Group is most commonly measured, and it is a generally accepted benchmark. In addition, in our view, the selected materiality threshold is aligned with investors and Audit & Finance Committee expectations.

We agreed with the Audit & Finance Committee that we would report to them misstatements above CHF 290 thousand identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.

Audit scope

We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the consolidated financial statements as a whole, taking into account the structure of the Group, the accounting processes and controls, and the industry in which the Group operates.

The Group financial statements are a consolidation of 2 components. We identified 1 component that, in our view, required an audit of its complete financial information due to its size or risk characteristics. The component excluded from our Group audit scope didn't contribute to more than 1% of total revenue or total assets. Audit procedures were also performed over Group consolidation.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Statutory Auditor's Report

continued

Intangible asset – valuation

Key audit matter	How our audit addressed the key audit matter
As described in Note 6 to the consolidated financial statements, the Company has CHF 50,416 thousand of an in-process research and development (IPR&D) intangible asset as of December 31, 2024. The asset is not ready for use until the asset obtains market approval. Therefore, in accordance with IAS 36 'Impairment of asset', the IPR&D asset is reviewed at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. The significant assumptions used in the model include anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, and the discount rate used to discount future cash flows. The Company's valuation model calculates the risk-adjusted, net cash flows through the period of market exclusivity across target sales regions. The principal considerations for our determination that performing procedures relating to the intangible asset – valuation is a key audit matter are (i) the significant judgment by management when determining the value of the intangible asset; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the audit evidence obtained related to the valuation of the intangible asset and management's assumptions related to anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, and the discount rate used to discount future cash flows; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge..	Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's valuation of the intangible asset. These procedures also included, among others, (i) testing management's process for developing the fair value estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, and the discount rate. Evaluating management's assumptions related to anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, involved evaluating whether the assumptions used by management were reasonable considering (i) the consistency with market and industry data; and (ii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company's discounted cash flow model and the discount rate assumption.

Other information in the annual report

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the financial statements, the consolidated financial statements, the compensation report and our auditor's reports thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' responsibilities for the consolidated financial statements

The Board of Directors is responsible for the preparation of consolidated financial statements, that give a true and fair view in accordance with IFRS Accounting Standards and the provisions of Swiss law, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law, ISA and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they

could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Swiss law, ISA and SA-CH, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

◆ Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

◆ Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

◆ Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

◆ Conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

◆ Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

◆ Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

Statutory Auditor's Report
continued

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them regarding all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

In accordance with article 728a para. 1 item 3 CO and PS-CH 890, we confirm the existence of an internal control system that has been designed, pursuant to the instructions of the Board of Directors, for the preparation of the consolidated financial statements.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers SA

/s/ Alex Fuhrer   **/s/ Bruno Rossi**

Licensed audit expert   Licensed audit expert

Auditor in charge

Pully, March 13, 2025



STATUTORY
FINANCIAL
STATEMENTS

Statutory Balance Sheets
as of December 31

	Note	2024 CHF '000	2023 CHF '000
Assets			
Current assets			
Cash and cash equivalents	6	36,260	78,484
Short-term financial assets	6	129,214	24,554
Accounts receivable from third parties	7	—	14,800
Other current receivables			
– From third parties	8	1,056	622
– Intercompany	8	4	7
Prepaid expenses	9	4,301	6,437
Accrued income	10	1,099	246
Total current assets		**171,934**	**125,150**
Non-current assets			
Long-term financial assets	5	415	361
Property, plant and equipment	3	2,651	3,376
Intangible assets	4	50,416	50,416
Total non-current assets		**53,482**	**54,153**
Total assets		**225,416**	**179,303**
Liabilities and shareholders' equity			
Current liabilities			
Trade payables			
– To third parties	11	2,658	1,678
Accrued expenses	11	11,788	10,732
Short-term deferred income	12	—	138
Short-term deferred contract revenue	13	85,056	—
Total current liabilities		**99,502**	**12,548**
Non-current liabilities			
Long-term deferred contract revenue	13	4,560	—
Total non-current liabilities		**4,560**	**—**
Shareholders' equity			
Share capital	14	2,199	2,083
Reserves from capital contributions		476,219	475,775
Accumulated losses brought forward		(310,998)	(262,115)
Treasury shares	15	(218)	(105)
Loss for the year		(45,848)	(48,883)
Total shareholders' equity		**121,354**	**166,755**
Total liabilities and shareholders' equity		**225,416**	**179,303**

Statutory Income Statements
for the Year Ended December 31

	Note	2024 CHF '000	2023 CHF '000
Revenue	16	**28,568**	19,175
Operating expenses			
Salaries and related costs	17	(28,716)	(26,208)
Operating expenses	17	(45,796)	(39,728)
Depreciation of fixed assets	17	(1,485)	(1,672)
Total operating expenses		**(75,997)**	**(67,608)**
Operating loss		**(47,429)**	**(48,433)**
Financial income	18	3,196	1,044
Financial expenses	18	(1,615)	(1,494)
Total financial result, net		**1,581**	**(450)**
Loss for the period		**(45,848)**	**(48,883)**

Notes to the Statutory Financial Statements

1. GENERAL INFORMATION

AC Immune SA ("AC Immune," "the Company," "we") is a clinical-stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel proprietary medicines and diagnostics for prevention and treatment of neurodegenerative diseases (NDD) associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of NDD, such as Alzheimer's disease (AD) and Parkinson's disease (PD), with common mechanisms and drug targets, such as amyloid beta (Abeta), Tau, alpha-synuclein (a-syn) and TDP-43. Our corporate strategy is founded upon a three-pillar approach that targets (i) AD, (ii) focused non-AD NDD including Parkinson's disease, ALS and NeuroOrphan indications and (iii) diagnostics. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop novel medicines and diagnostics to target misfolded proteins.

The Company was initially incorporated as a limited liability company on February 13, 2003 in Basel and effective August 25, 2003 was transitioned into a stock company. The Company's corporate headquarters are located at EPFL Innovation Park Building B, 1015 Lausanne, Switzerland.

The statutory financial statements of AC Immune for the period ended December 31, 2024 were authorized for issue in accordance with a resolution of the Board of Directors on March 12, 2025 and will be submitted to the next Ordinary General Assembly.

During 2024 and 2023, AC Immune had an annual average of more than 10 but less than 250 full time equivalent positions.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

The present annual accounts have been prepared in accordance with the provisions of the Swiss law on accounting and financial reporting (32nd Title of the Swiss Code of Obligations). The principal accounting policies are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Current vs. non-current classification

The Company presents assets and liabilities in the balance sheets based on a current/non-current classification. The Company classifies as current all amounts (assets) that are to be realized within 12 months after the reporting period and classifies as non-current all other amounts (assets). For liabilities, any amounts expected to be settled within 12 months after the reporting period are classified as current if the Company does not have the right to defer settlement for at least 12 months after the reporting period – all other amounts (liabilities) are classified as non-current.

Foreign currency transactions

The financial statements are presented in Swiss Francs (CHF). Foreign currency transactions are translated into the functional currency (CHF) using prevailing exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into CHF at rates of exchange prevailing at the reporting date. Any gains or losses from these translations are included in the income statement in the period in which they arise.

Non-monetary assets and liabilities at historical costs are converted at the foreign exchange rate at the time of the transaction. Any foreign exchange profits are deferred in the balance sheet as not having an effect on net income. Foreign exchange losses, on the other hand, are recorded in the profit and loss account.

Revenue recognition

Revenue includes upfront fees, milestone payments as well as revenue from research and development agreements associated with collaborations with third parties and grants from public institutions and foundations.

License of intellectual property

Revenue from non-refundable, upfront license payments and performance milestones where the Company has continuing involvement is recognized over the estimated performance or agreement period, depending on the terms of the agreement. The recognition of revenue is prospectively changed for subsequent changes in the development or agreement period.

For collaboration agreements on product candidates (i) that are in clinical development, (ii) where the upfront payment reflects a payment for past investments the Company has made in the development of the product candidate, access to the product candidate, the associated intellectual property and our knowledge, and, (iii) where there is no further performance commitment, the Company recognizes the fair value of the upfront payment at the time of entering into

the collaboration agreement. For collaboration agreements (i) in clinical development but where conditions (ii) and (iii) are not met, the Company recognizes revenue from upfront payments under our collaboration agreements when the performance obligations are satisfied.

For collaboration agreements, in addition to receiving upfront payments, the Company is also entitled to milestone and other contingent payments upon achieving pre-defined objectives.

Milestone payments

Revenue from milestones, if they are non-refundable and deemed substantive, is recognized upon successful accomplishment of the milestones. To the extent that non-substantive milestones are achieved, and the Company has remaining performance obligations, milestones are deferred and recognized as revenue over the estimated remaining period of performance.

Research and development services

The Company has certain arrangements with our collaboration partners that include contracting our full-time employees for research and development programs. These revenues are recorded in license and collaboration revenues as the services are performed.

Grant income

The Company has received grants, from time to time from institutions to support certain research projects. Grants are recorded in the income statement within Revenue when there is reasonable assurance that the Company will satisfy the underlying grant conditions and the grants will be received. In certain circumstances, grant income may be recognized before formal grantor acknowledgement of milestone achievements. To the extent required, grant income is deferred and recognized on a systematic basis over the periods in which the Company expects to recognize the related expenses for which the grants are intended to compensate.

Research and development expenditures

Given the stage of development of the Company's products, all research expenditure is recognized as expense when incurred. Research and development expenditures include:

- the cost of acquiring, developing and manufacturing active pharmaceutical ingredients for product candidates that have not received regulatory approval, clinical trial materials and other research and development materials;
- fees and expenses incurred under agreements with contract research organizations, investigative sites and other entities in connection with the conduct of clinical trials and preclinical studies and related services, such as administrative, data-management and laboratory services;

- fees and costs related to regulatory filings and activities;
- costs associated with preclinical and clinical activities;
- employee-related expenses, including salaries and bonuses, benefits, and travel expenses; and
- all other allocated expenses such as facilities and information technology (IT) costs.

For external research contracts, expenses include those associated with contract research organizations, or CROs, or contract manufacturing organizations, or CMOs. The invoicing from CROs or CMOs for services rendered does not always align with the timing of services performed. We accrue the cost of services rendered in connection with CRO or CMO activities based on our estimate of the "stage of completion" for such contracted services. We maintain regular communication with our CRO or CMO vendors to gauge the reasonableness of our estimates and accrue expenses as of the balance sheet date in the financial statements based on facts and circumstances known at the time.

Registration costs for patents are part of the expenditure for research and development projects. Therefore, registration costs for patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

Property, plant and equipment

Equipment is shown at historical acquisition cost, less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to the acquisition of the property, plant and equipment. Depreciation is calculated using a straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

IT equipment	3 years
Laboratory equipment	5 years
Leasehold improvements/furniture	5 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Where an asset's carrying amount is greater than its estimated recoverable amount, it is written down to its recoverable amount.

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

Notes to the Statutory Financial Statements
continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES continued

Intangible asset
The Company reviews the in-process research and development (IPR&D) asset at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. The Company has determined the IPR&D asset was not impaired as of December 31, 2024 and 2023, respectively.

The key assumptions used in the valuation model in accordance with an income approach to determine the recoverable amount include observable and unobservable key inputs as follows:

- Anticipated research and development costs;
- Anticipated costs of goods and sales and marketing expenditures;
- Probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks;
- Target indication prevalence and incidence rates;
- Anticipated market share;
- General commercialization expectations such as anticipated pricing and uptake;
- Expected patent life and market exclusivity periods; and
- Other metrics such as the tax rate.

The Company's valuation model calculates the risk-adjusted, net cash flows through the projected period of market exclusivity across target sales regions. The Company uses a discount rate of 17% (17% for 2023), based on the assumed cost of capital for the Company over the forecast period.

Intercompany equity investment
The Company commenced financial operations in the United States in 2021 via the opening of its fully-owned subsidiary, AC Immune USA, Inc. ("the Subsidiary"). The Subsidiary is located at 17 State Street Fl 40, New York, USA, and is registered and organized under the laws of Delaware, USA. The Company owns 100% of the Subsidiary, paying in less than USD 1 (CHF 1) for 100 shares of par value USD 0.01 of the Subsidiary's shares.

Financial assets and liabilities
The Company's financial assets and liabilities are comprised of receivables, cash and cash equivalents, short-term financial assets and trade payables.

Receivables
Receivables are non-derivative financial assets with fixed payments that are not quoted in an active market. They arise when the Company provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as long-term assets. Receivables are recognized at their billing value. An allowance for doubtful accounts is recorded for potential estimated losses when there is evidence of the debtor's inability to make required payments and the Company assesses on a forward-looking basis the expected credit losses associated with these receivables held at amortized cost.

Short-term financial assets
Short-term financial assets are held with external financial institutions and comprise fixed-term deposits with maturities ranging from more than 3 until 12 months in duration.

Cash and cash equivalents
Cash and cash equivalents include deposits held with external financial institutions and cash on hand. All cash and cash equivalents are either in cash or in deposits with original duration of less than 3 months. The Company assesses at each period whether there is objective evidence that financial assets are impaired.

Trade payables
Trade payables are recognized initially at nominal amount, which represents cost incurred.

Significant shareholders
Principal shareholders who own more than 5 percent of the voting rights as of December 31:

Principal shareholders	Shares owned 2024 Number	Percent	Shares owned 2023 Number	Percent
5% Shareholders				
BVF Inc.[1]	19,522,436	19.7%	14,571,236	14.7%
dievini Hopp BioTech holding GmbH & Co KG[2]	16,316,742	16.5%	16,316,742	16.5%
Varuma AG[3]	11,999,999	12.1%	11,999,999	12.1%
Affiris[4]	6,428,100	6.5%	6,578,100	6.7%

1 Based on information set forth in a Schedule 13G/A filed with the SEC by BVF on November 14, 2024, these shares consist of 19,522,436 shares held of record by BVF Inc. The address of BVF Inc. is 44 Montgomery St., 40th Floor, San Francisco, California 94104.
2 Based on information set forth in a Schedule 13G/A filed with the SEC by dievini Hopp BioTech holding GmbH & Co KG ("dievini") on February 10, 2023. These shares consist of 16,316,742 shares held by dievini.
DH-Capital GmbH & Co. KG ("DH-Capital") and OH Beteiligungen GmbH & Co. KG ("OH Beteiligungen") are collectively the holders of 100% of the limited partner interest in dievini and therefore, control the voting and dispositive decisions of dievini together and may be deemed to beneficially own the shares held by dievini. Dietmar Hopp, Oliver Hopp and Daniel Hopp are the ultimate controlling persons of dievini, DH-Capital and OH Beteiligungen, and control the voting and investment decisions of the ultimate parent company of dievini and therefore, may be deemed to beneficially own the shares held by dievini by virtue of their status as controlling persons of dievini.
The address of the principal business office of dievini and Dietmar Hopp is c/o dievini Hopp BioTech holding GmbH & Co. KG, Johann-Jakob-Astor Straße 57, 69190 Walldorf, Germany. The address of the principal business office of DH-Capital GmbH & Co. KG and OH Beteiligungen GmbH & Co. KG is Opelstraße 28, 68789 St. Leon-Rot, Germany. The address of the principal business office of Oliver Hopp is Johann-Jakob-Astor-Straße 59, 69190 Walldorf, Germany
3 Represents 11,999,999 shares held by Varuma AG set forth in a Schedule 13G/A filed with the SEC on February 12, 2019. The address for Varuma AG is Aeschenvorstadt 55, CH 4051 Basel, Switzerland. Rudolf Maag controls the voting and investment decisions of Varuma AG.
4 Based on information set forth in a Schedule 13G/A filed with the SEC by Affiris AG December 13, 2024, these shares consist of 6,428,100 shares held of record by Affiris AG. The address of Affiris AG is Karl-Farkas-Gasse 22, 1030 Vienna, Austria.

Operating lease liabilities
We have been a tenant at our current location in the EPFL Innovation Park in Ecublens/Lausanne since shortly after our inception in 2003. We lease our corporate, laboratory and other facilities under multiple operating leases that are month to month with no termination clause longer than a 12-month contractual notice period. Our lease agreements are structured such that we can exit these lease agreements without penalty provided we give the owner of our premises sufficient notice. As of December 31, 2024, the total minimum liability for the remaining term was CHF 1.4 million.

Provisions
Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events where it is more likely than not that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Critical judgments and accounting estimates
The preparation of financial statements in conformity with the Swiss Code of Obligations requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on option, collaboration and licensing agreements, (ii) clinical development accruals and (iii) IPR&D asset. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Notes to the Statutory Financial Statements
continued

INFORMATION RELATING TO ITEMS ON BALANCE SHEETS AND INCOME STATEMENTS

3. PROPERTY, PLANT AND EQUIPMENT

	As of December 31,	
In CHF thousands	2024	2023
Furniture and fixtures	333	309
IT equipment	2,387	2,168
Lab equipment	10,536	10,233
Leasehold improvements	1,863	1,662
Assets under construction	—	—
Total acquisition cost	**15,119**	**14,372**
Accumulated depreciation	(12,468)	(10,996)
Total property, plant and equipment	**2,651**	**3,376**

4. INTANGIBLE ASSETS

	As of December 31,	
In CHF thousands	2024	2023
Intangible assets	50,416	50,416
Total intangible assets	**50,416**	**50,416**

5. LONG-TERM FINANCIAL ASSETS

	As of December 31,	
In CHF thousands	2024	2023
Rental deposit (restricted cash)	412	358
Security deposit	3	3
Total long-term financial assets	**415**	**361**

6. CASH AND CASH EQUIVALENTS AND SHORT-TERM FINANCIAL ASSETS

	As of December 31,	
In CHF thousands	2024	2023
Cash and cash equivalents	36,260	78,484
Short-term financial assets due in one year or less	129,214	24,554
Total cash and cash equivalents and short-term financial assets	**165,474**	**103,038**
Cash and cash equivalents by currency		
CHF	20,798	52,437
EUR	7,308	8,155
USD	8,154	17,892
Total cash and cash equivalents	**36,260**	**78,484**
Short-term financial assets by currency		
CHF	95,006	22,000
EUR	18,705	—
USD	15,503	2,554
Total short-term financial assets	**129,214**	**24,554**

7. ACCOUNTS RECEIVABLE FROM THIRD PARTIES

As of December 31, 2024, the accounts receivable balance was nil.

As of December 31, 2023, the balance of accounts receivable included the CHF 14.8 million milestone payment due under the Janssen Agreement for reaching the programmed launch of the Phase 2b ReTain trial study. This amount was received in Q1 2024.

8. OTHER CURRENT RECEIVABLES

	As of December 31,	
In CHF thousands	2024	2023
Other current receivables		
From third parties	1,056	622
Intercompany	4	7
Total other current receivables	**1,060**	**629**

9. PREPAID EXPENSES

	As of December 31,	
In CHF thousands	2024	2023
Prepaid expenses	4,301	6,437
Total prepaid expenses	**4,301**	**6,437**

10. ACCRUED INCOME

	As of December 31,	
In CHF thousands	2024	2023
Accrued income	1,099	246
Total accrued income	**1,099**	**246**

11. TRADE PAYABLES AND ACCRUED EXPENSES

	As of December 31,	
In CHF thousands	2024	2023
Trade payables	2,658	1,678
Total trade payables	**2,658**	**1,678**
Accrued payroll expenses	3,866	4,294
Accrued R&D costs	6,505	4,722
Other accrued expenses	1,417	1,716
Total accrued expenses	**11,788**	**10,732**
Total trade payables and accrued expenses	**14,446**	**12,410**

As of December 31, 2024 and 2023 the Company held liabilities toward our pension insurance provider, amounting to nil and CHF 728 thousand, respectively.

12. DEFERRED INCOME

	As of December 31,	
In CHF thousands	2024	2023
Deferred income	—	138
Total deferred income	**—**	**138**

Notes to the Statutory Financial Statements
continued

13. DEFERRED CONTRACT REVENUE

In CHF thousands	As of December 31,	
	2024	2023
Short-term deferred contract revenue	85,056	—
Total short-term deferred contract revenue	**85,056**	**—**
Long-term deferred contract revenue	4,560	—
Total long-term deferred contract revenue	**4,560**	**—**

In May 2024, the Company entered into a worldwide option and license agreement with Takeda Pharmaceuticals, USA, Inc. (Takeda) for our active immunotherapies targeting Abeta, including ACI-24.060 for the treatment of AD. AC Immune will be responsible for completing the ABATE trial. Following option exercise, Takeda would conduct and fund all further clinical development and be responsible for all global regulatory activities as well as worldwide commercialization. Under the terms of the agreement, AC Immune received an upfront payment of USD 100.0 (CHF 92.3) million in May 2024 and is eligible to receive an option exercise fee in the low-to-mid nine-figure USD range and additional potential development, commercial and sales-based milestones of up to approximately USD 2.1 (CHF 1.9) billion if all related milestones are achieved over the course of the agreement. Upon commercialization, AC Immune will be entitled to receive tiered mid-to-high teens percentages royalties on worldwide net sales.

For the year ended December 31, 2024, the Company recorded contract revenue CHF 2.7 million reflecting its efforts under this agreement.

As of December 31, 2024, the Company recorded CHF 89.6 million in deferred contract revenue related to the unsatisfied performance obligations under this agreement. The deferred contract revenue allocated to the license option is classified as short-term. The deferred contract revenue allocated to development, CMC, and regulatory activities will be recognized over the remaining performance period and classified as either current or non-current on the statutory balance sheets, based on the expected timing of satisfaction of the performance obligations.

14. SHARE CAPITAL

As of December 31, 2024 and 2023, the issued share capital amounted to CHF 2,198,645 and CHF 2,082,858, respectively, and is composed of common shares of 109,932,248 and 104,142,905, respectively. The common shares have nominal values of CHF 0.02 per share. All shares have been fully paid.

In Q2 2024, the Company issued 5,700,000 common shares with a nominal value of CHF 0.02 to be held as treasury shares. As of December 31, 2024, the Company has CHF 475.6 million of reserves from capital contributions confirmed by the Swiss Federal Tax Administration.

On December 19, 2023, the Company announced that it had closed an underwritten offering of 14,300,000 common shares, resulting in gross proceeds of approximately USD 50.1 (CHF 43.8) million. Net underwriting fees and transaction costs totaled CHF 3.3 million for a net total of CHF 40.5 million. Transaction costs associated with these offerings and related to the issuance of new shares were charged directly against the reserves from capital contributions account thereby reducing the total shareholder equity reported.

15. TREASURY SHARES

	As of December 31,			
	2024		2023	
	Number	KCHF	Number	KCHF
Treasury shares – Tranche 1 (September 2020)	2,806,613	56	2,850,798	57
Treasury shares – Tranche 2 (May 2021)	2,393,160	48	2,393,160	48
Treasury shares – Tranche 3 (June 2024)	5,700,000	114	—	—
Total	**10,899,773**	**218**	**5,243,958**	**105**

Commencing in September 2020, the Company established an "at the market offering" (ATM) for the sale of up to USD 80.0 (CHF 73.0) million worth of our common shares from time to time by entering into an Open Market Sale Agreement (Sales Agreement) with Jefferies LLC (Jefferies). In Q2 2021 and Q2 2024, we filed a new registration statement on Form F-3 and entered into a new Sales Agreement in Q2 2021 and Q3 2024 to replace and extend the ATM program. To date, the Company has sold 2,179,434 common shares previously held as treasury shares pursuant to the Sales Agreement, raising USD 16.4 (CHF 14.9) million, net of underwriting fees and transaction costs.

As of December 31, 2024, the Company held in total 10,899,773 fully paid-in treasury shares as part of its ATM offerings. These shares were established via three tranches (one in September 2020, one in September 2021 and one in June 2024, respectively). Under present Swiss tax laws, repurchases of shares for the purposes of cancellation are treated as a partial liquidation and are subject to 35% Swiss withholding tax on the difference between the repurchase price and the nominal value of the shares except, since January 1, 2011, to the extent these are booked against the reserves from capital contributions confirmed by the Swiss Federal Tax Administration (apports de capital) if any. No partial liquidation treatment applies and no withholding tax is triggered if the shares are not repurchased for cancellation but held by the Company as treasury shares, provided the limitations imposed by corporate law are respected (the nominal value of such shares does not exceed 10% of the outstanding share capital and the purchase price is covered by freely disposable equity). However, regarding the above-mentioned 10,899,773 treasury shares and given the specificities of the ATM offering, the Company sought and obtained a tax ruling for the two first tranches from the Swiss Federal Tax Administration confirming that their acquisition by the Company did not constitute a direct partial liquidation and therefore does not trigger withholding tax. Further, the Company has obtained a tax ruling from the concerned Cantonal Tax Authority at its place of incorporation, to obtain confirmation that the placement of these treasury shares related to the two first tranches for a subscription price superior to their nominal value will not trigger any corporate income tax for the Company.

As of December 31, 2024, 2,806,613 shares from the first tranche have not been sold and are still recorded as treasury shares. In addition, 2,393,160 fully paid in treasury shares issued as part of second tranche, and 5,700,000 fully paid in treasury shares issued as part of the third tranche, for the ATM for future subscription (or, possibly, as part of a future share-dividend program, should the Company become profitable and have enough earnings carried forward to cover such distribution) have not been sold and are still recorded as treasury shares as of December 31, 2024. The shares linked to the two first tranches are covered by the above-mentioned tax rulings (i.e. their acquisition does not trigger any withholding tax and their placement will not trigger any corporate income tax). The Company sought confirmation from the Cantonal Tax Authority at its place of incorporation that the same previous tax ruling remains valid and covers the third tranche as well. Based on the cantonal confirmation the company will assess with its tax advisors whether a confirmation should also be obtained from the Federal Tax Authority.

16. REVENUE

In CHF thousands	For the Year Ended December 31,	
	2024	2023
Revenue	28,568	19,175
Total revenue	**28,568**	**19,175**

Notes to the Statutory Financial Statements
continued

17. OPERATING EXPENSES

In CHF thousands	For the Year Ended December 31,	
	2024	2023
Salaries and related costs		
– related to research and development	20,386	18,813
– related to general administrative	8,330	7,395
Total salaries and related cost	**28,716**	**26,208**
Research and development expenses		
– related to research and development	37,260	31,669
Total research and development expenses	**37,260**	**31,669**
General and administrative expenses		
– related to general and administrative	8,459	7,528
– related to offering costs	4	85
– related to intercompany transactions	73	446
Total general and administrative expenses	**8,536**	**8,059**
Depreciation of fixed assets	1,485	1,672
Total operating expenses	**75,997**	**67,608**

18. FINANCIAL INCOME AND EXPENSES

In CHF thousands	For the Year Ended December 31,	
	2024	2023
Financial income		
– interest income	3,196	1,044
Total financial income	**3,196**	**1,044**
Financial expenses		
– bank fees	(17)	(13)
– interest expense	—	(71)
– foreign exchange loss	(1,598)	(1,410)
Total financial expenses	**(1,615)**	**(1,494)**
Total financial result, net	**1,581**	**(450)**

19. SHAREHOLDERS RIGHTS AND EQUITY AWARDS

The following table presents information on the equity awards granted to executive officers, directors and employees in accordance with Article 959c, paragraph 2, number 11 Swiss Code of Obligations (CO) in 2024 and 2023:

	In 2024		In 2023	
	Number	KCHF	Number	KCHF
Equity awards granted to executive officers and directors	964,614	3,571	2,290,716	3,458
Equity awards granted to employees	536,942	2,120	451,135	850
Total	**1,501,556**	**5,691**	**2,741,851**	**4,308**

Equity awards are comprised of share option grants and restricted share awards. The fair value of our share option grants is determined using the Black-Scholes-Merton Model and restricted share awards are valued using the market value of the common stock on the date of the award.

The table below presents beneficial ownership of executive officers and directors, including affiliated entities, if applicable, as of December 31, 2024:

Beneficial ownership of executive officers and directors	Number of shares	Number of equity awards
Andrea Pfeifer, Ph.D., Chief Executive Officer and Director	2,146,071	2,321,548
Madiha Derouazi, Ph.D., Chief Scientific Officer	6,349	105,366
Nuno Mendonça, M.D., Chief Medical Officer	—	81,570
Anke Post, M.D., Ph.D., Chief Medical Officer	—	49,271
Christopher Roberts, Chief Financial Officer	20,135	151,015
Piergiorgio Donati, Chief Technical Operations Officer	4,500	283,511
Howard Donovan, Chief Human Resources Officer	—	172,610
Jean-Fabien Monin, Chief Administrative Officer	311,950	170,098
Douglas Williams, Ph.D., Chair and Director	16,000	197,972
Monika Bütler, Ph.D., Vice Chair and Director	1,000	159,824
Werner Lanthaler, Ph.D., Director	103,128	166,405
Roy Twyman, M.D., Director	26,000	172,681
Carl June, M.D., Director	1,000	151,486
Monica Shaw, M.D., Director	—	154,480

20. GENDER EQUALITY ACT

AC Immune conducted the equal pay analysis according to the Gender Equality Act (GEA) using the Equal Salary Foundation methodology for the reference month of July 2023. The analysis showed the Company respects the tolerance threshold for gender-based wage discrimination. The equal pay analysis has been verified by an accredited auditing company in accordance with Art. 13d LEg. In its report dated April 9, 2024, this company states that it did not find any facts in its formal examination of the equal pay analysis that would lead to the conclusion that the equal pay analysis does not comply with the legal requirements in all respects.

21. POST BALANCE SHEET EVENTS

Management has evaluated subsequent events after the balance sheet date, through the issuance of these financial statements, for appropriate accounting and disclosures. The Company has determined that there were no other such events that warrant disclosure or recognition in these financial statements.

Proposed Carry Forward of the Accumulated Losses

ACCUMULATED LOSSES CARRIED FORWARD

	As of December 31,	
In CHF thousands	2024	2023
Accumulated losses at the beginning of the period	(310,998)	(262,115)
Loss for the year	(45,848)	(48,883)
Accumulated losses available to the Annual General Meeting	**(356,846)**	**(310,998)**

MOTION OF THE BOARD OF DIRECTORS ON THE PROPOSED CARRY FORWARD OF THE ACCUMULATED LOSSES

	As of December 31,	
	Motion of the Board of Directors 2024	Resolution of the Annual General Meeting 2023
In CHF thousands		
Accumulated losses available to the Annual General Meeting	(356,846)	(310,998)
Carried forward	**(356,846)**	**(310,998)**

Statutory Auditor's Report

to the General Meeting of AC Immune SA
Ecublens

REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS

Opinion

We have audited the financial statements of AC Immune SA (the Company), which comprise the statutory balance sheet as at December 31, 2024, and the statutory income statement for the year then ended, and notes to the statutory financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements (pages 98 to 110) comply with Swiss law and the Company's articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor's responsibilities for the audit of the financial statements' section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our audit approach

Overview



Overall materiality: CHF 2,690 thousand

We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the financial statements as a whole, taking into account the structure of the Company, the accounting processes and controls, and the industry in which the Company operates.

As key audit matter the following area of focus has been identified:

Intangible asset – valuation

Statutory Auditor's Report
continued

Materiality

The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall materiality for the financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the financial statements as a whole.

Overall materiality	CHF 2,690 thousand
Benchmark applied	3 years average loss before tax
Rationale for the materiality benchmark applied	Based on our analysis and professional judgement we determined an average of 3 years of loss before tax is the most appropriate benchmark. We chose the average of 3 years of loss before tax because it is the benchmark against which the performance of the Company is most commonly measured, and it is a generally accepted benchmark. In addition, in our view, the selected materiality threshold is aligned with investors and Audit & Finance Committee expectations.

We agreed with the Audit & Finance Committee that we would report to them misstatements above CHF 269 thousand identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.

Audit scope

We designed our audit by determining materiality and assessing the risks of material misstatement in the financial statements. In particular, we considered where subjective judgements were made; for example, in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits, we also addressed the risk of management override of internal controls, including among other matters consideration of whether there was evidence of bias that represented a risk of material misstatement due to fraud.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Intangible asset – Valuation

Key audit matter	How our audit addressed the key audit matter
As described in Notes 2 and 4 to the financial statements, the Company has CHF 50,416 thousand of an in-process research and development (IPR&D) intangible asset as of December 31, 2024. The IPR&D asset is reviewed at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. The significant assumptions used in the valuation model in accordance with an income approach to determine the recoverable amount include observable and unobservable key inputs as follows: anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, and the discount rate used to discount future cash flows. The Company's valuation model calculates the risk-adjusted, net cash flows through the period of market exclusivity across target sales regions. The principal considerations for our determination that performing procedures relating to the intangible asset – valuation is a key audit matter are (i) the significant judgment by management when determining the value of the intangible asset; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the audit evidence obtained related to the valuation of the intangible asset and management's assumptions related to anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, and the discount rate used to discount future cash flows; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge..	Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to management's valuation of the intangible asset. These procedures also included, among others, (i) testing management's process for developing the fair value estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, and the discount rate. Evaluating management's assumptions related to anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, involved evaluating whether the assumptions used by management were reasonable considering (i) the consistency with market and industry data; and (ii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company's discounted cash flow model and the discount rate assumption.

Statutory Auditor's Report
continued

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the financial statements, the consolidated financial statements, the compensation report and our auditor's reports thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' responsibilities for the financial statements

The Board of Directors is responsible for the preparation of financial statements in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

◆ Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

◆ Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

◆ Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

◆ Conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them regarding all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the financial statements

of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

In accordance with article 728a para. 1 item 3 CO and PS-CH 890, we confirm the existence of an internal control system that has been designed, pursuant to the instructions of the Board of Directors, for the preparation of the financial statements.

Based on our audit according to article 728a para. 1 item 2 CO, we confirm that the Board of Directors' proposal complies with Swiss law and the Company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers SA

/s/ Alex Fuhrer   /s/ Bruno Rossi
Licensed audit expert   Licensed audit expert
Auditor in charge
Pully, March 13, 2025

Shareholder Information

Annual General Meeting:
June 19, 2025

Registered Office:
EPFL Innovation Park
Building B
1015 Lausanne
Switzerland

Exchange listing:
Nasdaq Ticker: ACIU

International contact:
+41 21 345 91 21
info@acimmune.com
Information is available at
www.acimmune.com

Auditor:
PricewaterhouseCoopers SA

Independent Proxy:
Reymond & Associés

Corporate Attorneys:
Switzerland: Bär & Karrer AG
United States: Davis Polk & Wardwell LLP

Disclaimer
Unless otherwise indicated or the context otherwise requires, all references in this Annual Report (the "Annual Report") to "AC Immune," "ACIU," "Company," "we," "our," "ours," "us" or similar terms refer to AC Immune SA together with its subsidiary. The Company owns various registered and unregistered trademarks, for some of which protection has been obtained or is being sought, including Morphomer™, SupraAntigen® and its corporate name, logo and Nasdaq Global Market symbol. All other trademarks, trade names and service marks of other companies appearing in this Annual Report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this Annual Report may be referred to without the respective ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. The Company does not intend to use or display other companies' trademarks and/or trade names to imply a relationship with, or endorsement or sponsorship of the Company by, any other companies.
This Annual Report contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, product candidates, product pipeline, ongoing and planned clinical studies, including those of our collaboration partners, regulatory approvals, research and development (R&D) costs, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate," "will" and "potential," among others.

AC Immune SA
EPFL Innovation Park
Building B
1015 Lausanne
Switzerland

General inquiries: info@acimmune.com

Investor inquiries: ir@acimmune.com

Phone: +41 21 345 91 21